As filed with the Securities and Exchange Commission on June 22, 2007.

Registration No. 333-141716

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DATA DOMAIN, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	3572	94-3412175
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2300 Central Expressway

Santa Clara, CA 95050

(408) 980-4800

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Frank Slootman

President and Chief Executive Officer

2300 Central Expressway Santa Clara, CA 95050 (408) 980-4800

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Robert V. Gunderson, Jr.

David W. Kling

Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP

155 Constitution Drive

Menlo Park, California 94025
Telephone: (650) 321-2400

Telecopy: (650) 321-2800

John L. Savva Sullivan & Cromwell LLP 1870 Embarcadero Road Palo Alto, California 94303 Telephone: (650) 461-5600 Telecopy: (650) 461-5700

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, as amended, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Aggregate Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)
Common Stock, $0.0001 par value	8,498,500	$13.50	$114,729,750	$3,523

(1)	Includes 1,108,500 shares of common stock that may be purchased by the underwriters to cover over-allotments, if any.
(2)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a) under the Securities Act.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated June 22, 2007.

7,390,000 Shares

Common Stock

This is an initial public offering of shares of common stock of Data Domain, Inc.

Data Domain is offering 7,000,000 shares of common stock to be sold in the offering. The selling stockholder identified in this prospectus is offering an additional 390,000 shares. Data Domain will not receive any of the proceeds from the sale of the shares by the selling stockholder.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $11.50 and $13.50. Application has been made for quotation on the Nasdaq Global Market under the symbol “DDUP.”

See “ Risk Factors” on page 7 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Data Domain	$	$
Proceeds, before expenses, to the selling stockholder	$	$

To the extent that the underwriters sell more than 7,390,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,108,500 shares from Data Domain at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                         , 2007.

Goldman, Sachs & Co.	Morgan Stanley

Thomas Weisel Partners LLC	Pacific Crest Securities

Prospectus dated                         , 2007.

datadomain

Capacity-Optimized Storage Appliances

For Disk-Based Backup and Network-Based Disaster Recovery

datadomain
DD560

- Cost Effective
- Easy To Use
- High Performance
- Reliable
- Compatible

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before buying our common stock. You should read the following summary together with the more detailed information appearing in this prospectus, including our consolidated financial statements and related notes, and our risk factors beginning on page 7, before deciding whether to purchase shares of our common stock. Unless the context otherwise requires, we use the terms “Data Domain,” the “company,” “we,” “us” and “our” in this prospectus to refer to Data Domain, Inc. and its subsidiaries on a consolidated basis.

Data Domain

Overview

Data Domain is a leading provider of capacity-optimized storage appliances for disk-based backup and network-based disaster recovery. Our appliances reduce the storage of redundant copies of data and associated storage costs within enterprises and are an alternative to tape-based protection storage systems. In 2007, revenues from the tape-based storage market are expected to be approximately $4.7 billion based on estimates from Freeman Reports, an industry research firm. Our storage solutions address protection storage requirements with low operating costs, ease of use, high performance, reliability and compatibility with leading enterprise backup software. We sell our appliances through a network of channel partners and our direct sales force. As of March 31, 2007, we had over 100 channel partners and our appliances had been purchased by over 750 enterprises worldwide.

Our disk-based appliances combine our Global Compression technology with industry standard components to enable dramatic reductions in the amount of stored backup data. Global Compression technology incorporates a process called data deduplication, which avoids storing redundant copies of data while writing data to disk. When used to deduplicate a single data set over 20 weeks of regular backup storage events, our appliances are designed to achieve a range of data compression of approximately 10x to 30x. The actual range of data compression obtained by our customers depends on the frequency of full backup events, the length of time backup data is retained and the redundancy of the backup data. Through deduplication, our appliances enable enterprises to cost-effectively utilize WAN vaulting, a process by which enterprises replicate backup data offsite using a wide area network, or WAN. Our appliances also provide advanced levels of data protection that are designed to ensure that backup data is accurate and recoverable.

Industry Background

The amount of data stored by enterprises is growing rapidly. As data is created, shared and stored, extra copies are made by multiple users across an enterprise’s network and in multiple storage systems, requiring dramatically greater storage capacity and resulting in significantly increased costs. This problem is particularly pronounced for backup and disaster recovery storage, which is also referred to as protection storage, because backup systems routinely make complete, redundant copies of largely identical files even if only minimal changes have occurred since the last backup event. Even enterprises using leading backup software experience this problem. With enterprises typically performing backup events on a regular basis, redundant data is multiplied, further increasing storage requirements and associated costs.

Backup data has traditionally been stored on tape-based systems because of their relatively low upfront cost. Tape-based systems store all data copied in a backup event and therefore contribute to the problem of increasing data redundancy. The operation of tape-based systems also suffers from numerous limitations, including high operating costs, cumbersome handling, poor performance and unreliability. Disk-based systems have higher performance than tape-based systems but traditionally have not been cost-competitive for backup storage. We believe that our Global Compression technology, combined with recent developments in hard disk drive technology and industry standard components, provide us with a significant opportunity to displace tape-based systems and other less efficient disk-based solutions with capacity-optimized storage appliances that dramatically reduce the amount of redundant data stored in the backup process. Capacity-optimized storage appliances allow enterprises to make more efficient use of their storage capacity and enable disk-based systems to become a cost-effective alternative for protection storage. A December 2006 report by The Taneja Group, an industry research firm, estimates that revenues from the sale of capacity-optimized storage solutions will grow from $262 million in 2007 to over $1.6 billion in 2010, which reflects a compound annual growth rate of 83%.

The Data Domain Capacity-Optimized Storage Solution

Our capacity-optimized storage appliances for disk-based backup and network-based disaster recovery provide an alternative to tape-based protection storage systems. Our appliances provide customers with the following benefits:

•

Cost-Effectiveness—Our disk-based appliances enable enterprises to avoid many of the operating costs associated with the labor-intensive handling and transportation processes required by tape-based systems. In addition, because our appliances enable enterprises to dramatically reduce the storage capacity required for backup data, our appliances can be deployed at an upfront cost comparable to that of tape-based systems;

•

Ease of Use—Our appliances are designed to integrate seamlessly with our customers’ existing storage infrastructures and are easy to install and operate. Our appliances also enable customers to avoid many of the manual collection, transportation and other physical processes associated with tape-based systems;

•

High Performance—Our appliances utilize hard disk drives to provide our customers with faster access to data. In addition, through our Global Compression technology and data replication software, data sets can be dramatically compressed, thereby enabling customers to utilize WAN vaulting cost-effectively;

•	Reliability—Our appliances provide advanced levels of data protection by incorporating technology that performs continuous verification to help ensure that backup data is accurate and recoverable; and

•

Compatibility with Existing Backup Software—Our appliances are compatible with the leading enterprise backup software available in the market today, including products offered by CommVault Systems, Inc., EMC Corporation, International Business Machines Corporation and Symantec Corporation.

Our Strategy

Our goal is to be the leader in the capacity-optimized storage market. Key elements of our strategy include:

•	Continue to focus our sales efforts in the protection storage market, which we believe represents the greatest initial opportunity for the sale of our appliances;

•	Grow our network of channel partners and our direct sales organization to improve penetration of the protection storage market in the United States and to continue to grow sales internationally;

•	Continue to invest in research and development to enhance the capacity and performance of our appliances;

•

Broaden our relationships with existing technology partners and establish new partnerships with additional technology partners to enhance the interoperability of our appliances with products from multiple vendors and to extend our marketing reach; and

•	Deploy our systems in other sectors of the storage market, notably archival storage, which we believe will benefit from capacity-optimized storage systems.

Corporate Information

We were incorporated in Delaware in October 2001. Our corporate headquarters is located at 2300 Central Expressway, Santa Clara, California 95050. Our telephone number is (408) 980-4800. Our website address is www.datadomain.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

“Data Domain,” “Global Compression” and other trademarks of Data Domain appearing in this prospectus are the property of Data Domain. This prospectus contains additional trade names and trademarks of ours and of other companies. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

The Offering

Common stock offered by Data Domain	7,000,000 shares

Common stock offered by the selling stockholder	390,000 shares

Common stock to be outstanding after this offering	51,772,816 shares

Use of proceeds

We intend to use the net proceeds from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire other businesses, products or technologies. We do not have agreements or commitments for any specific acquisitions at this time. We will not receive any proceeds from the shares sold by the selling stockholder. See “Use of Proceeds.”

Dividend policy	Currently, we do not anticipate paying cash dividends.

Risk factors	You should read “Risk Factors” for a discussion of factors that you should consider carefully before deciding whether to purchase shares of our common stock.

Proposed Nasdaq Global Market symbol	DDUP

The number of shares of our common stock to be outstanding following this offering is based on 44,772,816 shares of our common stock outstanding as of March 31, 2007, which assumes the conversion of all outstanding shares of our preferred stock, but excludes:

•	11,817,545 shares of common stock issuable upon exercise of options outstanding as of March 31, 2007 at a weighted average exercise price of $2.70 per share;

•

1,632,381 shares of common stock reserved as of March 31, 2007 for future issuance under our 2002 Stock Plan and an additional 300,000 shares of common stock reserved since March 31, 2007 for future issuance under our 2002 Stock Plan; and

•

7,200,000 shares of common stock reserved for future issuance under our stock-based compensation plans that will become effective on the effective date of the registration statement of which this prospectus is a part, including 6,000,000 shares of common stock reserved for issuance under our 2007 Equity Incentive Plan and 1,200,000 shares of common stock reserved for issuance under our 2007 Employee Stock Purchase Plan.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the automatic conversion of all outstanding shares of our preferred stock into 34,780,625 shares of common stock upon the closing of the offering;

•	the filing of our restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering; and

•	no exercise by the underwriters of their option to purchase up to an additional 1,108,500 shares from Data Domain in the offering.

Summary Consolidated Financial Data

The following tables summarize the consolidated financial data for our business for the periods presented. You should read this summary consolidated financial data in conjunction with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all included elsewhere in this prospectus.

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenue	$779	$8,121	$46,434	$7,863	$20,209
Total cost of revenue(1)	1,424	5,170	14,523	2,862	6,723

Gross profit (loss)	(645)	2,951	31,911	5,001	13,486

Operating expenses:
Sales and marketing(1)	4,177	9,495	20,252	3,097	8,683
Research and development(1)	4,454	6,450	10,447	2,315	4,503
General and administrative(1)	739	1,039	2,831	405	1,778
Settlement expense	–	–	2,919	–	–

Total operating expenses	9,370	16,984	36,449	5,817	14,964

Operating loss	(10,015)	(14,033)	(4,538)	(816)	(1,478)

Total other income (expense), net	189	283	723	78	60

Loss before provision for income taxes	(9,826)	(13,750)	(3,815)	(738)	(1,418)
Provision for income taxes	2	33	211	11	55

Net loss	$(9,828)	$(13,783)	$(4,026)	$(749)	$(1,473)

Net loss per share, basic and diluted	$(1.77)	$(2.07)	$(0.50)	$(0.10)	$(0.15)

Shares used in computing basic and diluted net loss per share	5,559	6,673	7,978	7,584	9,560

Pro forma net loss per share, basic and diluted (unaudited)(2)			$(0.09)		$(0.03)

Shares used in computing pro forma basic and diluted net loss per share (unaudited)(2)			42,705		44,341

(1) Includes stock-based compensation expense as follows:
	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands)
Cost of revenue	$1	$4	$36	$4	$104
Sales and marketing	8	28	485	56	477
Research and development	15	47	558	84	308
General and administrative	11	17	212	66	221

Total stock-based compensation expense	$35	$96	$1,291	$210	$1,110

(2)	The pro forma weighted average shares outstanding reflects the conversion of our convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance.

	As of December 31, 2004	As of December 31, 2005	As of December 31, 2006	As of March 31, 2007
	Actual (unaudited)	Actual	Actual	Actual (unaudited)	Pro Forma (unaudited)(3)	Pro Forma As Adjusted (unaudited)(4)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$9,358	$12,505	$11,857	$14,364	$14,364	$92,239
Working capital	8,233	9,692	12,856	12,658	12,658	90,533
Total assets	11,394	18,896	30,913	35,657	35,657	113,532
Other liability(5)	–	–	3,319	–	–	–
Mandatorily redeemable convertible preferred stock	26,273	41,309	41,514	41,520	–	–
Common stock and additional paid-in capital	1,293	1,542	3,049	7,864	49,384	127,259
Total stockholders’ equity (deficit)	(17,516)	(31,037)	(33,566)	(30,227)	11,293	89,168

(3)	The pro forma column in the consolidated balance sheet data table above reflects the conversion of the 34,780,625 shares of Series A-1, Series A-2, Series B and Series C convertible preferred stock into common stock upon the closing of this offering.

(4)	The pro forma as adjusted column in the consolidated balance sheet data table above reflects (i) the conversion of all outstanding shares of our preferred stock into common stock upon the closing of this offering and (ii) our sale of 7,000,000 shares of common stock in this offering, at an assumed initial public offering price of $12.50 per share, which is the midpoint of the range of the initial public offering price listed on the cover page of this prospectus, and after deducting an assumed underwriting discount and estimated offering expenses that we must pay and the application of our net proceeds from this offering.

(5)	See Note 14 of the notes to our consolidated financial statements included elsewhere in this prospectus.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase shares of our common stock. If any of the following risks is realized, our business, financial condition, results of operations and prospects could be harmed. In that event, the price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

We have a history of losses and we may not achieve or sustain profitability in the future.

We have not yet achieved profitability for any fiscal year. We experienced a net loss of approximately $4.0 million for the year ended December 31, 2006 and $1.5 million for the three months ended March 31, 2007. As of March 31, 2007, our accumulated deficit was approximately $38.1 million. We expect to continue to incur losses, and we may not become profitable in the foreseeable future, if ever. We expect to make significant expenditures related to the development of our business, including expenditures to hire additional personnel relating to sales and marketing and product development. In addition, as a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. Our operating expenses are largely based on anticipated revenue trends, and a high percentage of our expenses are, and will continue to be, fixed in the short term. As a result, a delay in generating or recognizing revenue could cause significant variations in our operating results from quarter to quarter and annually and could result in substantial operating losses. Our revenue growth trends in prior periods are not likely to be sustainable, and we may not generate sufficient revenue to achieve or maintain profitability. We may incur significant losses in the future for a number of reasons, including those discussed in other risk factors and factors that we cannot foresee.

We have a limited operating history and compete in a new and rapidly evolving market, which makes our future operating results difficult to predict.

We were incorporated in October 2001 and first shipped our appliances in February 2004. We have a limited operating history in an industry characterized by rapid technological change, changing customer needs, evolving industry standards and frequent introductions of new products and services. As we encounter rapidly changing customer requirements and increasing competitive pressures, we likely will be required to reposition our product and service offerings and introduce new products and services. We may not be successful in doing so in a timely and appropriately responsive manner, or at all. Furthermore, because we compete in an early stage market, many of our target customers have not purchased products similar to ours and might not have a specific budget for the purchase of our appliances. All of these factors make it difficult to predict our future operating results, which may impair our ability to manage our business and investors’ ability to assess our prospects.

Our financial results would suffer if the market for capacity-optimized storage appliances does not continue to grow.

Our appliances are designed to address the market for capacity-optimized storage appliances for disk-based backup and network-based disaster recovery. This is a new and emerging market. Historically, enterprises have relied on tape-based technologies for backup and recovery. A reduction in demand for disk-based backup storage or network-based disaster recovery could be caused by, among other things, lack of customer acceptance, weakening economic conditions, competing technologies and products, or decreases in corporate spending. Our future financial results would suffer if the market for capacity-optimized disk-based storage appliances does not continue to grow.

We experience quarterly fluctuations in our operating results due to a number of factors, which makes our future results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. If our revenue or operating results fall below the expectations of investors or securities analysts, or below any guidance we may provide to the market, the price of our common stock could decline substantially.

In addition to other risk factors listed in this “Risk Factors” section, factors that may affect our operating results include:

•	fluctuations in demand for our appliances;

•	fluctuations in sales cycles and prices for our appliances;

•	reductions in customers’ budgets for information technology purchases and delays in their purchasing cycles;

•	the timing of recognizing revenue in any given quarter as a result of revenue recognition rules;

•	our ability to develop, introduce and ship in a timely manner new products and product enhancements that meet customer requirements;

•	the timing of product releases or upgrades by us or by our competitors;

•	our ability to hire additional sales personnel and the length of time required for any such additional personnel to generate significant revenue;

•	any significant changes in the competitive dynamics of our market, including new entrants or substantial discounting of products;

•	our ability to control costs, including our operating expenses and the costs of the components we purchase; and

•	general economic conditions in our domestic and international markets.

In addition, we may experience seasonality in the sales of our appliances. We believe our rapid growth and limited operating history may have masked the nature or magnitude of seasonal or cyclical factors that might have influenced our business to date. Seasonal variations in our sales may lead to significant fluctuations in our quarterly operating results.

Our sales are unpredictable, even in the near term.

A substantial portion of our quarterly sales typically occurs during the last month of the quarter, which we believe largely reflects customer buying patterns of products similar to ours and other products in the technology industry generally. In addition, a significant portion of our sales in any quarter is not forecast at the start of the quarter and is generated by sales activity initiated within the quarter. Similarly, we have little visibility at the start of any quarter as to which existing customers, if any, will make additional purchases and when any additional purchases may occur, if at all. As a result, our quarterly operating results are difficult to predict even in the near term.

Our sales efforts involve educating potential customers about the uses and benefits of our appliances, including their technical capabilities and potential cost savings. Potential customers may undertake a significant evaluation process that has in the past resulted in a longer sales cycle. In addition, our sales cycle may be extended if potential customers decide to re-evaluate other aspects of their backup storage infrastructure at the same time they are considering a purchase of our appliances. We spend substantial time, money and other resources in our sales process without any assurance that our efforts will produce any sales. In addition, customer purchases are frequently subject to budget constraints, multiple approvals and unplanned administrative, processing and other delays. If sales expected from a specific customer for a particular quarter are not realized in that quarter, or at all, our business may suffer.

We derive all of our revenue from sales of a single line of systems and related customer support and services, and a decline in demand for these systems would harm our business.

We derive all of our revenue from sales of a single line of protection storage systems and associated customer support and services. As a result, we are vulnerable to fluctuations in demand for these systems, whether as a result of competition, product obsolescence, technological change, customer budgetary constraints or other factors. If demand for our systems were to decline, our business would be harmed.

We face intense competition that could prevent us from increasing our revenue.

The market for our products is highly competitive and we expect competition to intensify in the future. Other companies have introduced and may in the future introduce new products in the same markets we serve or intend to enter. This competition could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses and failure to increase, or the loss of, market share.

Competitive products may have better performance, lower prices and broader acceptance than our appliances. Many of our current or potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we have. Potential customers may prefer to purchase from their existing vendors rather than a new vendor regardless of product performance or features. In addition, our competitors may be able to bundle products and services that we do not offer together with a protection storage product at a combined price that is more attractive than the price we charge for our appliances. We expect increased pricing pressure in the future, which could have a negative impact on the gross margins for our appliances. Currently, we face competition from traditional providers of tape-based storage systems such as Sun Microsystems, Inc. and Quantum Corporation as well as a number of established storage companies that offer a variety of different protection storage products, including EMC Corporation and Network Appliance, Inc. and, to a lesser extent, Hitachi Data Systems Corporation, Hewlett-Packard Company and International Business Machines Corporation. Some of our competitors sell, or have announced plans to sell, capacity-optimized storage products that compete directly with our appliances, and additional competitors may introduce capacity-optimized storage products in the future. Pursuant to a cross-license agreement with Quantum, we have licensed our current, and certain future, patents relating to data storage or data transmission, which could assist Quantum in competing with us. See the section titled “Business—Intellectual Property.” We also compete with a number of emerging hardware and software companies that may become more significant competitors in the future. In addition, in certain segments of our market, we may compete with WAN acceleration and backup software providers that incorporate deduplication capabilities in their products.

We expect increased competition from other established and emerging companies if our market continues to develop and expand. Some of our channel partners currently market products and services that compete with our appliances. If these channel partners cease to distribute our appliances for competitive reasons, our sales may decrease or not grow as quickly. In addition, some of our competitors have made acquisitions or entered into partnerships or other strategic relationships with one another to offer a more comprehensive solution than they individually are able to offer. We believe additional consolidation or partnerships are likely to occur in the future as companies attempt to strengthen or maintain their market positions in an evolving industry. The companies resulting from these consolidations or partnerships could significantly change the competitive landscape and adversely affect our ability to compete effectively. Some of our competitors have also entered into relationships with original equipment manufacturers, or OEMs, that could provide those competitors with sales, marketing, distribution and other advantages.

If we elect to discount our support and services pricing to attract or retain customers, we may be required to defer a portion of our revenue to future periods.

If we elect to discount our support and services pricing or otherwise introduce significant variability in our support and services arrangements, this variability may require us to defer the recognition of revenue from sales of our appliances. We recognize revenue for our appliances using the residual method as allowed by AICPA Statement of Position, or SOP, No. 98-9, Modification of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions, or SOP 98-9. Under this method, in order to recognize product revenue upon shipment, we must establish sufficient evidence, which is referred to as vendor specific objective evidence, or VSOE, of the fair value of our support and services. We have established VSOE of fair value of our support and services based on the price charged when support and services are sold separately. If we are required to change the pricing of support and services through discounting, or otherwise introduce variability in the pricing of support and services, on certain transactions to attract or retain customers, we may be unable to maintain VSOE of the fair value of support and services for similar types of transactions. As a result, we could be required to defer all revenue for these transactions and recognize revenue ratably over the term of the related support and services contracts, which is typically one to three years. If this were to occur, our revenue would decline and our business and operating results would be harmed.

Our appliances handle mission-critical data for our customers and are highly technical in nature. If customer data is lost or corrupted, or our appliances contain software errors or hardware defects, our reputation and business could be harmed.

Our appliances are involved in storing and replicating mission-critical data for our customers. The process of storing and replicating that data is highly technical and complex. If any data is lost or corrupted in connection with the use of our appliances, our reputation could be seriously harmed and market acceptance of our appliances could suffer. In addition, our appliances have contained and may in the future contain software errors, hardware defects or security vulnerabilities. We rely on our suppliers to deliver high quality components for use in our products and we have limited or no control over our suppliers’ product development and production processes. Some software errors or defects in the hardware components of our appliances may only be discovered after an appliance has been installed and used by customers. In April 2007, we initiated a field replacement program to replace a circuit board used in some of our appliances. To date, these circuit boards have experienced failures in less than 1% of the appliances that we believe are potentially affected. All of the circuit boards that have failed were manufactured by a fabricator that is no longer supplying parts for use in our appliances. Through the replacement program, we are exchanging the circuit boards in all of the appliances that we believe are potentially affected with circuit boards manufactured by a different fabricator. We accrued estimated warranty costs of $1.2 million in the first quarter of 2007 for this replacement program. This estimate is based on the number of circuit boards we expect to replace under the program, the anticipated cost of replacement and refurbishment and other associated costs. Although we believe our estimates and judgments for the replacement program are reasonable, if the problem is more extensive than we currently believe or the actual costs of the program otherwise exceed our estimate, our operating results will be harmed. Any such errors, defects or security vulnerabilities discovered in our appliances after commercial release could result in loss of revenue, loss of customers, increased service and warranty cost, harm to our reputation and diversion of attention of our management and technical personnel, any of which could significantly harm our business. In addition, we could face claims for product liability, tort or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and adversely affect the market’s perception of us and our appliances.

Changes in existing technologies or the emergence of new products or technologies could significantly harm our business.

Changes in existing technologies could cause demand for our appliances to decline. For example, if changes in technology result in a significant reduction in the price for hard disk drives, enterprises may not need to utilize capacity-optimized storage in order to cost-effectively backup and protect their data. One or more new technologies also could be introduced that compete favorably with our appliances or that cause our appliances to no longer be of significant benefit to our customers. In addition, because our appliances work with enterprise backup software applications to transfer and store data in the protection storage environment, we are dependent on enterprises’ use of these applications for data protection and disaster recovery purposes. If enterprises adopt products or technologies that enable them to protect and recover their data without the need for backup software, demand for our appliances would be reduced significantly.

The inability of our appliances to interoperate with backup software applications would cause our business to suffer.

We have designed our appliances to interoperate with the leading enterprise backup software applications available in the market. If our appliances are not compatible with the leading backup software applications, demand for our appliances will decline. Some backup software providers currently offer products that compete with ours and other providers may do so in the future. Backup software providers may in the future make changes that would diminish the ability of our appliances to interoperate with their applications. If this were to occur, we may need to spend significant time and effort to ensure the continued compatibility of our appliances, which may not be possible at all. Any of these developments could significantly harm our business.

If we do not successfully anticipate market needs and develop products and product enhancements that meet those needs, or if those products do not gain market acceptance, our business will suffer.

The market in which we currently operate is rapidly developing. We may not be able to anticipate future market needs or be able to develop new products or product enhancements to meet such needs, either in a timely manner or at all. We also may not be able to develop our products in a manner that enables us to successfully address the needs of other parts of the enterprise storage market. For example, our failure to extend our deduplication technology into the archival storage market, particularly if our competitors are able to do so, could harm our business. In addition, any new products or product enhancements that we introduce may not achieve any significant degree of market acceptance or be accepted into our sales channel by our channel partners, which would harm our business.

Data formats may change in a way that reduces the value of our compression technologies.

Our compression technologies have been designed to work well for data formats commonly seen in customer datacenters today. The format of data stored on our appliances may change in ways that reduce the benefit of our compression technologies. Such format changes could result from changes in the applications that create or transmit the data, changes in the systems that store the data, or changes in policies concerning data encryption, compression, or encoding. For example, some potential customers in the past have employed encryption or compression technologies that they were unable or unwilling to disable and therefore did not find the benefits of our Global Compression technologies compelling. If the number of such potential customers were to increase significantly in the future, our business could suffer.

We rely on channel partners to sell our appliances, and disruptions to, or our failure to develop and manage, our channel partners would harm our business.

Our future success is dependent upon establishing and maintaining successful relationships with a large number of channel partners. A substantial majority of our revenue is generated by sales through our channel partners, and we expect channel sales to continue to make up a significant portion of our total revenue in the future, particularly outside the United States. In the year ended December 31, 2006 and the three months ended March 31, 2007, approximately 85% of our revenue was generated by sales through our channel partners. Accordingly, our revenue depends in large part on the effective sales and lead generation activities of these channel partners.

Recruiting and retaining qualified channel partners and training them in our technology and product offerings requires significant time and resources. In order to develop and expand our distribution channel, we must continue to scale and improve our processes and procedures that support our channel, including investment in systems and training. Those processes and procedures may become increasingly complex and difficult to manage as we grow our organization. We have no minimum purchase commitments from any of our channel partners, and our contracts with these channel partners do not prohibit them from offering products or services that compete with ours. Our competitors may provide incentives to existing and potential channel partners to favor their products or to prevent or reduce sales of our appliances. Our channel partners may choose not to offer our appliances exclusively or at all. Establishing relationships with channel partners who have a history of selling our competitors’ products may also prove to be difficult. In addition, some of our channel partners are also competitors. Our failure to establish and maintain successful relationships with channel partners would seriously harm our business and operating results.

If we lose key personnel or are unable to attract and retain qualified personnel on a cost-effective basis, our business would be harmed.

Our success is substantially dependent upon the performance of our senior management and key technical and sales personnel. Our management and employees can terminate their employment at any time, and the loss of the services of one or more of our executive officers or other key employees could harm our business. Our success also is substantially dependent upon our ability to attract additional personnel for all areas of our organization, particularly in our sales and research and development departments. Our dependence on attracting and retaining qualified personnel is particularly significant as we attempt to grow our organization. Competition for qualified personnel in our industry is intense, and we may not be successful in attracting and retaining such personnel on a timely basis, on competitive terms, or at all. If we are unable to attract and retain the necessary technical, sales and other personnel on a cost-effective basis, our business would be harmed.

If we fail to manage future growth effectively, our business would be harmed.

We have expanded our operations significantly since inception and anticipate that further significant expansion of our operations and headcount will be required. For example, our headcount increased from 81 employees as of December 31, 2005 to 179 employees as of December 31, 2006 and to 246 employees as of March 31, 2007. Our growth has and will place significant demands on our management, infrastructure and other resources. To manage our growth, we will need to hire, train, integrate and retain a large number of highly skilled and motivated employees. We will also need to continue to improve our financial and management controls and reporting systems and procedures. We further expect to upgrade our enterprise resource planning software and other finance, sales and inventory management systems. We could encounter delays or difficulties in implementing any of these systems. If we do not effectively manage our growth, our business would be harmed.

Our independent registered public accounting firm identified a material weakness in the design and operation of our internal controls as of December 31, 2006, which could result in material misstatements in our financial statements in future periods.

Our independent registered public accounting firm reported to our audit committee a material weakness in our financial statement close process as of December 31, 2006. A material weakness is defined by the standards issued by the Public Company Accounting Oversight Board as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

The identified material weakness resulted from lacking formal policies, procedures and processes relating to our financial statement close and account reconciliation processes and having inadequate resources in our finance organization to perform a high quality financial statement close and report our financial information in a timely manner consistent with the requirements for a publicly traded company. Specifically, this material weakness resulted from inadequate formal review and approval of account reconciliation and specific close processes. All adjustments that were identified are included in our consolidated statements of operations and consolidated balance sheets included in this prospectus. Our independent registered public accounting firm was not, however, engaged to audit the effectiveness of our internal control over financial reporting. If such an evaluation had been performed, or when we are required to perform such an evaluation, additional material weaknesses or significant deficiencies may have been or may be identified. As described in “If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed,” under the current rules of the Securities and Exchange Commission, or SEC, our management and auditors will be required to evaluate and report on the effectiveness of our internal control over financial reporting beginning with the year ending December 31, 2008.

We believe we have a plan in place to remediate the material weakness by implementing additional formal policies, procedures and processes, hiring additional accounting personnel and increasing management review and oversight over the financial statement close process. If our remediation is insufficient to address the material weakness, or if additional material weaknesses in our internal controls are discovered in the future, we may fail to meet our future reporting obligations, our financial statements may contain material misstatements, our business may be harmed and the price of our common stock may decline.

If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.

The Sarbanes-Oxley Act of 2002 requires, among other things, that we establish and maintain internal control over financial reporting and disclosure controls and procedures. In particular, under the current rules of the SEC, beginning with the year ending December 31, 2008, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our independent registered public accounting firm will also be required to report on our internal control over financing reporting. Our and our auditor’s testing may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses and render our internal control over financial reporting ineffective. We expect to incur substantial accounting and auditing expense and expend significant management time in complying with the requirements of Section 404. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to investigations or sanctions by the SEC, Nasdaq or other regulatory authorities or subject to litigation. In addition, we could be required to expend significant management time and financial resources to correct any material weaknesses that may be identified or to respond to any regulatory investigations or proceedings.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance efforts.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC, and the Nasdaq Stock Market’s Global Market, or Nasdaq, impose additional requirements on public companies, including enhanced corporate governance practices. For example, the Nasdaq listing requirements require that listed companies satisfy certain corporate governance requirements relating to independent directors, audit committees, distribution of annual and interim reports, stockholder meetings, stockholder approvals, solicitation of proxies, conflicts of interest, stockholder voting rights and codes of business conduct. Our management and other personnel will need to devote a substantial amount of time to these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors and board committees or as executive officers.

We are dependent on a single contract manufacturer and changes to that relationship may result in delays or disruptions that could harm our business.

We rely on a single independent contract manufacturer, FinePitch Technology, a division of Solectron Corporation, to manufacture and assemble our appliances. We currently have an agreement in place with FinePitch that is subject to automatic extensions in one-year increments absent notice of termination by us or FinePitch. However, either party can terminate the agreement for any reason at any time with at least 90 days’ advance written notice. We may not be able to effectively manage our relationship with FinePitch, and FinePitch may not meet our future requirements for timely delivery. Our orders may represent only a small percentage of the overall orders received by FinePitch from its customers. As a result, fulfilling our orders may not be considered a priority by FinePitch in the event it is constrained in its ability to fulfill all of its customer obligations in a timely manner. Although the services required to manufacture and assemble our appliances may be readily available from a number of other established contract manufacturers, it would be time consuming and costly to qualify and implement a new contract manufacturer relationship. Although we have a contingency plan in place with FinePitch in the event that its capacity at the location used to manufacture and assemble our appliances is reduced or temporarily eliminated, any event that disrupts the manufacturing and assembly process could harm our business. If FinePitch suffers an interruption in its business, or experiences delays, disruptions or quality control problems in its manufacturing operations, or if we have to change or add additional contract manufacturers, our ability to manufacture and ship appliances to our customers would be delayed and our business would suffer.

If we fail to predict accurately our manufacturing and component requirements, we could incur additional costs or experience manufacturing delays which would harm our business.

Our agreement with our contract manufacturer, FinePitch, does not provide for specific quantities or inventory levels for our appliances or the components used in our appliances. Instead, we provide purchase orders to FinePitch on a monthly basis. If we overestimate our manufacturing needs, FinePitch may assess charges or we may have liabilities for excess or obsolete inventory. Conversely, because lead times for required materials and components vary significantly and depend on factors such as the specific supplier, contract terms and demand for the particular component at any given time, if we underestimate our requirements, FinePitch may have inadequate materials and components required to produce our appliances. In that event, the manufacturing of our appliances could be interrupted, shipments could be delayed and revenue could be deferred or lost. FinePitch generally carries very little inventory of components for our appliances, and we rely on suppliers to deliver necessary components to FinePitch in a timely manner based on forecasts provided to the suppliers.

Any shortages in components used in our appliances could delay shipment of our appliances, which could harm our business.

We may experience shortages in components that we use in our appliances, and we may not accurately predict the availability of and demand for such components. We rely on FinePitch to procure a majority of the components used in our appliances. As a result, any disruption in FinePitch’s ability to procure necessary components in the quantities required or at reasonable prices could result in a delay in the shipment of our appliances. Due to technological, pricing or business reasons, some of the components used in our appliances are available only from a single or limited sources of supply. For example, our capacity expansion shelves are currently supplied exclusively by a single vendor, Xyratex Technology Limited, our appliances depend on NVRAM cards that currently are only available from a single vendor, Micro Memory, LLC, and we acquire the chassis used in our appliances from a single vendor. Our agreement with Xyratex has a three-year term ending in March 2010, subject to early termination by either party under certain circumstances, we order NVRAM cards under a standard purchase order arrangement with Micro Memory, and we order chassis under a standard purchase order arrangement with our chassis supplier. Significant time and effort would be required to locate new vendors for either of these components, if available at all, to qualify replacement components or to develop our appliances using an alternative technology. The unavailability of any of these or other necessary components could delay or prevent us from shipping our appliances. Component suppliers may be vulnerable to pressure from large purchasers of their products, who may be competitors of ours, to allocate available component supplies to them. In addition, increased demand generally by third parties for the components we use in our appliances may lead to decreased availability and higher prices for those components.

If we fail to offer high quality customer support and services, our business would suffer.

Once our appliances are deployed within our customers’ networks, our customers depend on our support organization to resolve any issues relating to our appliances. A high level of customer support and services is important for the successful marketing and sale of our appliances. If we or our channel partners do not help our customers quickly resolve post-deployment issues and provide effective ongoing support, our ability to sell our appliances to existing customers would suffer and our reputation with potential customers would be harmed. Some of our international channel partners offer primary support for the appliances they sell to customers, but we rely on a third party to provide onsite hardware repair and replacement services for most of our customers. If the third party fails to provide timely and effective services, our business could be harmed. As we expand our sales, we will be required to hire and train additional support personnel. In addition, as we expand our operations internationally, our support organization will face additional challenges including those associated with delivering support, training and documentation in languages other than English. If we fail to maintain high quality customer support or to grow our support organization to match any future sales growth, our business will suffer.

If we are unable to protect our intellectual property rights, our competitive position could be harmed, and we could be required to incur significant expenses to enforce our rights.

We depend on our ability to protect our proprietary technology. We rely on trade secret, patent, copyright and trademark laws and confidentiality agreements with employees and third parties, all of which offer only limited protection. Despite our efforts, the steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, and our ability to police such misappropriation or infringement is uncertain, particularly in countries outside of the United States. Further, we do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Even issued patents may be contested, circumvented or invalidated. Moreover, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages, and, as with any technology, competitors may be able to develop similar or superior technologies to our own now or in the future. In addition, we have entered into a cross-license agreement with Quantum Corporation, a competitor of ours, that provides Quantum and its controlled affiliates a license to our current and future patents that relate to or are useful with respect to data transmission or data storage and that are or may be issued or applied for (or otherwise entitled to a priority date) on or prior to January 1, 2012. As a result of this agreement, we will not be able to assert our existing patent rights and many or all of our future patent rights against Quantum or its controlled affiliates for the foreseeable future, and Quantum has certain rights to assign this license to an acquirer of Quantum. It is also possible that we may find it necessary or advantageous to enter into similar cross-licenses in the future with other actual or potential competitors.

Protecting against the unauthorized use of our patents, trademarks and other proprietary rights is expensive, difficult and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could be costly and divert management resources, either of which could harm our business. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

Claims by others that we infringe their proprietary technology could harm our business.

Third parties could claim that our appliances or technology infringe their proprietary rights. We expect that infringement claims may increase as the number of products and competitors in our market increases and overlaps occur. In addition, to the extent that we gain greater visibility and market exposure as a public company, we face a higher risk of being the subject of intellectual property infringement claims. Any claims of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim, and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from offering our appliances. In addition, we might be required to seek a license for the use of such intellectual property, which may not be available on commercially reasonable terms or at all. Alternatively, we may be required to develop non-infringing technology, which could require significant effort and expense and may ultimately not be successful. Any of these events could seriously harm our business.

Third parties may also assert infringement claims relating to our appliances against our customers and channel partners. Any of these claims may require us to initiate or defend potentially protracted and costly litigation on their behalf, regardless of the merits of these claims, because we generally are obligated to indemnify our channel partners and, less frequently, our customers, from claims of infringement of proprietary rights of third parties. If any of these claims succeed, we may be forced to pay damages to, or on behalf of, our customers or channel partners, which could seriously harm our business.

Our use of open source software could impose limitations on our ability to commercialize our appliances.

We incorporate open source software into our appliances. The terms of many open source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our appliances. In that event, we could be required to seek licenses from third parties in order to continue offering our appliances, to re-engineer our appliances, to discontinue the sale of our appliances in the event re-engineering cannot be accomplished on a timely basis or to litigate any disputes relating to our use of open source software, any of which could harm our business.

Adverse economic conditions or reduced information technology spending may harm our business.

Our business depends on the overall demand for information technology, and in particular for disk-based backup storage or network-based disaster recovery systems, and on the economic health of our current and prospective customers. The market we serve is emerging and the purchase of our appliances by new customers may involve material changes to established purchasing patterns and policies. In addition, the purchase of our appliances is often discretionary and may involve a significant commitment of capital and other resources. Weak economic conditions, or a reduction in information technology spending even if economic conditions improve, would likely harm our business in a number of ways, including by leading to longer sales cycles, lower prices for our appliances and reduced unit sales.

Our international sales and operations subject us to additional risks that may adversely affect our operating results.

In the year ended December 31, 2006 and the three months ended March 31, 2007, we derived approximately 32% and 28%, respectively, of our revenue from international customers. We have sales personnel in numerous countries worldwide. We expect to continue to add personnel in additional countries. Our international operations subject us to a variety of risks, including:

•	the difficulty of managing and staffing international offices and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;

•	the management of our relationships with channel partners outside the United States, whose sales and lead generation activities are very important to our international operations;

•	difficulties in enforcing contracts and collecting accounts receivable, and longer payment cycles, especially in emerging markets;

•	tariffs and trade barriers and other regulatory limitations on our ability to sell our appliances in certain foreign markets;

•	increased exposure to foreign currency exchange rate risk;

•	reduced protection for intellectual property rights in some countries; and

•	political and economic instability.

Sales to international customers may also result in greater shipping costs and additional expenses to conform our appliances to the requirements of local laws or local product specifications. As we continue to expand our business internationally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Our failure to manage any of these risks successfully could harm our international operations and reduce our international sales.

Our business is subject to increasingly complex environmental legislation that has increased both our costs and the risk of noncompliance and may continue to do so in the future.

We face increasing complexity in the design and manufacture of our appliances as we adjust to new and upcoming requirements relating to the materials composition of many of our appliances. For example, the European Union, or EU, has adopted certain directives to facilitate the recycling of electrical and electronic equipment sold in the EU, including the Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, or RoHS, directive. The RoHS directive restricts the use of lead, mercury and certain other substances in electrical and electronic products placed on the market in the EU after July 1, 2006. A companion EU directive, the Waste Electrical and Electronic Equipment Directive, imposes responsibility for the collection, recycling and recovery for certain electrical and electronic products on the manufacturers of such equipment.

We have incurred costs to comply with these regulations in the past and could incur additional costs in the future. In addition, compliance with these regulations could disrupt our operations and logistics. We will need to ensure that we can design and manufacture compliant appliances and that we can be assured a supply of compliant components from suppliers. Similar laws and regulations have been proposed or may be enacted in other regions, including the United States, Canada, China, Korea, Japan and Australia. These and other environmental regulations may require us to reengineer our appliances to utilize new components that are compatible with these regulations, which may result in additional costs to us.

We may not generate positive returns on our research and development investments.

Developing our products is expensive, and our investment in product development may involve a long investment return cycle. In the year ended December 31, 2006 and the three months ended March 31, 2007, our research and development expenses were $10.4 million, or approximately 22% of our total revenue, and $4.5 million, or approximately 22% of our total revenue, respectively. Our future plans include significant investments in research and development and related product opportunities. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. These investments may not generate positive returns in the near term, or at all.

We may engage in future acquisitions that could disrupt our business, cause dilution to our stockholders and harm our business, operating results and financial condition.

In the future we may acquire other businesses, products or technologies. We have not made any acquisitions to date and, as a result, our ability as an organization to make acquisitions is unproven. We may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by customers, financial markets or investors. In addition, any acquisitions that we make could lead to difficulties in integrating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and harm our business. Future acquisitions may also reduce our cash available for operations and other uses and could result in an increase in amortization expense related to identifiable assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt.

If we need additional capital in the future, it may not be available to us on favorable terms, or at all.

We have historically relied on outside financing and cash flows from operations to fund our operations, capital expenditures and expansion. We may require additional capital from equity or debt financings in the future to fund our operations or respond to competitive pressures or strategic opportunities. We may not be able to secure timely additional financing on favorable terms, or at all. The terms of any additional financing may limit our financial and operating flexibility. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new securities we issue could have rights, preferences and privileges senior to those of holders of our common stock, including shares of common stock sold in this offering. If we are unable to obtain adequate financing or financing on terms satisfactory to us if and when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited.

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, and to interruption by man-made problems such as computer viruses or terrorism.

Our corporate headquarters and the operations of the contract manufacturer for our appliances are located in the San Francisco Bay Area, a region known for seismic activity. A significant natural disaster, such as an earthquake, fire or a flood, could harm our business. In addition, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. In addition, acts of terrorism or war could cause disruptions in our or our customers’ business or the economy as a whole. To the extent that such disruptions result in delays or cancellations of customer orders, or delay the manufacture and shipment of our appliances, our business would be harmed.

Risks Related to this Offering and Ownership of Our Common Stock

The trading price of our common stock is likely to be volatile, and you might not be able to sell your shares at or above the initial public offering price.

The trading prices of the securities of technology companies have been highly volatile. Further, our common stock has no prior trading history. Factors affecting the trading price of our common stock could include:

•	variations in our operating results;

•	announcements of technological innovations, new products and services, strategic alliances or significant agreements by us or by our competitors;

•	recruitment or departure of key personnel;

•	changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our common stock;

•	market conditions in our industry, the industries of our customers and the economy as a whole;

•	adoption or modification of regulations, policies, procedures or programs applicable to our business; and

•	the expiration of contractual lock-up agreements.

In addition, if the market for technology stocks or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. Some companies that have had volatile market prices for their securities have had securities class actions filed against them. A suit filed against us, regardless of its merits or outcome, could cause us to incur substantial costs and could divert management’s attention.

A market for our securities may not develop or be maintained and our stock price may decline after the offering.

Prior to this offering, there has been no public market for shares of our common stock. Although we have applied to have our common stock quoted on Nasdaq, an active public trading market for our common stock may not develop or, if it develops, may not be maintained after this offering. For example, Nasdaq imposes certain securities trading requirements, including minimum bid price, minimum number of stockholders, minimum number of trading market makers and minimum market value of publicly traded shares. Our company and the representatives of the underwriters will negotiate to determine the initial public offering price. The initial public offering price may be higher than the trading price of our common stock following this offering. As a result, you could lose all or part of your investment.

Future sales of shares by existing stockholders, or the perception that such sales may occur, could cause our stock price to decline.

If our existing stockholders, particularly our directors, their affiliated venture capital funds and our executive officers, sell substantial amounts of our common stock in the public market, or are perceived by the public market as intending to sell, the trading price of our common stock could decline below the initial public offering price. Based on shares outstanding as of March 31, 2007, upon completion of this offering, we will have outstanding 51,772,816 shares of common stock. Of these shares, only the shares of common stock sold in this offering will be freely tradable, without restriction, in the public market. Our officers, directors, and the holders of substantially all of our common stock have entered into contractual lock-up agreements with the underwriters pursuant to which they have agreed, subject to certain exceptions, not to sell or otherwise transfer any of their common stock or securities convertible into or exchangeable for shares of common stock for a period through the date 180 days after the date of the final prospectus for this offering. However, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated may permit these holders to sell shares prior to the expiration of the lock-up agreements.

The 180-day restricted period under the agreements with the underwriters will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event. See the section titled “Shares Eligible for Future Sale” for a discussion of these and other transfer restrictions.

Upon the expiration of the contractual lock-up agreements pertaining to this offering 180 days from the date of this prospectus, or such longer period described above, based on shares outstanding as of March 31, 2007, up to an additional 44,382,816 shares will be eligible for sale in the public market, 36,961,432 of which are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act and, in certain cases, various vesting agreements. Some of our existing stockholders have demand and piggyback rights to require us to register with the SEC up to 34,780,625 shares of our common stock, subject to contractual lock-up agreements. In addition, the selling stockholder has piggyback rights to require us to register with the SEC any of its shares of common stock not sold in this offering. See the section titled “Description of Capital Stock—Registration Rights” for more information. If we register any of these shares of common stock, the stockholders would be able to sell those shares freely in the public market.

In addition, the shares that are either subject to outstanding options or that may be granted in the future under our 2002 Stock Plan, 2007 Equity Incentive Plan and 2007 Employee Stock Purchase Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the contractual lock-up agreements and Rules 144 and 701 under the Securities Act.

After this offering, we intend to register the shares of our common stock that we may issue under our equity plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to any vesting or contractual lock-up agreements.

If any of these additional shares described are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. For additional information, see the section titled “Shares Eligible for Future Sale.”

If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would suffer. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock or publishes unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Insiders will continue to have substantial control over us after this offering and will be able to influence corporate matters.

Based on shares outstanding as of March 31, 2007, upon completion of this offering, our directors and executive officers and their affiliates will beneficially own, in the aggregate, approximately 60.3% of our outstanding common stock, compared to 14.3% represented by the shares sold in this offering. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. For information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, see the section titled “Principal and Selling Stockholders.”

As a new investor, you will experience substantial dilution as a result of this offering and future equity issuances.

The initial public offering price per share is substantially higher than the pro forma net tangible book value per share of our common stock outstanding prior to this offering. As a result, investors purchasing common stock in this offering will experience immediate substantial dilution of $10.78 per share, based on an assumed initial public offering price of $12.50 per share, which is the midpoint of the range of the initial public offering price listed on the cover page of this prospectus. In addition, we have issued options to acquire common stock at prices significantly below the initial public offering price. To the extent outstanding options are ultimately exercised, there will be further dilution to investors in this offering. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of common stock. In addition, if we issue additional equity securities, you may experience additional dilution. For additional information, see the section titled “Dilution.”

Anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders. For more information, see the section titled “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law.” In addition, our restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. Our restated certificate of incorporation and amended and restated bylaws, which will be in effect immediately prior to the closing of this offering:

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to thwart a takeover attempt;

•

establish a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election;

•	require that directors only be removed from office for cause;

•	provide that vacancies on the board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;

•	limit who may call special meetings of stockholders;

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders; and

•	require supermajority stockholder voting to effect certain amendments to our restated certificate of incorporation and amended and restated bylaws.

For more information regarding these and other provisions, see the section titled “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law.”

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that enhance our operating results or increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds of this offering in ways that enhance our operating results or increase the value of your investment. We expect to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures. We have not allocated these net proceeds for any specific purposes. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use the net proceeds from this offering.

We do not expect to pay dividends in the foreseeable future.

We do not anticipate paying any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	anticipated trends and challenges in our business and the markets in which we operate;

•	our expected future financial performance;

•	our expectations regarding our operating expenses;

•	our ability to anticipate market needs or develop new or enhanced products to meet those needs;

•	our ability to expand into archival storage and other markets;

•	our expectations regarding market acceptance of our appliances;

•	our ability to scale our distribution channels;

•	our ability to compete in our industry and innovation by our competitors;

•	our ability to protect our confidential information and intellectual property rights;

•	our ability to successfully identify and manage any potential acquisitions;

•	our ability to manage expansion into international markets;

•	our need to obtain additional funding and our ability to obtain funding in the future on acceptable terms;

•	our expectations regarding the use of proceeds from this offering;

•	our ability to maintain or broaden relationships with existing technology partners and develop relationships with new technology partners;

•	our ability to recruit and retain qualified sales, technical and other key personnel; and

•	our ability to manage growth.

All forward-looking statements involve risks, assumptions and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See the section titled “Risk Factors” and elsewhere in this prospectus for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. Except as required by law, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the common stock that we are offering will be approximately $77.9 million, assuming an initial public offering price of $12.50 per share, which is the midpoint of the range of the initial public offering price listed on the cover page of this prospectus, and after deducting an assumed underwriting discount and estimated offering expenses that we must pay. If the underwriters’ option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds will be approximately $90.8 million. A $1.00 increase (decrease) in the assumed initial public offering price of $12.50 per share would increase (decrease) the net proceeds to us from this offering by $6.5 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting an assumed underwriting discount and estimated offering expenses that we must pay. We will not receive any proceeds from the sale of shares of common stock by the selling stockholder.

We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes, including:

•	expansion of our domestic and international sales and marketing activities, including hiring additional personnel and growing our network of channel partners;

•	investment in research and development to enhance the capacity and performance of our appliances;

•	deployment of our products and technology into other sectors of the storage market; and

•	other corporate opportunities that may arise in the future.

We may also use a portion of the net proceeds to expand our current business through acquisitions of other businesses, products or technologies. However, we do not have agreements or commitments for any specific acquisitions at this time.

We have not yet determined the specific ways in which we will use the net proceeds to us from this offering and therefore cannot estimate the amounts to be used for each of the purposes discussed above. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth of our business. Accordingly, our management will have significant flexibility in applying the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these net proceeds. Pending use of net proceeds from this offering, we intend to invest the net proceeds in investment-grade, interest-bearing securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common or preferred stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth the following information:

•	our actual cash and cash equivalents and capitalization as of March 31, 2007;

•

our pro forma cash and cash equivalents and capitalization after giving effect to the automatic conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering; and

•

our pro forma as adjusted cash and cash equivalents and capitalization reflecting (i) the conversion of all outstanding shares of preferred stock into common stock upon the closing of the offering and (ii) the receipt of the estimated net proceeds from the sale of 7,000,000 shares of common stock offered by us in this offering at an assumed initial public offering price of $12.50, which is the midpoint of the range of the initial public offering price listed on the cover page of this prospectus, after deducting an assumed underwriting discount and estimated offering expenses that we must pay, and the filing of a restated certificate of incorporation immediately prior to the closing of this offering.

You should read this table in conjunction with the sections of this prospectus entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our consolidated financial statements and related notes.

	As of March 31, 2007 (unaudited)
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except per share data)
Cash and cash equivalents	$14,364	$14,364	$92,239

Current and long-term debt	–	–	–

Mandatorily convertible preferred stock, $0.0001 par value: 34,924 authorized and issuable in series, 34,781 shares issued and outstanding actual; 34,924 shares authorized, no shares issued and outstanding pro forma; 20,000 shares authorized, no shares issued and outstanding pro forma as adjusted	$41,520	$–	$–

Stockholders’ equity (deficit):

Common stock and additional paid-in-capital, $0.0001 par value:
60,000 shares authorized, 9,992 shares issued and outstanding actual; 60,000 shares authorized, 44,773 shares issued and outstanding pro forma; 300,000 shares authorized, 51,773 shares issued and outstanding pro forma as adjusted	7,864	49,384	127,259

Accumulated other comprehensive income	–	–	–

Stockholder note receivable	(15)	(15)	(15)

Accumulated deficit	(38,076)	(38,076)	(38,076)

Total stockholders’ equity (deficit)	(30,227)	11,293	89,168

Total capitalization	$11,293	$11,293	$89,168

If the underwriters’ option to purchase additional shares in the offering were exercised in full, pro forma as adjusted cash and cash equivalents, common stock and additional paid-in capital, total stockholders’ equity (deficit), total capitalization and shares issued and outstanding as of March 31, 2007 would be $105.1 million, $140.1 million, $102.1 million, $102.1 million and 52.9 million, respectively.

This table excludes the following shares:

•	11,817,545 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2007 at a weighted average exercise price of $2.70 per share;

•

1,632,381 shares of common stock reserved as of March 31, 2007 for future issuance under our 2002 Stock Plan and an additional 300,000 shares of common stock reserved since March 31, 2007 for future issuance under our 2002 Stock Plan;

•

an additional 6,000,000 shares of common stock reserved for issuance under our 2007 Equity Incentive Plan, effective on the effective date of the registration statement of which this prospectus is a part; and

•

an additional 1,200,000 shares of common stock reserved for issuance under our 2007 Employee Stock Purchase Plan, effective on the effective date of the registration statement of which this prospectus is a part.

See the section titled “Management—Equity Benefit Plans” for a description of our equity plans.

DILUTION

Our pro forma net tangible book value as of March 31, 2007 was $10.9 million, or approximately $0.24 per share. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by 44,772,816 shares of common stock outstanding after giving effect to the automatic conversion of all outstanding shares of preferred stock into shares of common stock upon the closing of this offering.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of 7,000,000 shares of common stock in this offering at an assumed initial public offering price of $12.50 per share, which is the midpoint of the range of the initial public offering price listed on the cover page of this prospectus, and after deducting an assumed underwriting discount and estimated offering expenses, our pro forma net tangible book value as of March 31, 2007 would have been $88.8 million, or $1.72 per share. This represents an immediate increase in pro forma net tangible book value of $1.48 per share attributable to new investors and an immediate dilution in pro forma net tangible book value of $10.78 per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$12.50
Pro forma net tangible book value per share as of March 31, 2007	$0.24
Increase in pro forma net tangible book value per share attributable to new investors	1.48

Pro forma net tangible book value per share after the offering		1.72

Dilution per share to new investors		$10.78

If the underwriters exercise in full their option to purchase additional shares of our common stock in this offering, the pro forma net tangible book value per share after the offering would be $1.92 per share, the increase in pro forma net tangible book value per share to existing stockholders would be $1.68 per share and the dilution to new investors purchasing shares in this offering would be $10.58 per share.

Each $1.00 increase (decrease) in the assumed initial public offering price of $12.50 per share would increase (decrease) our pro forma net tangible book value by $6.5 million, or $0.12 per share, the increase in pro forma net tangible book value attributable to new investors by $0.12 per share and the dilution in pro forma net tangible book value per share to purchasers of common stock in this offering by $0.88 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting an assumed underwriting discount and estimated offering expenses we must pay.

The following table presents on a pro forma basis as of March 31, 2007, after giving effect to the automatic conversion of all outstanding shares of preferred stock into common stock upon completion of this offering, the differences between the existing stockholders and the purchasers of shares in the offering with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(in thousands, except per share and percentage amounts)
Existing stockholders	44,773	86.5%	$43,353	33.1%	$0.97

New stockholders	7,000	13.5	87,500	66.9	$12.50

Total	51,773	100.0%	$130,853	100.0%

As of March 31, 2007, there were options outstanding to purchase a total of 11,817,545 shares of common stock at a weighted average exercise price of $2.70 per share. To the extent outstanding options are exercised, there will be further dilution to new investors. For a description of our equity plans, please see the section titled “Management—Equity Benefit Plans.”

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated historical financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included in this prospectus. The selected financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety by the consolidated financial statements and related notes included in this prospectus.

We derived the selected consolidated financial data for the years ended December 31, 2004, 2005 and 2006 and as of December 31, 2005 and 2006 from our audited consolidated financial statements and related notes, which are included elsewhere in this prospectus. We derived the selected consolidated financial data for the years ended December 31, 2002 and 2003, and as of December 31, 2002, 2003 and 2004, from our unaudited consolidated financial statements and related notes which are not included in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2006 and 2007, and the consolidated balance sheet data as of March 31, 2007, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include, in the opinion of management, all adjustments, which include only normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those statements. Historical results are not necessarily indicative of future results and the results for the three months ended March 31, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007.

The pro forma basic and diluted net loss per common share data for the year ended December 31, 2006 and the three months ended March 31, 2007 reflect the conversion of all of our outstanding shares of preferred stock into 34,780,625 shares of common stock in connection with this offering. See Note 1 of “Notes to Consolidated Financial Statements” for an explanation of the method used to determine the number of shares used in computing pro forma basic and diluted net loss per common share.

	Year ended December 31,					Three months ended March 31,
	2002	2003	2004	2005	2006	2006	2007
	(unaudited)	(unaudited)				(unaudited)
	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenue	$–	$–	$779	$8,121	$46,434	$7,863	$20,209
Total cost of revenue(1)	–	192	1,424	5,170	14,523	2,862	6,723

Gross profit (loss)	–	(192)	(645)	2,951	31,911	5,001	13,486

Operating expenses:
Sales and marketing(1)	430	1,133	4,177	9,495	20,252	3,097	8,683
Research and development(1)	1,373	3,550	4,454	6,450	10,447	2,315	4,503
General and administrative(1)	393	690	739	1,039	2,831	405	1,778
Settlement expense	–	–	–	–	2,919	–	–

Total operating expenses	2,196	5,373	9,370	16,984	36,449	5,817	14,964

Operating loss	(2,196)	(5,565)	(10,015)	(14,033)	(4,538)	(816)	(1,478)

Total other income (expense), net	60	53	189	283	723	78	60

Loss before provision for income taxes	(2,136)	(5,512)	(9,826)	(13,750)	(3,815)	(738)	(1,418)
Provision for income taxes	–	–	2	33	211	11	55

Net loss	$(2,136)	$(5,512)	$(9,828)	$(13,783)	$(4,026)	$(749)	$(1,473)

Net loss per share, basic and diluted	$(0.63)	$(1.34)	$(1.77)	$(2.07)	$(0.50)	$(0.10)	$(0.15)

Shares used in computing basic and diluted net loss per share	3,406	4,113	5,559	6,673	7,978	7,584	9,560

Pro forma net loss per share, basic and diluted (unaudited)					$(0.09)		$(0.03)

Shares used in computing pro forma basic and diluted net loss per share (unaudited)					42,705		44,341

(1)	Includes stock-based compensation expense as follows:

	Year ended December 31,					Three months ended March 31,
	2002	2003	2004	2005	2006	2006	2007
	(unaudited)	(unaudited)				(unaudited)
	(in thousands)
Cost of revenue	$–	$–	$1	$4	$36	$4	$104
Sales and marketing	1	2	8	28	485	56	477
Research and development	6	11	15	47	558	84	308
General and administrative	2	2	11	17	212	66	221

Total stock-based compensation expense	$9	$15	$35	$96	$1,291	$210	$1,110

	As of December 31,					As of March 31, 2007
	2002	2003	2004	2005	2006
	(unaudited)	(unaudited)	(unaudited)			(unaudited)
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$6,990	$18,354	$9,358	$12,505	$11,857	$14,364
Working capital	6,940	18,119	8,233	9,692	12,856	12,658
Total assets	7,106	18,767	11,394	18,896	30,913	35,657
Other liability(2)	–	–	–	–	3,319	–
Mandatorily redeemable convertible preferred stock	9,304	26,009	26,273	41,309	41,514	41,520
Common stock and additional paid-in capital	1,174	1,322	1,293	1,542	3,049	7,864
Total stockholders’ deficit	(3,454)	(7,644)	(17,516)	(31,037)	(33,566)	(30,227)

(2)	See Note 14 of the notes to our consolidated financial statements included elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview

We were founded in October 2001 with a mission to develop breakthrough compression technology for disk-based capacity-optimized storage. We began shipping our appliances in February 2004 to address the backup and network-based disaster recovery needs of enterprises. We sell our appliances to enterprises worldwide in a variety of industries, including defense, education, entertainment, finance, government, healthcare, technology, legal, media and retail. As of March 31, 2007, our appliances had been sold to over 750 enterprises worldwide. We are headquartered in Santa Clara, California.

Our single product line of storage appliances is sold in different configurations depending on a customer’s requirements for storage capacity and performance. Variations in storage capacity and performance are delivered through the use of a variety of interchangeable component parts such as internal disk drives and central processing units. All of our appliances use our Global Compression technology to deduplicate data and, therefore, reduce the storage capacity required for backup and disaster recovery. When purchasing our appliances, customers may license one or more of our software technologies embedded in our appliances, including software that enables customers to utilize WAN vaulting to replicate backup data offsite.

Substantially all of our appliances have been sold in combination with support and services contracts. Our support and services contracts are typically offered for periods of one to three years.

We sell our appliances through a network of channel partners and through our direct sales force. In each of the year ended December 31, 2006 and the three months ended March 31, 2007, approximately 85% of our revenue was generated by sales through indirect channels. As of March 31, 2007, we had over 100 channel partners, and we expect that we will continue to sell a substantial majority of our appliances through our channel partners. We consider the development of indirect sales channels in domestic and international markets to be important to future revenue growth and widespread acceptance of our products.

Growth of our product revenue will depend on our ability to attract new customers and on additional sales to existing customers. Our growth will also depend on our ability to introduce, and the market acceptance of, new products with higher capacity and performance and new products designed to serve other sectors of the storage market, such as archival storage. We expect growth in international markets to be a significant factor contributing to our revenue growth in future periods. International revenue accounted for approximately 32% and 28% of our total revenue in the year ended December 31, 2006 and the three months ended March 31, 2007, respectively. However, over time, we expect international revenue to increase in absolute dollars and as a percentage of our total revenue. Our growth in support and services revenue will depend upon increasing the number of systems under support and services contracts. Any such increases will depend on a growing customer base and renewal of existing support and services contracts. To date, no individual customer has accounted for greater than 10% of our total revenue in any year.

Our ability to achieve and sustain profitability will also be affected by the extent to which we incur additional expenses to expand our sales, marketing, product development and general and administrative capabilities. Personnel costs constitute the largest component of our operating expenses. Personnel costs consist of salaries, benefits, incentive compensation, including commissions for sales personnel, and stock-based compensation expense. As we expand internationally, we may incur additional costs to conform our products to comply with local laws or local product specifications and to ship our products to our international customers.

We believe our operations are more efficient and flexible because we outsource manufacturing of our products, and because we subcontract with a third party to provide onsite hardware repair and replacement services for our appliances, except in those instances where channel partners provide these services directly to our customers.

As a consequence of the rapidly evolving nature of our business and our limited operating history, we believe that period-to-period comparisons of revenue and operating results, including gross margin and operating expenses as a percentage of total revenue, are not necessarily meaningful and should not be relied upon as indications of future performance. Although we have experienced significant growth in our total revenue, we do not believe that our historical growth rates are indicative of future growth.

Revenue.    Revenue is composed of product revenue, support and services revenue, and ratable products and related support and services revenue. Our product revenue is composed of sales of our appliances, sales of expansion shelves that augment the internal storage of our appliances, and shipping charges. Our support and services revenue is derived from support and services contracts, which typically have a duration of one to three years, and installation services. Ratable product and related support and services revenue is derived from arrangements in which product and support are bundled and no vendor specified objective evidence of fair value exists for the undelivered support and services. For those arrangements, we recognize the entire arrangement fee over the period of the related support and services contract. As of March 31, 2007, we had $183,000 in remaining deferred revenue related to ratable product and related support and services revenue.

Cost of Revenue.    Cost of revenue is composed of cost of product revenue, cost of support and services revenue, and cost of ratable products and related support and services revenue. Cost of product revenue consists primarily of the cost charged by our contract manufacturer to manufacture our appliances, the cost of expansion shelves charged by the original equipment manufacturer, shipping charges, warranty obligations, the amortization of evaluation units, provisions for excess and obsolete inventory, if any, overhead allocations and personnel-related costs. Cost of support and services revenue consists of salaries, related costs of customer support personnel, overhead allocations and any third-party costs we incur in order to provide hardware repair and replacement services. Cost of ratable product and related support and services revenue consists of hardware and support and services costs related to transactions recognized ratably.

Gross Margin.    Our gross margin has been and will continue to be affected by a variety of factors, including our appliance configuration mix, because our higher-capacity and higher-performance configurations tend to have higher gross margins; average selling prices of our appliances; the extent to which our revenue is composed of support and services revenue, which tends to have lower gross margins; new product introductions and enhancements; the cost of the components incorporated in our appliances; the cost of providing support and services; and the mix of direct sales and sales through our channel partners, which affects our average unit sales prices.

Operating Expenses.    Operating expenses consist of sales and marketing, research and development, and general and administrative expenses. Personnel-related costs, which include stock-

based compensation, are the most significant component of each of these expense categories. We grew from 81 employees as of December 31, 2005 to 179 employees as of December 31, 2006 and 246 employees as of March 31, 2007. We expect to continue to hire significant numbers of new employees in order to support our growth. In any particular period, the timing of additional hires could materially affect our operating expenses, both in absolute dollars and as a percentage of revenue. We anticipate that our operating expenses will significantly increase in absolute dollar amounts.

•

Sales and Marketing—Sales and marketing expenses represent the largest component of our operating expenses and include personnel costs, employee sales commissions and marketing programs. We intend to continue to invest heavily in sales and marketing by increasing the number of sales and channel support personnel worldwide. We expect future sales and marketing costs to continue to increase. Hiring additional sales personnel reduces short-term operating margins until the new sales personnel generate revenue.

•

Research and Development—Research and development expenses primarily include personnel costs, depreciation on lab equipment, costs of prototype equipment, quality assurance infrastructure depreciation, other related costs of quality assurance and overhead allocations. We expense research and development costs as incurred. We expect that research and development costs will increase in absolute dollar amounts.

•

General and Administrative—General and administrative expenses consist primarily of compensation and related costs for personnel and facilities related to our executive, finance, human resource, information technology and legal organizations, and fees for professional services. Professional services consist of outside legal, tax and audit costs. We expect to incur significant additional expenses as a result of operating as a public company after this offering and as we hire additional personnel and incur costs for implementation of new information technology systems.

•

Other Income (Expense), Net—Other income (expense), net consists primarily of interest income on cash balances and foreign currency remeasurement gains or losses. We historically have invested our cash in money market funds.

Provision for Income Taxes.    From inception through December 31, 2005, we incurred operating losses and, accordingly, for periods prior to January 1, 2006 have not recorded a provision for U.S. federal income taxes but have recorded provisions for foreign income and state franchise taxes. For the year ended December 31, 2006, we commenced the utilization of our federal loss carryforwards, resulting in no regular income tax. However, we incurred alternative minimum tax, or AMT, for both federal and state purposes. Accordingly, in the year ended December 31, 2006 and the three months ended March 31, 2007, we have recorded a federal income tax provision related to AMT, in addition to the foreign provisions for income tax and state income and franchise taxes.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, or GAAP. These accounting principles require us to make certain estimates and judgments that can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the periods presented. We believe that the estimates and judgments upon which we rely are reasonable based upon information available to us at the time that these estimates and judgments are made. To the extent there are material differences between these estimates and actual results, our consolidated financial statements will be affected. The accounting policies that reflect our more significant estimates and judgments and that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include revenue recognition, stock-based compensation, inventory valuation, warranty reserve and allowance for doubtful accounts.

Revenue Recognition

Our software is integrated with industry standard components and is essential to the functionality of our appliances. We provide unspecified software updates and enhancements related to our products through support and services contracts. Accordingly, we recognize revenue in accordance with the guidance provided under AICPA Statement of Position, or SOP, No. 97-2, Software Revenue Recognition, or SOP 97-2, and SOP No. 98-9, Modification of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions, or SOP 98-9, for all transactions involving the sale of software. Product revenue is recognized when all of the following have occurred: (1) we have entered into a legally binding arrangement with a customer; (2) delivery has occurred, which is when the product title has transferred to the customer; (3) customer payment is deemed fixed or determinable and free of contingencies and significant uncertainties; and (4) collection is probable. Our fees are considered fixed or determinable upon establishing an arrangement that contains the final terms of sale including the description, quantity and price of each product purchased. Our customer arrangements do not include rights of return or acceptance provisions. We assess our ability to collect from our customers based on a number of factors, including creditworthiness and past transaction history of the customer. If the customer is deemed not creditworthy, all revenue from the arrangement is deferred until payment is received and all other revenue recognition criteria have been met.

We recognize revenue for our appliances, which include multiple elements, using the residual method as allowed by SOP 98-9. Under this method, we allocate and defer revenue for the undelivered elements, which are generally support and services, based on relative fair value. We recognize the difference between the total arrangement fee and the amount deferred for the undelivered elements as product revenue. The determination of fair value of the undelivered elements is based on the price charged when those elements are sold separately, which is referred to as vendor specific objective evidence of fair value, or VSOE.

We have established VSOE of fair value of our support and services based on the renewal prices offered to and paid by our customers. As a result, product revenue is generally recognized upon shipment, assuming all other criteria for recognition discussed above have been met and, in the case of all indirect channel sales, persuasive evidence of the identity of the customer has been obtained. The fair value of the support and services is recognized as support and services revenue on a straight-line basis over the term of the related support period, which is typically one to three years.

Prior to January 1, 2005, we had not established VSOE of fair value of support and services, and accordingly recognized all revenue ratably over the term of the support and services contract and deferred and recognized the direct cost of product over the corresponding period, typically one to three years. Beginning in the quarter ended March 31, 2005, we determined that we had established VSOE of fair value of support and services for products sold in certain types of transactions and continued to establish VSOE of fair value throughout 2005 for the remaining types of transactions. As of January 1, 2006, we had established VSOE of fair value for support and services for all types of transactions.

Stock-Based Compensation

Information regarding our stock option grants to our employees, non-employee members of our board of directors and advisory boards, and non-employees for the years ended December 31, 2005 and 2006 and for the three months ended March 31, 2007 is summarized as follows:

	Number of Shares Subject to Options Granted	Exercise Price Per Share	Fair Value of Common Stock Per Share	Intrinisic Value
Date of Issuance
January 2005—March 2005	745,235	$0.15	$0.15	$0.00
April 2005—June 2005	147,000	$0.15	$0.15	$0.00
July 2005	182,500	$0.30	$0.30	$0.00
August 2005—September 2005	1,825,527	$0.40	$0.40	$0.00
October 2005	435,000	$0.40	$0.40	$0.00
January 2006	559,000	$0.70	$1.48	$0.78
February 2006	75,000	$0.70	$1.48	$0.78
March 2006	1,349,500	$0.70	$1.90	$1.20
April 2006	112,000	$0.70	$1.90	$1.20
May 2006	42,500	$0.70	$1.90	$1.20
June 2006	205,000	$0.70	$1.50	$0.80
July 2006	191,000	$0.75	$1.50	$0.75
August 2006	276,000	$0.75	$1.50	$0.75
September 2006	1,171,000	$0.75	$1.86	$1.11
October 2006	543,000	$1.00	$1.86	$0.86
November 2006	254,500	$1.00	$1.86	$0.86
December 2006	405,500	$1.00	$5.85	$4.85
February 2007	1,983,250	$7.26	$7.26	$0.00
March 2007	378,200	$8.52	$8.52	$0.00
March 2007	1,194,200	$8.90	$8.90	$0.00

Subsequent to March 31, 2007, we have granted options to purchase 1,314,900 shares of our common stock and restricted stock awards in the amount of 383,998 shares of our common stock under our 2002 Stock Plan. On May 2, 2007, we granted options to purchase 696,900 shares of our common stock with exercise prices of $10.55 per share. On June 6, 2007, we granted options to purchase 443,200 shares of our common stock with exercise prices of $12.50 per share, which is the midpoint of the range of the initial public offering price listed on the cover page of this prospectus. On June 20, 2007, we granted options to purchase 174,800 shares of our common stock and restricted stock awards in the amount of 383,998 shares of our common stock, in each case contingent upon the pricing of this offering and with exercise prices and issue prices to be equal to the initial public offering price per share.

Prior to January 1, 2006, we accounted for stock options granted using the fair value method in accordance with the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or SFAS 123.

Effective January 1, 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, or SFAS 123(R), using the prospective transition method, which requires us to apply the provisions of SFAS 123(R) only to awards granted, modified, repurchased or cancelled after the adoption date. Under this transition method, our stock-based compensation expense recognized in 2006 includes the expense for stock options granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with SFAS 123(R), and the expense as determined under SFAS 123 for options granted prior to, but not vested as of January 1, 2006.

We recognize this expense on a straight-line basis over the optionees’ requisite service period. We estimate the grant date fair value of stock option awards under the provisions of SFAS 123(R) using the Black-Scholes option valuation model, which requires, among other inputs, the deemed fair value of the underlying common stock on the date of grant and the expected volatility of the stock over the expected term of the related grants. For stock option awards granted prior to January 1, 2006, we estimated the fair value of the awards using the minimum value method under SFAS 123.

We determined that it was not practicable to calculate the volatility of our share price because our securities are not publicly traded and therefore there is no readily determinable market value for our stock, we have limited information on our own past volatility, and we have a limited operating history. Therefore, we estimated our expected volatility based on reported market value data for a group of publicly traded companies, which we selected from market indices that we believed were relatively comparable after consideration of their size, maturity, profitability, growth, risk and return on investment. We used the average expected volatility rates reported by the comparable group for an expected term that approximated the expected term that we estimated.

Given the absence of an active market for our common stock prior to this offering, our board of directors determined the fair value of our common stock in connection with our grant of stock options and stock awards. Our board of directors made such determinations based on valuation criteria and analyses, the business, financial and venture capital experience of the individual directors and input from management.

Our board of directors determined the fair value of our common stock at each meeting at which grants were approved based on several factors, including the book value per share of our outstanding stock, the price at which shares of our convertible preferred stock had been sold to investors, the liquidation preferences, dividend rights, voting control and other preferential rights attributable to our then outstanding convertible preferred stock, and our limited operating history and uncertain prospects. Our board of directors also based its determinations on developments in our business, such as the hiring of key personnel, the status of our product development and sales efforts, and revenue growth. In addition, our board of directors took into account the illiquid nature of our common stock and the likelihood of achieving a liquidity event, such as an initial public offering or sale of the company.

In connection with the preparation of our financial statements in anticipation of a potential initial public offering, or IPO, we engaged Duff & Phelps, LLC, a nationally-recognized independent third-party appraiser, to assist management in reassessing management’s estimate of the fair value of our common stock for financial reporting purposes through the provision of a valuation report dated March 27, 2007, that retrospectively valued our common stock at five different dates in the year ended December 31, 2006. In addition, Duff & Phelps, LLC provided our management and board of directors with contemporaneous valuations of our common stock at three different dates in the three months ended March 31, 2007. Duff & Phelps, LLC used a weighted combination of the market-comparable approach and the income approach to estimate the aggregate enterprise value of our company at each valuation date. The market-comparable approach estimates the fair value of a company by applying to that company market multiples of publicly traded firms in similar lines of business. The income approach involves applying appropriate risk-adjusted discount rates to estimated debt-free cash flows, based on forecasted revenue and costs. The projections used in connection with these valuations were based on our expected operating performance over the forecast period. There is inherent uncertainty in these forecasts and projections. If different estimates or other assumptions had been used, the valuations would have been different.

The March 27, 2007 valuation report prepared by Duff & Phelps, LLC retrospectively values our common stock at prices ranging from $1.48 per share to $5.85 per share of common stock across the five different valuation dates in 2006. The dates for the retrospective valuations performed by Duff & Phelps, LLC correspond to the dates on which we granted the majority of our options and were typically in the last month of each quarter. Because a substantial portion of our sales in 2006 took place during the last month, and in some cases the last week, of each quarter, we did not change our estimate of the reassessed fair value of our common stock until the final grant date in each quarter in 2006 when we typically had greater visibility regarding our revenue growth. The difference between the exercise price of the options and our estimate of the reassessed fair value has been factored into the SFAS 123(R) compensation expense. In reassessing the estimated fair value of our common stock options granted during 2006 for purposes of computing the stock-based compensation expense, we reassessed the estimated fair value of the common stock at previous points in time taking into account a variety of factors. In addition to considering the retrospective valuations performed by Duff & Phelps, LLC, we adjusted the estimated fair value based on whether we achieved company milestones, secured new customers, met forecasted sales orders and hired key personnel. We also considered other material factors in reassessing the estimated fair value for financial reporting purposes as of the respective option grant dates, including the valuations of comparable publicly traded companies, the state of the public offering market for early-stage companies and our preparations for a potential IPO. Our estimates of the reassessed fair value used to compute the stock-based compensation expense for financial reporting purposes may not be reflective of the fair market value that would result from the application of other valuation methods, including accepted valuation methods for tax purposes.

Beginning in the three months ended March 31, 2007, we began obtaining contemporaneous valuations from Duff & Phelps, LLC each time that we granted stock options. These valuation reports prepared by Duff & Phelps, LLC valued our common stock at prices ranging from $7.26 per share to $8.90 per share of common stock for the three different valuation dates during this period. We estimated the fair value of our common stock based on these contemporaneous valuation reports for purposes of calculating the SFAS 123(R) compensation expense for the three months ended March 31, 2007.

Duff & Phelps, LLC applied a 50% weighting to the market-comparable approach and a 50% weighting to the income approach in its valuations for valuations done prior to December 2006. For the retrospective valuation of our common stock as of December 2006 and the contemporaneous valuations during the three months ended March 31, 2007, Duff & Phelps, LLC applied a 100% weighting to the market-comparable approach as a result of our initial preparations for a potential IPO sometime in 2007. Duff & Phelps, LLC allocated the aggregate implied enterprise value that it estimated to the shares of preferred and common stock using the option-pricing method at each valuation date. The option-pricing method involves making assumptions regarding the anticipated timing of a potential liquidity event, such as an IPO, and estimates of the volatility of our equity securities. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. Duff & Phelps, LLC estimated the volatility of our stock based on available information on the volatility of stocks of comparable publicly traded companies. Had different estimates of volatility and anticipated timing of a potential liquidity event been used, the allocations between the shares of preferred and common stock would have been different and would have resulted in a different value being determined for our common stock as of each valuation date.

The increase in our estimate of the reassessed fair value of our common stock from January 2006 to September 2006 was primarily the result of exceeding our revenue targets consistently quarter over quarter, the hiring of three key members of our management team and the introduction at the end of the third quarter of a higher capacity and higher performance appliance, which gained rapid market acceptance. The increase in our estimate of the reassessed fair value of our common stock from September 2006 to December 2006 was primarily the result of our consideration of a reduction in the non-marketability discount used in the retrospective valuation of our common stock by Duff & Phelps, LLC from a discount of 36% in September 2006 to 14% in December 2006, as a result of our preparations for a potential IPO, as well as other factors. Similarly, the increase in our estimate of the fair value of our common stock in the three months ended March 31, 2007 was primarily the result of a reduction in the non-marketability discount used in the contemporaneous valuations of Duff & Phelps,

LLC from 14% in December 2006 to 9% in March 2007, continued preparations for a potential IPO, and changes in valuations of comparable publicly traded companies, as well as other factors.

If we had made different assumptions and estimates than those described above, the amount of our recognized and to be recognized stock-based compensation expense, net loss and net loss per share amounts could have been materially different. We believe that we have used reasonable methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, in reassessing and determining the fair value of our common stock for financial reporting purposes.

We recorded stock-based compensation expense of $35,000, $96,000 and $1.3 million during the years ended December 31, 2004, 2005 and 2006, respectively, and $210,000 and $1.1 million for the three months ended March 31, 2006 and 2007, respectively. In future periods, stock-based compensation expense may increase as we issue additional equity-based awards to continue to attract and retain employees and non-employee directors. Additionally, SFAS 123(R) requires that we recognize compensation expense only for the portion of stock options that are expected to vest. Our estimated forfeiture rate for the year ended December 31, 2006 and for the three months ended March 31, 2007 was 5%. If the actual rate of forfeitures differs from that estimated by management, we may be required to record adjustments to stock-based compensation expense in future periods.

At December 31, 2006 and March 31, 2007, the total compensation expense related to stock-based awards granted but not yet recognized was approximately $7.0 million and $21.7 million, respectively, net of estimated forfeitures of $370,000 and $1.1 million, respectively. This expense will be amortized on a straight-line basis over a weighted average period of approximately 3.1 and 3.4 years, respectively.

Subsequent to March 31, 2007, we have granted options to purchase an additional 1,314,900 shares of our common stock and restricted stock awards in the amount of 383,998 shares of common stock under our 2002 Stock Plan. As a result of these option grants, we will incur additional stock-based compensation expense of approximately $8.4 million, net of estimated forfeitures of $442,000. As a result of these restricted stock awards, we will incur additional stock-based compensation expense of approximately $4.6 million, net of estimated forfeitures of $234,000. The aggregate expense of approximately $13.0 million, net of aggregate estimated forfeitures of $676,000, will be amortized on a straight-line basis over a weighted average period of approximately 4.1 years. 174,800 of these options and 383,998 of these stock awards were approved by our board of directors in June 2007 contingent upon the pricing of this offering and with exercise prices and issue prices to be equal to the initial public offering price per share. However, for purposes of the foregoing calculation, we have assumed that these options and stock awards will be granted at a price equal to $12.50 per share, which is the midpoint of the range of the initial public offering price listed on the cover page of this prospectus.

Inventory Valuation

Inventories consist of hardware and related component parts and are stated at the lower of cost (on a first-in, first-out basis) or market value, or cost less accumulated amortization in the case of evaluation units. We ship evaluation units to enable some of our prospective customers to test our equipment prior to purchasing. We amortize evaluation inventory on a straight-line basis over the shorter of twelve months or until sold, commencing in the month the product goes into the evaluation inventory pool. The amortization expense is included in the cost of product revenue. If a unit is purchased, we record a sale in accordance with our revenue recognition policy. We assess the valuation of our inventory on a quarterly basis and write down the value for estimated excess and obsolete inventory based upon estimates of future demand, including warranty requirements. Inherent in our estimates of market value in determining inventory valuation are estimates related to economic trends, future demand for our products and technological obsolescence of our products. Inventory write-downs are reflected as cost of product and amounted to approximately $109,000, $0, $0 and $0 for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2007, respectively. Amortization of evaluation units was approximately $416,000, $588,000 and $1.4 million for the years ended December 31, 2004, 2005 and 2006, respectively, and $226,000 and $468,000 for the three months ended March 31, 2006 and 2007, respectively. We do not allocate indirect overhead costs to finished goods inventory as these amounts are not material. Spare parts are expensed to cost of product revenue as purchased. As of December 31, 2006 and March 31, 2007, we had approximately $656,000 and $673,000, respectively, in historical costs of spare parts inventory on hand that had been fully expensed.

Warranty Reserve

Upon shipment of products to our customers, we provide for the estimated cost to repair or replace products that may be returned under warranty. Our warranty period is typically 12 months from the date of shipment to the customer for hardware and 90 days for software. For existing products, the warranty reserve is based on actual historical experience. For new products, the warranty reserve is based on historical experience of similar products until such time as sufficient historical data has been collected for the new product. During the three months ended March 31, 2007, we recorded an estimated charge of $1.2 million associated with a field replacement program that was initiated in April 2007 to replace a circuit board used in some of our appliances. To date, these circuit boards have experienced failures in less than 1% of the appliances that we believe are potentially affected. Through the replacement program, we are exchanging the circuit boards in all of the appliances that we believe are potentially affected with circuit boards manufactured by a different fabricator. We believe our estimates and judgments for the replacement program are reasonable based upon information available at this time. Our estimated charge associated with the replacement program is based on the number of circuit boards we expect to replace under the program, the anticipated cost of replacement and refurbishment and other associated costs. To the extent there are differences between this estimate and actual results, our consolidated financial statements will be affected.

Allowance for Doubtful Accounts

We perform credit evaluations of our customers’ financial condition and generally do not require collateral from our customers. These evaluations require significant judgment and are based on a variety of factors including, but not limited to, current economic trends, payment history and financial review of the customer. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of our customers to make required payments. When we become aware that a specific customer is unable or unwilling to meet its financial obligations, we record a specific allowance to reflect the level of credit risk in the customer’s outstanding receivable balance. In addition, we record additional allowances based on certain percentages of aged receivable balances. We classify bad debt expenses as general and administrative expenses. Through December 31, 2006, we did not have write-offs of any customer receivables and our allowance had been entirely based on certain percentages of aged receivables. In the three months ended March 31, 2007, we had one write-off of approximately $7,000 pertaining to one customer receivable. The allowance for doubtful accounts has not been material to date.

Results of Operations

Revenue

The following table sets forth each of our sources of revenue for the specified periods and as a percentage of our total revenue for those periods.

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(dollars in thousands)
Total revenue	$779	$8,121	$46,434	$7,863	$20,209
Total revenue by type:
Product	–	3,846	36,884	5,353	17,880
Support and services	–	85	2,898	172	2,137
Ratable product and related support and services	779	4,190	6,652	2,338	192
% of revenue by type:
Product	0%	47%	79%	68%	88%
Support and services	0%	1%	6%	2%	11%
Ratable product and related support and services	100%	52%	15%	30%	1%
Total revenue by geography:
North America	$686	$5,177	$31,734	$5,119	$14,645
Europe, Africa and Middle East	76	2,483	12,210	2,114	3,156
Japan and Asia	17	461	2,490	630	2,408
% of revenue by geography:
North America	88%	64%	68%	65%	72%
Europe, Africa and Middle East	10%	30%	26%	27%	16%
Japan and Asia	2%	6%	6%	8%	12%

Three Months Ended March 31, 2007 Compared to the Three Months Ended March 31, 2006: Product revenue increased $12.5 million, from $5.4 million in the three months ended March 31, 2006 to $17.9 million in the three months ended March 31, 2007, due to an increase in the number of units sold to new and existing customers, an increase in the number of sales personnel, an increase in the number of our channel partners, and the introduction of new products. These products, which have higher capacity and higher performance, were sold at higher average sales prices. We expect to continue to release new products with higher capacity and higher performance.

Support and services revenue increased $2.0 million, from $172,000 in the three months ended March 31, 2006 to $2.1 million in the three months ended March 31, 2007. This increase was the result of increased product sales and, to a lesser extent, the renewal of support and services contracts by existing customers. Substantially all our customers purchase support and services contracts when they purchase our appliances. As our customer base grows, we expect the proportion of revenue generated from support and services to increase over time, from both new contracts and renewals of existing contracts.

Ratable product and related support and services decreased $2.1 million, from $2.3 million in the three months ended March 31, 2006 to $192,000 in the three months ended March 31, 2007. The decrease is the result of establishing VSOE of fair value for all support and services agreements in 2006. At March 31, 2007, we had $183,000 in remaining deferred revenue related to ratable product and related support and services revenue.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005:    Product revenue increased $33.0 million, from $3.8 million in the year ended December 31, 2005 to $36.9 million in the year ended December 31, 2006, due to an increase in the number of units sold to new and existing customers, an increase in the number of sales personnel, and an increase in the number of our channel partners. The increase in product revenue was also driven by an increase in our average sales prices resulting from the introduction of new products with higher capacity and higher performance, including our DD560 appliances which were introduced in the third quarter of 2006.

Support and services revenue increased $2.8 million, from $85,000 in the year ended December 31, 2005 to $2.9 million in the year ended December 31, 2006, due to increased sales of support and services contracts associated with increased product sales and, to a lesser extent, the renewal of support and services contracts by existing customers. Substantially all of our customers purchase support and services contracts when they purchase our appliances.

Ratable product and related support and services revenue increased $2.5 million, from $4.2 million in the year ended December 31, 2005 to $6.7 million in the year ended December 31, 2006, due to the amortization of revenue from those sales made prior to 2006 for which VSOE of fair value for support and services had not been established. As of December 31, 2006, we had $227,000 in remaining deferred revenue related to ratable product and related support and services revenue.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004:    Product revenue increased to $3.9 million in the year ended December 31, 2005 from $0 in the year ended December 31, 2004, due to the establishment of VSOE of fair value on certain support and services arrangements beginning in January 2005 and an increase in sales as a result of increased market acceptance of our appliances. Prior to January 2005, all sales were recognized ratably over the term of the related support and services contract. During 2005, we increasingly established VSOE of fair value on support and services arrangements, and when established, recognized product revenue upon shipment, assuming all other revenue recognition criteria were met.

Cost of Revenue, Gross Profit and Gross Margin

The following table sets forth each of our costs of revenue, gross profit and gross margin for the specified periods.

	Year ended December 31,				Three months ended March 31,
	2004		2005	2006	2006	2007
					(unaudited)
	(dollars in thousands)
Total revenue	$779		$8,121	$46,434	$7,863	$20,209

Cost of product	922		3,216	11,059	1,990	5,849
Cost of support and services	254		895	1,873	310	798
Cost of ratable product and related support and services	248		1,059	1,591	562	76

Total cost of revenue	1,424		5,170	14,523	2,862	6,723

Gross profit (loss)	(645)		2,951	31,911	5,001	13,486
Gross margin	(83%	)	36%	69%	64%	67%

Three Months Ended March 31, 2007 Compared to the Three Months Ended March 31, 2006:    Cost of product revenue increased $3.9 million, from $2.0 million in the three months ended March 31, 2006 to $5.9 million in the three months ended March 31, 2007, due to increased hardware costs associated with increased number of shipments of appliances to our customers. Stock-based compensation expense included in cost of product revenue increased $13,000 from the three months ended March 31, 2006 to the three months ended March 31, 2007. Also included in the increase is a charge of $1.2 million for estimated warranty costs associated with a field replacement program for a circuit board used in our appliances. To date, only a very small number of these circuit boards have experienced failures. In April 2007, we initiated the field replacement program to replace the circuit boards that we believe are potentially affected. This warranty charge does not assume any recovery from our supplier because any recovery is uncertain at this time.

Cost of support and services revenue increased $488,000, from $310,000 in the three months ended March 31, 2006 to $798,000 in the three months ended March 31, 2007. The increase was due to an increase in our support personnel headcount from 7 to 11, which increased our salary expense and employee-related benefits, and an increase in outside service costs related to support of our products from increased sales. Stock-based compensation expense accounted for $87,000 of the increase. We expect the cost of support and services revenue to continue to increase for the remainder of 2007. Cost of ratable product and related support and services declined in line with the decline in ratable product and related support and services revenue.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005:    Cost of product revenue increased $7.8 million, from $3.2 million in the year ended December 31, 2005 to $11.1 million in the year ended December 31, 2006, due to increased hardware costs associated with increased shipments of our appliances to customers. Our average cost of product per unit remained substantially the same even as average sales price increased, which resulted in higher margins. Cost of support and services revenue increased $1.0 million, from $895,000 in the year ended December 31, 2005 to $1.9 million in the year ended December 31, 2006, as we added additional customer support headcount to support increased product sales.

Gross margin increased from 36% in the year ended December 31, 2005 to 69% in the year ended December 31, 2006. The increase in gross margin was due to the introduction of higher capacity and higher performance products in 2006, the allocation of fixed costs over greater total revenue, average cost of product per unit remaining substantially the same and increased margins on support and services revenue resulting from increased operational efficiency due to a larger installed customer base.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004:    Cost of product revenue increased $2.3 million, from $922,000 in the year ended December 31, 2004 to $3.2 million in the year ended December 31, 2005, due primarily to increased hardware costs associated with more shipments of our appliances to customers. Cost of support and services revenue increased $641,000, from $254,000 in the year ended December 31, 2004 to $895,000 in the year ended December 31, 2005, as we added customer support personnel to support our growing customer base.

Sales and Marketing Expenses

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(dollars in thousands)
Sales and marketing expenses	$4,177	$9,495	$20,252	$3,097	$8,683
Percent of total revenue	536%	117%	44%	39%	43%

Three Months Ended March 31, 2007 Compared to the Three Months Ended March 31, 2006: Sales and marketing expenses increased $5.6 million, from $3.1 million in the three months ended March 31, 2006 to $8.7 million in the three months ended March 31, 2007, due to an increase in the number of sales and marketing employees, which grew from 44 employees at March 31, 2006 to 127 employees at March 31, 2007, including the addition of 29 sales and marketing employees associated with our international operations. The increase in employees resulted in higher salary expense, employee-related benefits and fees for recruitment of new employees. Commission expense increased in the three months ended March 31, 2007 as compared to the three months ended March 31, 2006 due to the substantial increase in revenue and the higher number of employees. Of the $5.6 million increase in sales and marketing expenses in the three months ended March 31, 2007, salaries, employee-related benefits, fees for recruitment of new employees, and commissions accounted for $3.7 million. Stock-based compensation expense related to sales and marketing personnel increased $421,000 in the three months ended March 31, 2007 compared to the three months ended March 31, 2006. The remainder of the increase was the result of increased costs from travel, tradeshow and promotional activity and facility costs related to selling our products. We anticipate that sales and marketing expenses will increase in absolute dollars and, in the near term as a percentage of total revenue, as we intend to expand our sales force, both domestically and internationally.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005:    Sales and marketing expenses increased $10.8 million, from $9.5 million in the year ended December 31, 2005 to $20.3 million in the year ended December 31, 2006, due to an increase in the number of sales and marketing employees, which grew from 34 employees as of December 31, 2005 to 90 employees as of December 31, 2006, including the addition of 19 sales and marketing employees associated with our international operations. The increase in employees resulted in higher salary expense, employee-related benefits and fees for recruitment of new employees. Additionally, commission expense increased in the year ended December 31, 2006 as compared to the year ended December 31, 2005 due to the substantial increase in revenue and the higher number of employees. Of the $10.8 million increase in sales and marketing expenses in the year ended December 31, 2006, salaries, employee-based benefits, fees and commissions accounted for $8.0 million. Stock-based compensation expense related to sales and marketing personnel was $28,000 in the year ended December 31, 2005 compared to $485,000 in the year ended December 31, 2006.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004:    Sales and marketing expenses increased $5.3 million, from $4.2 million in the year ended December 31, 2004 to $9.5 million in the year ended December 31, 2005, due primarily to an increase in the number of sales and marketing employees, which grew from 18 employees as of December 31, 2004 to 34 employees as of December 31, 2005. The increase in headcount resulted in higher salary expense, employee-related benefits, commissions, travel and entertainment and recruiting fees. Of the $5.3 million increase in sales and marketing expenses in the year ended December 31, 2005, salaries and commissions accounted for $4.2 million.

Research and Development Expenses

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(dollars in thousands)
Research and development expenses	$4,454	$6,450	$10,447	$2,315	$4,503
Percent of total revenue	572%	79%	22%	29%	22%

Three Months Ended March 31, 2007 Compared to the Three Months Ended March 31, 2006: Research and development expenses increased $2.2 million, from $2.3 million in the three months ended March 31, 2006 to $4.5 million in the three months ended March 31, 2007. The increase was due to an increase in personnel and consultant costs, stock-based compensation expense and facility-related costs as a result of research and development headcount increasing from 42 employees at March 31, 2006 to

81 employees at March 31, 2007. Salaries and employee-related benefits accounted for $1.2 million, costs for consultants accounted for $231,000, stock-based compensation expense accounted for $224,000 and facility-related increases accounted for $116,000 of the $2.2 million increase. We anticipate that research and development expenses as a percentage of our total revenue will remain relatively stable for the remainder of 2007, but expect that the absolute dollar amount will increase as we continue to invest in research, new product development and enhancements to our existing appliances.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005:    Research and development expenses increased $4.0 million, from $6.4 million in the year ended December 31, 2005 to $10.4 million in the year ended December 31, 2006, due primarily to an increase in personnel and facility-related costs as a result of research and development headcount increasing from 33 employees as of December 31, 2005 to 64 employees as of December 31, 2006. Salaries and employee-related benefits accounted for $2.5 million of the $4.0 million increase in research and development expenses. Stock- based compensation expense for research and development personnel was $47,000 in the year ended December 31, 2005 compared to $558,000 in the year ended December 31, 2006.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004:    Research and development expenses increased $2.0 million, from $4.4 million in the year ended December 31, 2004 to $6.4 million in the year ended December 31, 2005, due primarily to an increase in personnel and facility-related costs as a result of research and development headcount increasing from 19 employees as of December 31, 2004 to 33 employees as of December 31, 2005. Salaries and employee-related benefits accounted for $1.4 million of the $2.0 million increase in research and development expenses in the year ended December 31, 2005.

General and Administrative Expenses

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(dollars in thousands)
General and administrative expenses	$739	$1,039	$2,831	$405	$1,778
Percent of total revenue	95%	13%	6%	5%	9%

Three Months Ended March 31, 2007 Compared to the Three Months Ended March 31, 2006: General and administrative expenses increased $1.4 million, from $405,000 in the three months ended March 31, 2006 to $1.8 million in the three months ended March 31, 2007. This increase was the result of increases in personnel costs, as headcount increased from 5 to 19 employees, and professional service fees. Of the $1.4 million increase in general and administrative expenses, salaries and employee-related benefits accounted for $509,000 and professional service fees accounted for $370,000. Stock-based compensation expense accounted for $155,000 of the increase. The additional personnel and professional service fees are the result of our ongoing efforts to build our legal, finance, human resources, recruiting and information technology functions. We expect the absolute amount of general and administrative expenses to increase in the future as we expand our finance function to manage our growth and as we incur additional costs associated with being a public company.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005:    General and administrative expenses increased $1.8 million, from $1.0 million in the year ended December 31, 2005 to $2.8 million in the year ended December 31, 2006, due primarily to an increase in personnel costs, and an increase in professional services fees. Of the $1.8 million increase in general and administrative expenses in the year ended December 31, 2006, salaries and employee-related benefits accounted for $736,000 and professional service fees accounted for $696,000. The additional personnel and professional services fees are primarily the result of our ongoing efforts to build our legal, finance, human resources and information technology functions. Stock- based compensation expense for general and administrative personnel was $17,000 in the year ended December 31, 2005 compared to $212,000 in the year ended December 31, 2006.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004:    General and administrative expenses increased approximately $300,000, from $739,000 in the year ended December 31, 2004 to $1.0 million in the year ended December 31, 2005, due to increased headcount and an increase in professional services fees.

Settlement Expense

In the fourth quarter of 2006, we received an inquiry from Quantum Corporation regarding our interest in licensing certain patents that Quantum believed we may have previously incorporated into our products or may incorporate in the future. As a result of our discussions with Quantum, which commenced in 2006, we entered into a patent cross-license agreement with Quantum in March 2007, with an effective date of January 1, 2007. Under the terms of the cross-license, we issued Quantum 390,000 shares of our common stock in March 2007. We engaged an independent third-party valuation firm to assist us in our estimate of the value of the shares of our common stock as of the date of issuance. Based on this valuation, the estimated value of the common stock issued under the agreement was approximately $3.3 million.

The same third-party valuation firm assisted us in our estimate of the value of the intangible asset associated with the cross-license agreement and to estimate its useful life. Based on this valuation, we estimated the fair value of the intangible asset to be $400,000 and have an estimated useful life of three years. This asset will be amortized to cost of product revenue beginning January 1, 2007. The $2.9 million balance of the settlement amount represents payment to Quantum for a release of all claims for any past acts or conduct, and we have recorded the amount as settlement expense in our consolidated statements of operations for the year ended December 31, 2006.

Other Income (Expense), Net

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands)
Interest income	$189	$315	$523	$129	$156
Other income (expense), net	–	(32)	200	(51)	(96)

Total other income (expense), net	$189	$283	$723	$78	$60

Three Months Ended March 31, 2007 Compared to the Three Months Ended March 31, 2006:    Total other income (expense), net decreased $18,000 from $78,000 in the three months ended March 31, 2006 to $60,000 in the three months ended March 31, 2007. This decrease resulted from foreign currency losses of $45,000 due to increased foreign currency activity. This was offset by increased interest income of $27,000 from higher rates of interest earned on an increased level of cash balances.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005:    Total other income (expense), net increased $440,000 from $283,000 in the year ended December 31, 2005 to $723,000 in the year ended December 31, 2006, due primarily to higher interest rates on cash balances and from foreign currency gains, net of other expenses.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004:    Total other income (expense), net increased $94,000 from $189,000 in the year ended December 31, 2004 to

$283,000 in the year ended December 31, 2005, due primarily to higher average cash balances as a result of $15.0 million in convertible preferred stock issuances in 2005.

Provision for Income Taxes

Three Months Ended March 31, 2007 Compared to the Three Months Ended March 31, 2006:    Our provision for income taxes increased $44,000 from $11,000 for the three months ended March 31, 2006 to $55,000 for the three months ended March 31, 2007. This increase was due to our increased international activities resulting in increased foreign taxes and state income taxes.

Effective January 1, 2007, we adopted Financial Accounting Standards Interpretation, or FIN, No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, or FIN 48. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a company’s income tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 utilizes a two-step approach for evaluating uncertain tax positions accounted for in accordance with SFAS No. 109, Accounting for Income Taxes, or SFAS No. 109. Step one, Recognition, requires a company to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. Step two, Measurement, is based on the largest amount of benefit which is more likely than not to be realized on ultimate settlement. The cumulative effect of adopting FIN 48 on January 1, 2007 is recognized as a change in accounting principle, recorded as an adjustment to the opening balance of retained earnings on the adoption date. As a result of the implementation of FIN 48, we recognized no change in the liability for unrecognized tax benefits related to tax positions taken in prior periods, and no corresponding change in retained earnings. Additionally, FIN 48 specifies that tax positions for which the timing of the ultimate resolution is uncertain should be recognized as long-term liabilities. We made no reclassifications between current taxes payable and long-term taxes payable upon adoption of FIN 48. Our total amount of unrecognized tax benefits as of the January 1, 2007 adoption date and March 31, 2007 was $820,000 and $962,000, respectively. Of this total, $72,000 represents the amount of unrecognized tax benefits that, if recognized, would affect our effective tax rate.

Upon adoption of FIN 48, our policy to include interest and penalties related to unrecognized tax benefits within our benefit from income taxes did not change. As of March 31, 2007, we had no amount accrued for payment of interest and penalties related to unrecognized tax benefits and no amounts as of the adoption date of FIN 48. For the three months ended March 31, 2006 and 2007, we recognized no amounts of interest and penalties related to unrecognized tax benefits in our provision for income taxes.

The tax years 2002 through 2006 remain open to examination by the major domestic taxing jurisdictions to which we are subject, and for the international jurisdictions the tax years open to examination vary depending on the local tax laws.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005:    Provision for income taxes increased $178,000, from $33,000 in the year ended December 31, 2005 to $211,000 in the year ended December 31, 2006 primarily due to our increased international activities resulting in increased foreign taxes, as well as increased federal and state AMT and state income taxes. As of December 31, 2006, we had net operating loss carryforwards for federal and state income tax purposes of $26.0 million and $23.9 million, respectively. We also had federal and state research and development tax credit carryforwards of approximately $873,000 and $919,000, respectively. Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, our net deferred tax assets have been fully offset by a valuation allowance. If not utilized, the federal and state net operating loss and tax credit carryforwards will expire between 2010 and 2026. Utilization of these net operating losses and credit carryforwards may be subject to an annual limitation due to provisions of the Internal Revenue Code of 1986, as amended, that are applicable if we have experienced an “ownership change” in the past, or if such an ownership change occurs in the future, for example, as a result of aggregating this offering with certain other sales of our stock before or after this offering.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated statement of operations data for the year ended December 31, 2006 and the three months ended March 31, 2007. In management’s opinion, the data has been prepared on the same basis as the audited consolidated financial statements included in this prospectus, and reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	For the three months ended
	Mar. 31, 2006	Jun. 30, 2006	Sep. 30, 2006	Dec. 31, 2006	Mar. 31, 2007
	(unaudited)
	(in thousands, except per share amounts)
Revenue:
Product	$5,353	$7,079	$8,717	$15,735	$17,880
Support and services	172	452	776	1,498	2,137
Ratable product and related support and services	2,338	2,085	1,583	646	192

Total revenue	7,863	9,616	11,076	17,879	20,209

Cost of revenue:
Cost of product	1,990	2,098	2,888	4,083	5,849
Cost of support and services	310	456	480	627	798
Cost of ratable product and related support and services	562	493	374	162	76

Total cost of revenue	2,862	3,047	3,742	4,872	6,723

Gross profit	5,001	6,569	7,334	13,007	13,486
Operating expenses	5,817	6,815	8,421	15,396	14,964

Operating loss	(816)	(246)	(1,087)	(2,389)	(1,478)
Total other income (expense), net	78	317	192	136	60

Income (loss) before provision for income taxes	(738)	71	(895)	(2,253)	(1,418)
Provision for income taxes	11	22	39	139	55

Net income (loss)	$(749)	$49	$(934)	$(2,392)	$(1,473)

Net income (loss) per share, basic	$(0.10)	$0.01	$(0.12)	$(0.28)	$(0.15)

Net income (loss) per share, diluted	$(0.10)	$–	$(0.12)	$(0.28)	$(0.15)

Stock-based compensation expense included in above	$210	$205	$327	$549	$1,110

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. In addition, a significant portion of our quarterly sales typically occurs during the last month of the quarter, which we believe reflects customer buying patterns of products similar to ours and other products in the technology industry generally. As a result, our quarterly operating results are difficult to predict even in the near term.

Revenue has increased sequentially in each of the quarters presented due to increases in the number of appliances sold to new and existing customers. Operating expenses in all quarters increased sequentially as we continued to add headcount and related costs to accommodate our growing business.

Liquidity and Capital Resources

Working Capital

	As of December 31,			As of March 31, 2007
	2004	2005	2006
				(unaudited)
	(in thousands)
Working capital	$8,233	$9,692	$12,856	$12,658
Cash and cash equivalents	9,358	12,505	11,857	14,364

Working capital consists principally of cash and cash equivalents, accounts receivable, inventory, prepaid expenses and other current assets, net of accounts payable, accrued compensation and related benefits, other accrued liabilities, income taxes payable and current deferred revenue. Working capital decreased $198,000 from December 31, 2006 to March 31, 2007, due to decreases in accounts receivable of $1.6 million and increases in accounts payable of $1.8 million and other accrued liabilities of $2.4 million. These changes were offset by increases in cash and cash equivalents of $2.5 million, inventories of $620,000, prepaid costs for this offering of $1.5 million, prepaid expenses and other current assets of $436,000, and decreases in accrued compensation and related benefits of $573,000 and income taxes payable of $91,000. The increase in cash was the result of improved collections from accounts receivable reflected in our decrease in days sales outstanding from an average of 78 days as of December 31, 2006 to an average of 62 days as of March 31, 2007, based on revenue from the immediately preceding quarter. Accounts payable and other accrued liabilities increased from increased purchases of inventory and property, plant and equipment to support increased headcount and research and development spending, and estimated warranty costs associated with our field replacement program that began in April 2007. The decrease in accrued compensation and related benefits was the result of payments net of accrued commissions and bonuses during the first quarter of 2007.

Working capital increased by $3.2 million from December 31, 2005 to December 31, 2006, due to an increase in accounts receivable of $11.1 million, offset by increases in accounts payable of $2.6 million, accrued compensation and related benefits of $2.3 million, other accrued liabilities of $1.5 million and current deferred revenue of $1.5 million. Based on revenue from the immediately preceding quarter, our accounts receivable balance was outstanding for an average of 78 days as of December 31, 2006 and an average of 101 days as of December 31, 2005. We anticipate that accounts receivable will comprise a significant portion of working capital as we continue to grow revenue because a substantial portion of our sales, and therefore our shipping and billing, occurs near the end of each quarter.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments in time deposits held at major banks, commercial paper, United States government agency discount notes, money market mutual funds and other money market securities with original maturities of 90 days or less.

Since our inception, we have funded our operations primarily through issuances of convertible preferred stock, which have provided us with net cash proceeds of $41.5 million. Beginning in February 2004, we began funding our operations with a combination of cash collections from customers and additional funding through a series of issuances of convertible preferred stock.

Since 2005, we have expanded our operations internationally. Our sales contracts are mainly denominated in United States dollars for Canada, Asia and Japan, and denominated in Euros in Europe. We currently do not hedge the contracts denominated in Euros or the operating expenses that are primarily denominated in foreign currency in countries where we have sales or operating personnel. We may change our strategy in 2007 to hedge the sales transactions denominated in Euros and may begin to sell our products in local currency in other locations. As we fund our international operations, our cash and cash equivalents are affected by changes in exchange rates. To date, the foreign currency effect on our cash and cash equivalents and working capital was a gain of $198,000 in the year ended December 31, 2006, a loss of $34,000 in the year ended December 31, 2005, a loss of $121,000 in the three months ended March 31, 2007 and a loss of $66,000 in the three months ended March 31, 2006.

Cash Flows

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands)
Net cash provided by (used in) operating activities	$(8,555)	$(10,932)	$(572)	$(747)	$3,495
Net cash (used in) investing activities	(754)	(1,162)	(1,351)	(349)	(1,511)
Net cash provided by financing activities	312	15,228	1,285	111	526

Cash Flows from Operating Activities

We have historically experienced negative cash flows from operating activities as we continue to expand our business and build our infrastructure domestically and internationally. Our cash flows from operating activities will continue to be affected principally by the extent to which we spend on increasing personnel, primarily in sales and marketing and research and development, in order to grow our business. The timing of hiring sales personnel in particular affects cash flows as there is a lag between the hiring of sales personnel and the generation of revenue and cash flows from such recently hired sales personnel. Our largest source of cash flows from operating activities is cash collections from our customers. Our primary uses of cash from operating activities are for personnel-related expenditures, rent payments, inventory purchases to support our revenue growth and research and development costs.

Cash provided by operating activities was positive in the three months ended March 31, 2007 as compared to cash used in operating activities for the three months ended March 31, 2006. Cash provided by operating activities increased in the three months ended March 31, 2007 due to increased sales activity, improved collections from accounts receivable as a result of an increased effort in our collection process, and an increase in deferred revenue resulting from payments on support and services contracts. We do not believe we will continue to generate positive cash flows from operating activities in the near term as we continue to add personnel, increase inventory purchases and invest in functions associated with being a public company.

Cash used in operating activities decreased in the year ended December 31, 2006 compared to the year ended December 31, 2005 due to increased sales activity offset in part by increased operating expenditures, in particular increased spending on personnel and research and development costs.

Cash used in operating activities increased from the year ended December 31, 2004 to the year ended December 31, 2005 due to our increased net loss resulting from higher operating expenses to support our growth in 2005. Additionally, inventories increased $1.1 million in the year ended December 31, 2005 as our sales volumes were higher in the year ended December 31, 2005 as compared to the year ended December 31, 2004.

Cash Flows from Investing Activities

Cash flows from investing activities primarily relate to capital expenditures to support our growth. Cash used in investing activities was $1.5 million in the three months ended March 31, 2007 compared to $349,000 in the three months ended March 31, 2006. Cash used in investing activities increased $189,000 to $1.4 million in the year ended December 31, 2006 from $1.2 million in the year ended December 31, 2005. Capital expenditures in the three months ended March 31, 2007 and 2006 primarily related to research and development, including lab equipment, and increased computer equipment for new employees and office space. The $1.5 million cash used in investing activities in the three months ended March 31, 2007 reflects our increase in headcount of 67 in the period, and investments in computer equipment, lab equipment for research and development and new system infrastructure. Cash used in investing activities increased to $1.2 million in the year ended December 31, 2005 from $754,000 in the year ended December 31, 2004 due to increased capital expenditures.

Cash Flows from Financing Activities

Cash flow from financing activities in the three months ended March 31, 2007 of $526,000 resulted from the cash exercise of 274,000 stock options by our employees, net of 87,000 shares repurchased by us, and the cash receipt in connection with the purchase of common stock awarded to one of our non-employee directors. Cash flow from financing activities in the three months ended March 31, 2006 was $111,000.

We have financed our operations primarily through private sales of convertible preferred stock totaling net proceeds of $41.5 million since inception. Financing activities in the year ended December 31, 2006 consisted of issuing 60,000 shares of Series C convertible preferred stock for net proceeds of $180,000 and the exercise of 1,882,000 stock options for net proceeds of $1.1 million. Cash flows provided by financing activities were higher in the year ended December 31, 2005 compared to the year ended December 31, 2004 as we sold 7,396,512 shares of our Series C convertible preferred stock in 2005 for net proceeds of $15.0 million compared to selling 233,438 shares of our Series B convertible preferred stock in 2004 for net proceeds of $251,000.

We believe that our existing cash balances will be sufficient to fund our projected operating requirements for at least 12 months. However, we may need to raise additional capital or incur indebtedness to continue to fund our operations in the future or to respond to competitive pressures or strategic opportunities. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of expansion into new territories, the timing of new product introductions and enhancements to existing products, and the continuing market acceptance of our products. Although we currently are not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us, or at all.

Contractual Obligations

The following is a summary of our contractual obligations as of December 31, 2006:

	Year ended December 31,
	Total	2007	2008	2009	2010	2011 and beyond
	(in thousands)
Operating leases(1)	$1,259	$470	$700	$88	$1	$–
Purchase obligations(2)	4,548	4,548	–	–	–	–

Total contractual obligations	$5,807	$5,018	$700	$88	$1	$–

(1)	In 2006, we entered into a new operating lease for our corporate headquarters.
(2)	Represents amounts associated with agreements that are enforceable, legally binding and specify terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of payment. Obligations under contracts that we can cancel without a significant penalty are not included in the table above.

We purchase all of our appliances from our contract manufacturer, FinePitch Technology. We provide them with a rolling six month forecast for planning purposes and place firm purchase orders for 30 days of expected purchases which we are contractually committed to purchase. As of December 31, 2006, we had $2.3 million in aggregate unfilled purchase orders placed with FinePitch which is included in the table above.

Under the terms of the lease for our corporate headquarters, we are obligated to provide a letter of credit for $136,000. To date, this letter of credit is not in place and has not been required by our sub-lessor.

Our agreements with our channel partners and, less frequently, our customers, generally include certain provisions for indemnifying the channel partners and customers against liabilities if our products infringe a third party’s intellectual property rights. To date, we have not incurred any material costs as a result of such indemnification provisions and have not accrued any liabilities related to such obligations in our consolidated financial statements.

Off-Balance Sheet Arrangements

At December 31, 2004, 2005 and 2006, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recent Accounting Pronouncements

In September 2006, the SEC staff issued Staff Accounting Bulletin, or SAB, No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. In SAB No. 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company’s financial statements and the related financial statement disclosures. SAB No. 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements or (ii) recording the cumulative effect as adjustments to the carrying values of assets and liabilities with an offsetting adjustment recorded to the opening balance of retained earnings. We are required to adopt SAB No. 108 by the end of 2007 and do not expect adoption to have a significant impact on our consolidated results of statement of operations or financial condition.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. We are required to adopt SFAS No. 157 effective at the beginning of 2009. We are evaluating the impact this statement will have on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk

Our European revenue is denominated in Euros. As a result, our European revenue is subject to foreign currency risk due to fluctuations in the value of the Euro compared to the U.S. dollar. We had Euro-denominated revenue of approximately $2.1 million and $3.1 million for the three months ended March 31, 2006 and 2007, respectively, and $2.5 million and $12.2 million for the years ended December 31, 2005 and 2006, respectively.

Our international sales and marketing operations incur expenses that are denominated in foreign currencies. As a result, our operating expenses and cash flows are subject to fluctuations in the value of the U.S. dollar compared to the British pound, Euro, Canadian dollar and, to a lesser extent, the Australian dollar. We had foreign currency denominated expenses of approximately $506,000 and $2.1 million for the three months ended March 31, 2006 and 2007, respectively, and $861,000 and $4.2 million for the years ended December 31, 2005 and 2006, respectively.

We had approximately $4.7 million in accounts receivable denominated in Euros as of December 31, 2006, and approximately $130,000 in cash balance denominated in foreign currencies. As of March 31, 2007, we had approximately $3.1 million in accounts receivable denominated in Euros and approximately $133,000 in cash balance denominated in foreign currencies.

Changes in currency exchange rates could adversely affect our revenue and profitability, and require us to reduce our prices to remain competitive in foreign markets, which could also have a material adverse effect on our results of operations. We have not entered into any foreign currency hedging contracts. We anticipate entering into hedging activities in the future as our exposure to foreign currencies increases with our international expansion.

We estimate that a 10% decline in the value of the U.S. dollar as measured against the other currencies in which our transactions are denominated would have widened our operating loss in the year ended December 31, 2006 by approximately $700,000. This sensitivity analysis disregards the possibilities that rates can move in opposite directions and that losses from one geographic area may be offset by gains from another geographic area.

Interest Rate Sensitivity

We had unrestricted cash and cash equivalents totaling $12.5 million, $11.9 million and $14.4 million as of December 31, 2005, December 31, 2006 and March 31, 2007, respectively. These amounts were invested primarily in money market funds. The unrestricted cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. We believe that we do not have any material exposure to changes in fair value as a result of changes in interest rates. Declines in interest rates, however, will reduce future investment income. If overall interest rates fell by 10% in the year ended December 31, 2005 and the year ended December 31, 2006, our interest income would have declined approximately $32,000 and $52,000, respectively, assuming consistent investment levels.

BUSINESS

Overview

Data Domain is a leading provider of capacity-optimized storage appliances for disk-based backup and network-based disaster recovery. Our appliances reduce the storage of redundant copies of data and associated storage costs within enterprises and are an alternative to tape-based protection storage systems. In 2007, revenues from the tape-based storage market are expected to be approximately $4.7 billion based on estimates from Freeman Reports, an industry research firm. Our storage solutions address protection storage requirements with low operating costs, ease of use, high performance, reliability and compatibility with leading enterprise backup software.

Our disk-based appliances combine our Global Compression technology with industry standard components to enable dramatic reductions in the amount of stored backup data. Global Compression technology incorporates a process called data deduplication, which avoids storing redundant copies of data while writing data to disk. When used to deduplicate a single data set over 20 weeks of regular backup storage events, our appliances are designed to achieve a range of data compression of approximately 10x to 30x. The actual range of data compression obtained by our customers depends on the frequency of full backup events, the length of time backup data is retained and the redundancy of the backup data. Through deduplication, our appliances enable enterprises to cost-effectively utilize WAN vaulting, a process by which enterprises replicate backup data offsite using a wide area network, or WAN. Our appliances also provide advanced levels of data protection that are designed to ensure that backup data is accurate and recoverable.

Our capacity-optimized storage appliances provide customers with the following benefits:

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Cost-Effectiveness—Our disk-based appliances enable enterprises to avoid many of the operating costs associated with tape-based systems. In addition, our appliances enable customers to deploy our appliances at an upfront cost comparable to that of tape-based systems;

•	Ease of Use—Our appliances are easy to deploy and help customers avoid the inconvenience of managing the manual and logistical processes associated with tape-based systems;

•	High Performance—Our appliances are designed to store and recover large amounts of data quickly. Through deduplication, our appliances also enable enterprises to utilize WAN vaulting cost-effectively;

•	Reliability—Our appliances provide advanced levels of data protection by incorporating technology that performs continuous verification to help ensure that backup data is accurate and recoverable; and

•	Compatibility—Our products are compatible with the leading enterprise backup software products.

Our appliances combine our software-based technologies with industry standard components and are sold in a variety of configurations that enable enterprises to optimize a backup and disaster recovery solution according to their needs. We sell our appliances through a network of channel partners and our direct sales force, and we actively partner with industry-leading companies to market our products more effectively. As of March 31, 2007, we had over 100 channel partners and our appliances had been sold to over 750 enterprises worldwide.

Industry Background

The amount of data stored by enterprises is growing rapidly. As data is created, shared and stored, extra copies are made by multiple users across an enterprise’s network and in multiple storage systems, requiring dramatically greater storage capacity and resulting in significantly increased costs. This problem is particularly pronounced for backup and disaster recovery storage because backup systems routinely make complete, redundant copies of largely identical files even if only minimal changes have occurred since the last backup event. Even enterprises using leading backup software experience this problem. With enterprises typically performing backup events on a regular basis, redundant data is multiplied, further increasing storage requirements and associated costs.

Enterprises generally have two types of storage systems. Primary storage systems store frequently accessed data from applications and servers as users work. Protection storage systems store large amounts of infrequently accessed data for backup and disaster recovery. Disk-based systems are generally used for primary storage, despite their high upfront costs, because they read and write data quickly. On the other hand, tape-based systems have historically been used for protection storage, despite their lower performance characteristics, primarily because of their relatively low upfront costs.

Limitations of Tape-Based Systems

Tape-based systems store all data copied in a backup event and therefore contribute to the problem of increasing data redundancy. The operation of tape-based systems also suffers from the following limitations:

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High Operating Costs—Although the upfront costs of a tape-based storage system are lower than those of traditional disk-based systems, the ongoing maintenance and operating costs of tape-based systems can be more significant. Operating tape-based systems results in labor costs associated with manual processes such as moving and mounting tapes correctly in the datacenter as well as additional expenses related to the physical transport of tape cartridges. Many of these costs are not incurred when disk-based systems are used.

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Cumbersome Handling—Many of the processes related to the operation of tape-based systems are cumbersome or require substantial human involvement. The steps required in the lifecycle of saving and restoring data from tapes are many, including saving data to tapes, storing these tapes temporarily in the datacenter for pick-up, transporting them to an offsite location, identifying the correct tapes at the offsite location, transporting them back to the datacenter, mounting the correct tapes onto a tape reader, spinning the tape to the correct position, and then reading the data. Errors can occur at any of these steps. For example, workers could mishandle or damage tapes, or tapes could be lost in transit.

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Poor Performance—Saving data to tape-based systems and restoring it properly can be slow. New generation tape drives are designed for faster data streams than those sent by many servers. If a stream of backup data sent to a tape drive is too slow, the process of saving this data to tape is slower than the rated speed of the tape drive because the tape drive must stop while it waits for data. Restoring backup data from tape-based systems can be even more time consuming. In a tape-based system, data is saved in a sequential manner as a spool of tape spins. To access particular data, the data must be located at the correct position on the tape, and then the tape must be physically spun to that position. Moreover, before the actual reading of data from tape can occur, the correct tapes must be located and, if necessary, transported to the datacenter. The overall recovery process can take hours or even days to complete for data stored offsite.

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Unreliability—Even though tape-based storage is often used by enterprises as the storage of last resort, we believe recovery attempts from tape-based systems are prone to failure for the following reasons. First, tape is inherently a fragile medium and damages easily. Second, verifying the accuracy of data written onto tape is a manual and expensive task. Therefore, IT managers often forgo this lengthy process and instead assume data has been properly stored. Errors in backed-up data are often only found when the data needs to be recovered, by which time the data may be lost forever.

Recent Developments in Storage

Disk-based protection storage systems have benefited from recent developments in disk drive technologies and other industry standard components. The development of low-cost, high-capacity disk drives with the Serial Advanced Technology Attachment, or SATA, interface enables the use of disk drives to store increasing volumes of data for existing applications as well as new kinds of data for new applications. Further, the price and performance of other industry standard components, including microprocessors and memory, continue to improve dramatically. Incorporation of these industry standard components into disk-based storage systems provides for enhanced performance relative to cost, ease of integration and time-to-market attributes that were not previously achievable.

Some storage providers have developed virtual tape library, or VTL, systems to attempt to improve the performance of tape-based systems. A VTL is a disk-based system that typically utilizes SATA disk drives and emulates the protocols of a physical tape library. With a VTL, backup data is initially stored on disks but is generally transferred to an enterprise’s existing tape-based storage infrastructure within a short period of time due to the higher price of disk-based storage relative to tape-based storage.

Although the developments above have enabled the deployment of disk-based systems in the protection storage market, for the following reasons we do not believe that these developments are sufficient to meet the protection storage requirements of many enterprises. SATA disk drives and improvements in industry standard components have not sufficiently reduced the upfront costs of disk-based systems. In addition, most VTLs fail to significantly address the problem of data redundancy in the enterprise and ultimately rely on tape-based systems, with all of their associated operating costs and performance limitations. A disk-based solution that significantly reduces the amount of redundant data stored in the backup process would enable disk-based systems to be a cost-effective and high performance alternative to tape-based systems.

The Capacity-Optimized Storage Opportunity

We believe a significant opportunity exists to displace tape-based systems and other less efficient disk-based solutions with capacity-optimized storage appliances that dramatically reduce the amount of redundant data stored in the backup process. Traditional data compression techniques can compress backup data, but do not address the redundancy of repeated backups of the same data. Deduplication, which avoids storing redundant copies of the same data, allows enterprises to make more efficient use of their storage capacity and enables disk-based systems to become a cost-effective alternative for protection storage.

In 2007, revenues from the tape-based storage market are expected to be approximately $4.7 billion based on estimates from Freeman Reports, an industry research firm. Given the benefits of capacity-optimized storage, we believe that the tape-based storage market represents the first potential addressable market for capacity-optimized disk-based storage solutions. A recent report by The Taneja Group, an industry research firm, estimates that revenues from the sale of capacity-optimized storage solutions will grow from $262 million in 2007 to over $1.6 billion in 2010, which reflects a compound annual growth rate of 83% (“Next Generation Data Protection Market Forecast 2006-2010,” The Taneja Group, December 2006). The market for external disk storage systems is estimated to be $20 billion in 2007 according to IDC, an industry research firm (“Worldwide Disk Storage Systems 2006-2010 Forecast Update,” IDC, November 2006, Document #204385). The external disk storage systems market has traditionally been served by storage solutions based on Storage Area Network, or SAN, Network Attached Storage, or NAS, and Direct Attached Storage, or DAS.

The Data Domain Capacity-Optimized Storage Solution

We provide capacity-optimized storage appliances for disk-based backup and network-based disaster recovery. Our solution combines our Global Compression technology, which performs data deduplication, with industry standard components to significantly reduce the storage capacity required for enterprise backup data, thereby providing an alternative to tape-based protection storage systems. As of March 31, 2007, over 750 enterprises worldwide had purchased our appliances.

Our appliances provide customers with the following benefits:

•

Cost-Effectiveness—Our disk-based appliances enable enterprises to avoid many of the operating costs associated with the labor-intensive handling and transportation processes required by tape-based systems. In addition, because our Global Compression technology enables enterprises to dramatically reduce the storage capacity required for backup data, our appliances can be deployed at an upfront cost comparable to that of tape-based systems.

•

Ease of Use—Our appliances are designed to integrate seamlessly with our customers’ existing storage infrastructures and are easy to install and operate. Our appliances also enable customers to avoid many of the manual collection, transportation and other physical processes associated with tape-based systems. Our common user interface allows customers to monitor the capacity and throughput of multiple appliances arranged in an array.

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High Performance—Our appliances are optimized for storing large amounts of data quickly, at a rate of up to 400 gigabytes, or GB, per hour. In addition, our appliances are designed to handle both fast and slow backup data streams effectively, unlike tape-based systems. Further, through our Global Compression technology and data replication software, data sets can be dramatically compressed, thereby enabling customers to utilize WAN vaulting cost-effectively. Because our products utilize hard disk drives and network connectivity, we provide our customers with faster access to data and more rapid recovery across their existing networks.

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Reliability—Our appliances provide advanced levels of data protection in order to serve as the storage of last resort for our customers. Unlike most tape-based systems, our appliances incorporate technology that performs continuous verification to help ensure that backup data is accurate and recoverable.

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Compatibility with Existing Backup Software—Our appliances are compatible with the leading enterprise backup software available in the market today, including products offered by CommVault Systems, Inc., EMC Corporation, International Business Machines Corporation and Symantec Corporation. This compatibility enables our customers to install our appliances with minimal disruption and without significant incremental investment.

Our Strategy

Our goal is to be the leader in the capacity-optimized storage market. Key elements of our strategy include:

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Continue to focus on the protection storage market—We believe that the protection storage market represents the greatest initial opportunity for the sale of our appliances. Therefore, we intend to continue to focus our sales efforts on winning new customers in the protection storage market. We also believe that the sale of additional appliances and other products to our existing customers as their storage needs grow represents a significant revenue opportunity for us.

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Expand direct and channel distribution—We intend to grow our network of channel partners and our direct sales organization to improve penetration of the protection storage market in the United States and to continue to grow sales internationally. As of March 31, 2007, we had over 100 channel partners that generate sales leads and distribute our products worldwide. Our sales force is responsible for managing and overseeing indirect sales, and our sales personnel work closely with our channel partners. We believe that our having a relationship with substantially all of our customer accounts combined with the reach of our channel partners provides us with the ability to grow effectively.

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Innovate and improve our technology—Our Global Compression technology and our approach to maintaining the integrity of data are core elements of our solution. In addition to taking advantage of performance enhancements resulting from improvements in industry standard components, we intend to continue to innovate and improve our technology. Therefore, we intend to continue to invest in research and development to meet additional customer needs and enhance the capacity and performance of our appliances.

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Expand and deepen relationships with technology partners—We intend to broaden our relationships with existing technology partners and to establish new partnerships with the leading suppliers of storage infrastructure software and hardware. These partnerships allow us to enhance the ability of our products to interoperate with products from multiple vendors. Our technology partners also collaborate with us on co-marketing and lead generation efforts that help us extend our marketing reach. We believe our independence from backup vendors and the compatibility of our appliances with the leading enterprise backup software differentiate our solution from many of our competitors’ products.

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Apply our technology to other storage opportunities—We intend to deploy our systems in other sectors of the storage market, notably archival storage. Archived data must be readily accessible and efficiently indexed so that searches can be performed at high speeds, which makes archived data well suited to disk-based storage. However, given the large volume of data typically found in an enterprise’s archival storage system, disk-based storage, to date, has been too expensive for widespread use in this market. We believe our Global Compression technology will make disk-based systems a cost-effective alternative and also offer the data protection and WAN vaulting capabilities required to meet the archival storage needs of enterprises.

Technology

We offer high performance deduplication, data integrity and replication technologies on a modular appliance that works with other leading technologies. The core elements of our technology and system architecture include:

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Global Compression—Our Global Compression technology combines high performance deduplication with traditional data compression techniques. This approach identifies segments of data within an incoming data stream that are duplicates of segments already stored and instead of storing an additional redundant copy of these segments, stores only references to the previously stored segments. Traditional compression techniques then compress the remaining segments before the data is stored to disk. Our deduplication technology is more effective than traditional data compression techniques alone because it compares new incoming data with a much larger history of previously stored data. When used to deduplicate a single data set over 20 weeks of regular backup storage events, our appliances are designed to achieve a range of data compression of approximately 10x to 30x. The actual range of data compression obtained by our customers depends on the frequency of full backup events, the length of time backup data is retained and the redundancy of the backup data.

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High-speed, Inline Deduplication—Our Global Compression technology performs deduplication at high speed with very few disk drives. The deduplication process requires comparison of new data to a very large amount of previously stored data. Typically, this comparison requires many disk accesses to compare incoming new data to old data, a process that is relatively slow. Our appliances utilize proprietary technology to perform deduplication inline, or prior to storing to disk, at high speed. Our approach completes a substantial portion of the deduplication process in random access memory, or RAM, thereby minimizing the need for access to disk and increasing the speed of the backup and restore processes. Also, because our technology filters redundant segments before writing to disk, and replicates backup data shortly after writing, copies of data at remote sites can be kept up-to-date.

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Data Invulnerability Architecture—Our technology provides advanced levels of data protection that are designed to ensure that backup data is accurate and recoverable. Most disk-based storage systems have been optimized for rapid transaction processing. However, our appliances are designed to be the storage of last resort. Our appliances incorporate end-to-end data consistency, integrity verification and error correction technologies at the file system level. For example, after every backup event, our technology confirms that all data written is consistent and accurate. Additionally, our appliances can sustain multiple simultaneous disk failures without data loss, a significant benefit over many VTL products that can lose data when more than one disk in an array fails.

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Replication—Using our Global Compression technology, our Replicator software transfers deduplicated and compressed information over a network during the backup process. This process can be employed in a variety of common network types and requires less bandwidth, time and cost than traditional replication methods, making WAN vaulting economically and operationally feasible.

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Adaptable Design—Each of our appliances incorporates industry standard components, which simplifies the procurement, assembly and support of our appliances. Furthermore, our appliances are easy to install, are compatible with the leading backup software applications and work with both Ethernet and Fibre Channel-based networks.

Products

We offer a variety of appliances with a range of storage capacities. Our appliances are sold with varying sizes of internal storage capacity, ranging from approximately 1.3 terabytes, or TB, for our DD410 appliance to 7.5 TB for our DD560 appliance. Effective storage capacity is the equivalent amount of uncompressed data that can be stored on an appliance in a compressed form. Assuming a data compression range of approximately 10x to 30x and taking into account formatting and system overhead, our DD560 appliances provide an effective storage capacity of approximately 50 TB to 150 TB.

Customers can augment the storage capacity of our DD560 appliance with up to two expansion shelves, each of which adds approximately 8 TB of additional internal storage capacity. Our appliances also can be combined together in an array configuration, which we refer to as a DDX, to reach higher levels of capacity and throughput. For customers that want to utilize their existing excess storage capacity, we offer what we refer to as Gateway appliances, which are versions of our appliances without internal storage.

When purchasing our appliances, customers may license one or more of the software technologies embedded in our appliances. Different technologies can be enabled or disabled based on the licenses purchased by our customers. For example, our Replicator software allows enterprises to utilize WAN vaulting for offsite disaster protection and recovery. We also offer a capacity-optimized VTL software option that emulates multiple tape libraries over a Fibre Channel interface and integrates with an enterprise’s existing backup infrastructure. By utilizing data deduplication, our VTL offering enables more cost-effective disk-based protection storage and faster, more reliable data recovery than that provided by non-capacity-optimized VTL offerings.

Each of our appliances is designed to be compatible with leading enterprise backup software available from such vendors as CommVault Systems, Inc., EMC Corporation, International Business Machines Corporation and Symantec Corporation.

Customer Support

We offer tiered customer support programs through the sale of support and services contracts. Customers that purchase a support and services contract are granted rights to accelerated shipment of replacement parts, onsite hardware repair and support, and software updates and maintenance releases that become available during the support period. Our support and services contracts are typically offered for periods of one to three years. We offer product support for all of our customers, including those customers who purchase our appliances through our channel partners.

Substantially all of our support personnel are based in Santa Clara, California. Customer support personnel are available 24 hours per day, seven days per week. Our appliances include an active monitoring system that automatically notifies us of support problems we detect, enabling us to address customer problems more quickly. In addition, some of our international channel partners offer primary support for the appliances they sell to customers. We also subcontract with a third party, Anacomp, Inc., to provide onsite hardware repair and replacement services for the substantial majority of our customers that have purchased a support and services contract from us. For each such covered customer, we purchase a support contract from Anacomp. Our master agreement with Anacomp has a two-year term that renews automatically absent 90 days’ prior written notice by either party.

Customers

As of March 31, 2007, our appliances had been purchased by over 750 enterprises worldwide in a variety of industries, including defense, education, entertainment, finance, government, healthcare, technology, legal, media and retail. During each of the year ended December 31, 2006 and the three months ended March 31, 2007, no single customer accounted for 10% or more of our total revenue. See Note 11 of “Notes to Consolidated Financial Statements” for more information regarding the geographic distribution of our customers.

Sales and Marketing

We sell our appliances indirectly through channel partners and through our direct sales force. Our channel partners are independent third parties that act as resellers of our appliances in the United States and internationally. As of March 31, 2007, we had over 100 channel partners. These partners help market and sell our appliances, typically with the assistance of our direct sales force. Our direct sales force is responsible for managing and overseeing indirect sales within our geographic territories, including North America, Europe, Asia-Pacific and Japan. This joint sales approach combines the benefit of our having relationships with substantially all customer accounts with the reach and relationships of our channel partners, especially internationally. We intend to expand these partner relationships in the future to further extend our distribution coverage.

We focus our marketing efforts on communicating product advantages, generating qualified leads for our direct sales force and channel partners and increasing brand awareness. We rely on a variety of marketing efforts, including tradeshows, advertising, public relations, industry research and our website. In addition, we work closely with a number of technology partners, including some of the leading suppliers of storage infrastructure products, on co-marketing and lead-generation activities in an effort to broaden our marketing reach.

Research and Development

Continued investment in research and development is critical to our business. We have assembled a team of skilled engineers with extensive experience in the fields of computing, storage, network system design, Internet routing protocols and embedded software. These individuals have extensive prior experience with many leading digital storage and computer data networking companies. We have invested significant time and financial resources in the development of our storage appliances and our Global Compression technology. Most of our research and development activities take place at our corporate headquarters in Santa Clara, California. However, we recently opened a research and development facility in Princeton, New Jersey. We intend to dedicate significant research and development resources to continue to improve the performance and features of our capacity-optimized storage solution and to expand our product offerings to address other segments of the enterprise storage market.

Research and development expenses were $4.4 million, $6.4 million, and $10.4 million for the years ended December 31, 2004, 2005 and 2006, respectively, and $4.5 million for the three months ended March 31, 2007.

Manufacturing

We outsource the manufacturing, assembly, testing, packaging and shipping of our appliances to FinePitch Technology, a division of Solectron Corporation. We rely on FinePitch to procure a majority of the components for our appliances. We work closely with FinePitch in an effort to ensure that we have a supply of components sufficient to satisfy our product delivery schedule and to oversee the manufacturing process and quality control.

We provide purchase orders for finished goods inventory to FinePitch on a monthly basis. The product mix and volume of the order is adjusted each month based on anticipated demand and actual sales and shipments in prior periods. Because different configurations of our appliances use industry standard components, FinePitch is more easily able to respond to changes in our product mix without significant delay or increased costs. FinePitch is currently our only contract manufacturer, and our agreement with FinePitch has a one-year term that is subject to automatic extensions in one-year increments absent notice of termination by either party. This agreement is terminable at any time by either party with 90 days’ notice.

We purchase our capacity expansion shelves from Xyratex Technology Limited pursuant to an agreement that has a three-year term ending in March 2010, subject to early termination by either party under certain circumstances.

Competition

The protection storage market is highly competitive and is driven by rapidly changing technology. In addition to competing with traditional providers of tape-based storage systems, such as Sun Microsystems, Inc. and Quantum Corporation, we compete with other established storage companies such as EMC Corporation and Network Appliance, Inc., and to a lesser extent Hitachi Data Systems Corporation, Hewlett-Packard Company and International Business Machines Corporation, that offer a variety of different protection storage products. Some of our competitors sell, or have announced plans to sell, capacity-optimized storage products that compete directly with our appliances. We also compete with a number of emerging hardware and software companies that may become more significant competitors in the future. In addition, in certain segments of our market, we may compete with WAN acceleration and backup software providers that incorporate deduplication capabilities in their products.

We believe the principal competitive factors in the protection storage market are as follows:

•	product features and enhancements, including ease of use, performance, reliability and scalability;

•	product pricing and total cost of ownership;

•	product interoperability with customer networks and backup software;

•	global sales and distribution capability;

•	ability to take advantage of improvements in industry standard components; and

•	customer support and services.

We believe that our technologies, which enable enterprises to dramatically compress data in their protection storage environments, store data cost effectively and with high reliability, use existing networks for data recovery, and accomplish each of the foregoing with minimal disruption to existing storage infrastructures, provide us with significant competitive advantages. In addition, as of March 31, 2007, our appliances had been sold to over 750 enterprises, which represent a significant installed base of existing customers and provide us with a significant number of reference accounts, better enabling us to market and sell additional appliances and other product offerings to new customers. However, many of our current and potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales and marketing and other resources than we have. Our competitors may offer to sell their products at more attractive prices than we offer, and potential customers may prefer to purchase from their existing vendors rather than a new vendor regardless of product performance or features. Some of our competitors have also entered into relationships with original equipment manufacturers, or OEMs, that could provide those competitors with sales, marketing, distribution and other advantages.

Intellectual Property

Our future success as a company will depend in part upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary contractual protections. Our registered trademark in the United States is Data Domain.

As of March 31, 2007, we had four issued patents and 18 patent applications pending in the United States related to our Global Compression technology and various other technologies included in our products. Our issued patents will begin to expire in 2023. We have also entered into a non-exclusive patent cross-license agreement with Quantum Corporation that provides each party and its controlled affiliates with a license to certain patents held by the other party. As a result of this patent cross-license agreement, we have a license to Quantum’s significant portfolio of current and future patents that are or may be issued or applied for (or otherwise entitled to a priority date) on or prior to January 1, 2012 and that relate to or are useful with respect to data transmission and/or data storage, excluding claims specific to tape or tape-based systems. Under the terms of the agreement, Quantum and its controlled affiliates have a license to our current and future patents that relate to or are useful with respect to data transmission or data storage and that are or may be issued or applied for (or otherwise entitled to a priority date) on or prior to January 1, 2012. Other than the patent rights described above, neither party has provided the other with any software code or other proprietary technology under this agreement.

United States patent filings are intended to provide the holder with a right to exclude others from making, using, selling or importing in the United States the inventions covered by the claims of granted patents. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Our issued United States patents, and any future patents that may be issued, may be contested, circumvented or invalidated, and we may not be able to prevent third parties from infringing these patents. In addition, as a result of our cross-license agreement with Quantum, we will not be able to assert our existing patent rights and many or all of our future patent rights against Quantum or its controlled affiliates for the foreseeable future, and Quantum has certain rights to assign this license to an acquirer of Quantum.

In addition to the foregoing protections, we generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners, and our software is protected by United States and international copyright laws.

Although we rely on patent, copyright, trade secret, trademark and other intellectual property laws to protect our technology, we also believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product support and services are essential to establishing and maintaining a technology leadership position. We cannot be sure that others will not develop technologies that are similar or superior to our technology.

Protecting against the unauthorized use of our patents, trademarks and other proprietary rights is expensive, difficult and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could be costly and divert management resources, either of which could harm our business. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

Employees

As of March 31, 2007, we had 246 employees in offices around the world, of which 212 were in the United States. Of the total employees, 127 are engaged in sales and marketing, 81 in research and development and 38 in general and administration, support and services and operations. None of our employees is represented by a labor union, and we consider current employee relations to be good.

Facilities

Our corporate headquarters is located at 2300 Central Expressway, Santa Clara, California 95050. We lease approximately 46,000 square feet of office space at this address pursuant to a lease that expires in February 2009. We also maintain sales offices in multiple locations in the United States and internationally. We believe that we will require additional space to expand our corporate headquarters prior to February 2009, and we intend to add new facilities or expand other existing facilities as we add employees. We believe that suitable additional space will be available as needed to accommodate expansion of our operations.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently involved in any legal proceedings, the outcome of which, if determined adversely to us, would have a material adverse affect on our business, operating results or financial condition.

MANAGEMENT

Executive Officers, Key Employees and Directors

Our executive officers, key employees and directors, and their ages and positions as of March 31, 2007, are set forth below:

Name	Age	Position
Frank Slootman	48	President, Chief Executive Officer and Director
Michael P. Scarpelli	40	Vice President and Chief Financial Officer
Brian Biles	49	Vice President of Product Management
Kai Li, Ph.D.	52	Chief Scientist and Director
Daniel R. McGee	47	Vice President of Engineering
Hugo Patterson, Ph.D.	46	Chief Architect
David Sangster	42	Vice President of Operations
David L. Schneider	38	Vice President of Worldwide Sales
Beth L. White	40	Vice President of Marketing
Ming Benjamin Zhu	39	Chief Research Officer
Ronald D. Bernal (1)(3)	51	Director
Aneel Bhusri (2)	41	Chairman of the Board
Ronald E. F. Codd (1)	51	Director
Reed E. Hundt (2)(3)	59	Director
Jeffrey A. Miller (1)(2)	56	Director
Scott D. Sandell (3)	42	Director

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.
(3)	Member of Nominating and Corporate Governance Committee.

Frank Slootman has served as a member of our board of directors and as our President and Chief Executive Officer since July 2003. Prior to joining us, Mr. Slootman served as an executive at Borland Software Corporation from June 2000 to June 2003, most recently as Senior Vice President of Products. From March 1993 to June 2000, Mr. Slootman held management positions for two enterprise software divisions of Compuware Corporation. Mr. Slootman earned his undergraduate and graduate degrees in Economics from Erasmus University Rotterdam in the Netherlands.

Michael P. Scarpelli has served as our Vice President and Chief Financial Officer since September 2006. From January 2006 to September 2006, Mr. Scarpelli served as Executive Vice President and Chief Financial Officer for Lexar Media, Inc., a flash memory manufacturer which was acquired by Micron Technology, Inc. in 2006. From January 2002 to January 2006, Mr. Scarpelli held senior positions at HPL Technologies, Inc., a provider of yield management software and test chip solutions, most recently as Senior Vice President and Chief Financial Officer. Mr. Scarpelli began his career at PricewaterhouseCoopers LLP from May 1989 to December 2001. Mr. Scarpelli holds a B.A. in Economics from the University of Western Ontario.

Brian Biles co-founded our company in October 2001 and has served as our Vice President of Product Management since January 2006. From our inception to January 2006, Mr. Biles served as our Vice President of Marketing. From March 1999 to April 2001, Mr. Biles served as Vice President of Marketing and Business Development at VA Linux Systems, Inc., a provider of Linux and open source systems and services. Mr. Biles holds a B.A. in Information and Computer Sciences from the University of California, Santa Cruz.

Kai Li, Ph.D. co-founded our company in October 2001. Dr. Li has been consulting as Chief Scientist for us since September 2002. In addition, Dr. Li served as our Chief Technology Officer from

October 2001 to August 2002 and as President and Chief Executive Officer from November 2001 to February 2002. Dr. Li has also served as a member of our board of directors since the company’s inception. Since September 1986, Dr. Li has also been a professor of Computer Science at Princeton University. He is a board member of the Intel Microcomputer Research Lab Advisory council. Dr. Li holds a B.S. in computer science from Jilin University, an M.S. in Computer Science from the University of Science and Technology of China, Chinese Academy of Sciences and a Ph.D. in Computer Science from Yale University.

Daniel R. McGee has served as our Vice President of Engineering since February 2006. From March 2004 to February 2006, Mr. McGee was the Vice President of Engineering for Aventail Corporation, a provider of secure remote access products. From August 1999 to March 2004, Mr. McGee held various senior management positions at Pinnacle Systems, Inc., a provider of video editing solutions, TV tuners for personal computers and digital media adapters. Mr. McGee holds a M.S. in Engineering Management from Stanford University and a B.S. in Electrical Engineering & Computer Science from Oregon State University.

Hugo Patterson, Ph.D. joined us in March 2002 and has served as our Chief Architect since May 2002. From November 1999 to March 2002, Dr. Patterson was the lead architect for data availability and management at Network Appliance Inc., a provider of storage and data management solutions. Dr. Patterson holds a B.A. in Mathematics from the University of Chicago, an M.S. in Electrical Engineering from the University of Maryland and a Ph.D. in Electrical and Computer Engineering from Carnegie Mellon University.

David Sangster has served as our Vice President of Operations since September 2004. From January 2000 to September 2004, Mr. Sangster held various executive positions, including Director of New Product Introduction, at McDATA Corporation, a provider of data access solutions (recently acquired by Brocade Communication Systems, Inc.), and Director of Manufacturing at Nishan Systems, Inc., a supplier of IP storage solutions (later acquired by McDATA Corporation). Mr. Sangster holds a B.S. in Mechanical Engineering from the Massachusetts Institute of Technology, an M.S. in Manufacturing Systems Engineering from Stanford University and an M.B.A. from Santa Clara University.

David L. Schneider has served as our Vice President of Worldwide Sales since January 2004. From January 2003 to December 2003, Mr. Schneider served as Vice President of Alliances, Channel and OEM sales for Borland Software Corporation. From May 2002 to January 2003, Mr. Schneider served as Vice President of Western United States Sales for TogetherSoft Corporation (later acquired by Borland Software Corporation). From January 1999 to May 2002, Mr. Schneider was Western Regional Manager at Iona Technologies, Inc. Mr. Schneider holds a B.A. in Political Science from the University of California, Irvine.

Beth L. White has served as our Vice President of Marketing since February 2006. From May 2004 to January 2006, Ms. White was Vice President of Corporate Marketing at Aarohi Communications, Inc., an intelligent storage component provider (later acquired by Emulex Corporation). From December 2000 to November 2003, Ms. White was Vice President of Worldwide Marketing at Vixel Corporation, a storage switch company (later acquired by Emulex Corporation). Ms. White holds a B.S. in Business Administration from Northern Arizona University.

Ming Benjamin Zhu co-founded our company in October 2001 and has served as our Chief Research Officer since February 2007. From January 2001 to September 2001, Mr. Zhu served as Entrepreneur in Residence at U.S. Venture Partners, a venture capital firm. Mr. Zhu holds a B.S. in Computer Science & Applied Mathematics from the University of Rochester and an M.S. in Computer Science from Johns Hopkins University.

Ronald D. Bernal has been a member of our board of directors since December 2003. Mr. Bernal has been a partner at Sequel Venture Partners since May 2006. From May 2002 to May 2006, Mr. Bernal served as a Venture Partner at Sutter Hill Ventures. From March 2000 to April 2002, Mr. Bernal served as Vice President of Operations for the Product Technology Groups and the Service Provider Line of Business for Cisco Systems, Inc. Mr. Bernal holds a B.S.E.E. degree from DeVry Institute of Technology.

Aneel Bhusri has been a member of our board of directors since February 2002 and was elected as chairman of our board of directors in March 2007. Mr. Bhusri has been a partner at Greylock Partners since April 1999. Mr. Bhusri also serves as President of Workday, Inc., an enterprise business services company, which he co-founded in March 2005. From February 2002 to June 2003, Mr. Bhusri served as our President and Chief Executive Officer. From March 1999 to September 2001 and September 2004 to December 2004, Mr. Bhusri served as vice chairman of PeopleSoft, Inc. Mr. Bhusri holds a B.S. in Electrical Engineering and Economics from Brown University and an M.B.A. from Stanford University.

Ronald E. F. Codd has been a member of our board of directors since October 2006. Mr. Codd has been an independent business consultant since April 2002. From January 1999 to April 2002, Mr. Codd served as President, Chief Executive Officer and a director of Momentum Business Applications, Inc., an enterprise software company. From September 1991 to December 1998, Mr. Codd served as Senior Vice President of Finance and Administration and Chief Financial Officer of PeopleSoft, Inc. Mr. Codd currently serves on the board of directors of Interwoven, Inc., a provider of enterprise content management software, and Agile Software Corporation, an enterprise software company, both of which are publicly held companies. Mr. Codd holds a B.S. in Accounting from the University of California, Berkeley and an M.M. from the Kellogg Graduate School of Management at Northwestern University.

Reed E. Hundt has been a member of our board of directors since March 2007. Since 1998, Mr. Hundt has been a principal of Charles Ross Partners, LLC, a private investor and business advisory firm, an independent advisor on information industries to McKinsey & Company, Inc. and Co-Chairman of the Forum on Communications and Society at the Aspen Institute, a public policy organization. From 1993 to 1997, Mr. Hundt served as Chairman of the Federal Communications Commission. Mr. Hundt currently serves on the board of directors of Intel Corporation and Infinera Corporation. Mr. Hundt holds a B.A. in History from Yale College and a J.D. from Yale Law School.

Jeffrey A. Miller has been a member of our board of directors since October 2006. Mr. Miller has served as President and Chief Executive Officer of JAMM Ventures, a consulting and venture capital firm, since January 2002. From January 2002 to March 2006, Mr. Miller also served as a Venture Partner with Redpoint Ventures. Mr. Miller holds a B.S. in Electrical Engineering and Computer Science and an M.B.A. from Santa Clara University.

Scott D. Sandell has been a member of our board of directors since February 2002. Mr. Sandell became a partner at New Enterprise Associates in 1996 and a general partner in 2000. Mr. Sandell holds an A.B. in Engineering Sciences from Dartmouth College and an M.B.A. from Stanford University.

Board Composition

Independent Directors

Our board of directors is currently composed of eight members. Messrs. Bernal, Bhusri, Codd, Hundt, Miller and Sandell qualify as independent directors in accordance with the published listing requirements of the Nasdaq Stock Market, or Nasdaq. The Nasdaq independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director, nor any of his family members has engaged in various types of business dealings with us. In addition, as further required by the Nasdaq rules, our board of directors has made a subjective determination as to each independent director that no relationships exist which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. In particular, our board of directors considered Mr. Bhusri’s service as our interim chief executive officer from February 2002 to June 2003 and Mr. Hundt’s and Mr. Miller’s status as limited partners of Greylock XI Limited Partnership, one of our principal stockholders. In addition, our board of directors considered the affiliation of certain directors with one or more of our vendors and customers, in each case involving transaction amounts of less than $120,000.

Selection Arrangements

Our current directors were elected pursuant to a voting agreement that we entered into in July 2005, as amended in October 2006, with certain holders of our common and preferred stock. This voting agreement will terminate upon the closing of this offering and there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or their earlier death, resignation or removal.

Classified Board

Our restated certificate of incorporation and our amended and restated bylaws that will become effective immediately prior to the closing of this offering provide for a classified board of directors consisting of three classes of directors, each serving a staggered three-year term. As a result, only one class of our board of directors will be elected each year from and after the closing. Upon the effectiveness of our restated certificate of incorporation, Dr. Li and Mr. Sandell will be assigned as Class I directors whose terms will expire at the first annual meeting of stockholders after the closing of the offering. Messrs. Bernal, Bhusri and Miller will be assigned as Class II directors whose terms will expire at the second annual meeting of stockholders after the closing of the offering. Messrs. Codd, Hundt and Slootman will be assigned as Class III directors whose terms will expire at the third annual meeting of stockholders after the closing of the offering. Our restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the closing of this offering provide that the number of authorized directors may be changed only by resolution of a number of directors that is more than half of the number of directors then authorized (including any vacancies), and that, except as otherwise required by law or by resolution of the board, any vacancies or new directorships on the board may be filled only by vote of the directors and not by stockholders. The classification of the board of directors may have the effect of delaying or preventing changes in control of our company.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. In addition, our board of directors has appointed one of its members as the stock option administrator, who has limited authority to grant stock options to certain individuals other than members of our board of directors, executive officers and personnel above the director-level, subject in each case to our equity award policy. Our board of directors and its committees set schedules to meet throughout the year and also can hold special meetings and act by written consent under certain circumstances. The stock option administrator may act solely by written consent and in accordance with the equity award policy adopted by our board of directors. The independent members of our board of directors will also regularly hold separate executive session meetings at which only independent directors are present. Our board of directors has delegated various responsibilities and authority to its committees as generally described below. The committees will regularly report on their activities and actions to the full board of directors. Each member of each committee of our board of directors, other than the stock option administrator, qualifies as an independent director in accordance with the Nasdaq standards described above. Each committee of our board of directors has a written charter approved by our board of directors. The stock option administrator is also subject to a written charter approved by our board of directors. Upon the effectiveness of the registration statement of which this prospectus forms a part, copies of each charter will be posted on our website at www.datadomain.com under the Investor Relations section. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Audit Committee

The audit committee of our board of directors oversees our accounting practices, system of internal controls, audit processes and financial reporting processes. Among other things, our audit committee is responsible for reviewing our disclosure controls and processes and the adequacy and effectiveness of our internal controls. It also discusses the scope and results of the audit with our independent auditors, reviews with our management and our independent auditors our interim and year-end operating results and, as appropriate, initiates inquiries into aspects of our financial affairs. Our audit committee has oversight for our code of business conduct and is responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, or matters related to our code of business conduct, and for the confidential, anonymous submission by our employees of concerns regarding such matters. In addition, our audit committee has sole and direct responsibility for the appointment, retention, compensation and oversight of the work of our independent auditors, including approving services and fee arrangements. Our audit committee also is responsible for reviewing and approving all related party transactions in accordance with our related party transactions approval policy.

The current members of our audit committee are Messrs. Bernal, Codd and Miller. Messrs. Bernal, Codd and Miller are each independent under the rules and regulations of the SEC and the listing standards of Nasdaq. Mr. Codd chairs the audit committee.

Our board of directors has determined that Mr. Codd is an “audit committee financial expert” as defined in Item 407(d)(5)(i) of Regulation S-K. The designation does not impose on Mr. Codd any duties, obligations or liability that are greater than are generally imposed on him as a member of our audit committee and our board of directors.

Compensation Committee

The current members of our compensation committee are Messrs. Bhusri, Hundt and Miller. Mr. Miller chairs the compensation committee. The purpose of our compensation committee is to have primary responsibility for discharging the responsibilities of our board of directors relating to executive compensation policies and programs. Among other things, specific responsibilities of our compensation committee include evaluating the performance of our chief executive officer and determining our chief executive officer’s compensation. In consultation with our chief executive officer, it will also determine the compensation of our other executive officers. In addition, our compensation committee will administer our equity compensation plans and has the authority to grant equity awards and approve modifications of such awards under our equity compensation plans, subject to the terms and conditions of the equity award policy adopted by our board of directors. Our compensation committee also reviews and approves various other compensation policies and matters.

Nominating and Corporate Governance Committee

The current members of our nominating and corporate governance committee are Messrs. Bernal, Hundt and Sandell. Mr. Hundt chairs the nominating and corporate governance committee. The nominating and corporate governance committee of our board of directors oversees the nomination of directors, including, among other things, identifying, evaluating and making recommendations of nominees to our board of directors and evaluates the performance of our board of directors and individual directors. Our nominating and corporate governance committee is also responsible for reviewing developments in corporate governance practices, evaluating the adequacy of our corporate governance practices and making recommendations to our board of directors concerning corporate governance matters.

Stock Option Administrator

The board of directors has designated Mr. Slootman, a member of our board of directors and our chief executive officer, as the stock option administrator. The stock option administrator has been delegated the authority to grant equity awards under our 2007 Equity Incentive Plan to certain individuals. The stock option administrator may only grant stock options to employees in connection with their initial hire or subsequent promotion and may not make grants in excess of 50,000 shares of our common stock to any individual in any 12-month period. Option grants in excess of 50,000 shares or awards to members of our board of directors, executive officers or personnel above the director-level must be approved by our compensation committee or the full board of directors. All grants of equity awards by the stock option administrator must be made in accordance with an equity award policy adopted by our board of directors.

Code of Business Conduct

Our board of directors has adopted a code of business conduct. The code of business conduct will apply to all of our employees, officers and directors. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of our code of business conduct will be posted on our website at www.datadomain.com under the Investor Relations section. We intend to disclose future amendments to certain provisions of our code of business conduct, or waivers of such provisions, at the same location on our website identified above and also in public filings. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Compensation Committee Interlocks and Insider Participation

As noted above, the compensation committee of our board of directors currently consists of Messrs. Bhusri, Hundt and Miller. None of our executive officers has ever served as a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of our board of directors or our compensation committee. In November 2006, we sold 30,000 shares of our Series C convertible preferred stock at a price of $3.00 per share to an entity affiliated with Mr. Miller. Please refer to the sections titled “Transactions with Related Persons, Promoters and Certain Control Persons” and “Principal and Selling Stockholders” for more details regarding the shares held by this entity.

Limitation of Liability and Indemnification

We have entered into indemnification agreements with each of our directors and executive officers and certain other key employees. The form of agreement provides that we will indemnify each of our directors, executive officers and such key employees against any and all expenses incurred by that director, executive officer or key employee because of his or her status as one of our directors, executive officers or key employees, to the fullest extent permitted by Delaware law, our restated certificate of incorporation and our amended and restated bylaws (except in a proceeding initiated by such person without board approval). In addition, the form agreement provides that, to the fullest extent permitted by

Delaware law, we will advance all expenses incurred by our directors, executive officers and such key employees in connection with a legal proceeding in which they may be entitled to indemnification.

Our restated certificate of incorporation and amended and restated bylaws contain provisions relating to the limitation of liability and indemnification of directors and officers. The restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derives any improper personal benefit.

Our restated certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our amended and restated bylaws provide that we shall advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding. Our bylaws also authorize us to indemnify any of our employees or agents and permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

Compensation Discussion and Analysis

Our compensation committee is composed of three non-employee members of our board of directors. Our compensation committee’s basic responsibility is to review the performance and development of our company’s management in achieving corporate goals and objectives and to determine our officers’ compensation. Toward that end, our compensation committee oversees and reviews all of our compensation and equity incentive plans and programs.

Compensation Philosophy and Objectives

Our overall compensation philosophy is to provide a competitive total compensation package that will fairly compensate our officers, attract and retain qualified officers who are able to contribute to the long-term success of our company, motivate future performance towards clearly defined corporate goals, and align our officers’ long-term interests with those of our stockholders. Our compensation committee believes that the quality, skills and dedication of our officers are critical factors affecting our long-term value. The various elements of compensation are linked to individual performance and the performance of our company in achieving financial objectives.

Our compensation committee’s objectives are to align executive compensation with our long-term and short-term business objectives and performance and to ensure that the compensation of each executive officer reflects the executive officer’s own contribution to our company and his or her level of performance. Our compensation committee applies its judgment in determining the amount and mix of compensation elements for each executive officer. Factors affecting our judgments include performance compared to strategic goals established for the individual at the beginning of the year, the nature and scope of the executive’s responsibilities, and effectiveness in leading our initiatives to achieve corporate goals. To date, we have not considered prior realized compensation in making compensation decisions each year, but we may do so in the future.

Except as described below, our compensation committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation, or among different forms of non-cash compensation. However, our philosophy is to make a greater percentage of an officer’s compensation performance-based over time through equity and to keep cash compensation to a competitive level. To this end, we use stock options as a significant component of compensation because we believe that they align an individual’s compensation to the creation of stockholder value. We have not to date set compensation based on specific comparisons with compensation paid by our competitors or other peer companies, except to the extent that the experience of the members of our board of directors has influenced their views on comparative compensation.

For 2006, our compensation committee assessed compensation levels and determined compensation in light of corporate performance, principally our revenue growth, individual performance and the competitive market for talent.

Role of Officers and Compensation Consultant

Our chief executive officer, or CEO, supports our compensation committee in its work by providing information relating to our financial plans, performance assessments of our officers and other personnel-related data. In addition, our compensation committee has the authority under its charter to engage the services of outside advisors, experts and others for assistance.

The CEO, as the manager of the members of the executive team, assesses the officers’ contributions to corporate goals as well as achievement of their individual goals, and makes a recommendation to our compensation committee with respect to any merit increase in salary, cash bonus and stock option replenishment grant for each member of the executive team, other than himself. Our compensation committee meets to evaluate, discuss and modify or approve these recommendations, and to conduct a similar evaluation of the CEO’s contributions to corporate goals and achievement of individual goals.

Principal Elements of Executive Compensation

Base Salaries.    Base salary for the CEO and the other officers is established based on the underlying scope of their respective responsibilities, taking into account competitive market compensation. Base salaries are reviewed annually and adjusted from time to time. Salary adjustments will be based on competitive conditions, individual performance, our overall financial results, changes in job duties and responsibilities, and the company’s overall budget for base salary increases. The budget is designed to allow salary increases to retain and motivate successful performers while maintaining affordability within our business plan.

Annual Incentive Compensation.    Annual cash incentives for our officers and other key employees are designed to reward short-term performance that furthers key corporate goals that drive stockholder value. The compensation committee generally sets performance goals that it believes are attainable. However, the compensation committee retains discretion to increase or decrease variable compensation based on a variety of factors. A target is set for each officer and is stated in terms of a percentage of the officer’s base salary for the year. For 2006, the target bonus was payable if we exceeded sales orders of $30.0 million in 2006. While our 2006 bonus program did not provide for any additional payments if we exceeded this goal, because we exceeded this goal so dramatically, the compensation committee recommended, and our board of directors approved, a discretionary increase in the bonuses awarded, doubling the target bonuses. Target payments under our bonus program were based on achievement of the sales goal rather than our assessment of individual performance; however, the compensation committee retained discretion to vary the bonus payment to an officer if it determined that the officer’s performance during the year was not satisfactory or was exceptional. No reductions or increases in bonus payments based on the assessment of individual performance were proposed by the compensation committee for 2006. The target amounts paid to each officer for achieving sales orders in excess of $30.0 million are reflected in the “Non-Equity Incentive Plan Compensation” column in the Summary Compensation Table below and, in the case of Messrs. Scarpelli and McGee, were pro-rated based on their employment commencement dates. The discretionary amounts paid to each officer are reflected in the “Bonus” column in the Summary Compensation Table below.

Mr. Schneider, our Vice President of Worldwide Sales, did not participate in the bonus program described above. Instead, he participated in an annual sales compensation plan that was structured in a manner similar to the commission-based compensation program in place for our sales group, of which he is the head. This plan also had a target of sales orders of $30.0 million for 2006. Mr. Schneider’s sales compensation plan, included accelerated commissions for sales orders in excess of $30.0 million. For 2006, Mr. Schneider’s bonus was set at a level equal to 0.5% of sales orders for sales orders up to $30.0 million, 0.73% of sales orders for sales orders up to $45.0 million and 0.78% of sales orders for sales orders in excess of $45.0 million. The actual amount paid to Mr. Schneider is reflected in the “Non-Equity Incentive Plan Compensation” column in the Summary Compensation Table below.

For 2007, we have established a cash bonus program in order to align our officers’ goals with our sales and revenue growth objectives for the current year. For 2007, bonuses will be paid quarterly and will be based on achievement of these quarterly sales and revenue objectives, which the compensation committee believes are attainable. The compensation committee believes that quarterly bonuses will better align our compensation program with the quarterly business cycle on which we will report financial results as a public company. Mr. Schneider will participate in the bonus plan for officers in 2007 based on achievement of sales objectives. Under the plan, bonus target amounts, expressed as a percentage of base salary, are established for participants at the beginning of each year. Bonus payouts for each quarter are then determined by our financial results for the quarter relative to predetermined performance measures. Payouts of bonuses will begin paying at 80% plan achievement and scale linearly to 100% at 100% plan achievement. Over-achievement of goals beyond 100% accelerates bonus payout at the rate of 2:1; that is, for every 1% overachievement the bonus accelerates by 2% of the total bonus amount. After the close of each quarter, our compensation committee may increase or reduce the bonus, at its discretion, based on criteria in addition to revenue and sales (including our achievement of our financial plan in areas other than sales or revenue, particularly operating profit and gross margins and the individual’s achievement of quarterly objectives).

Long-Term Incentive Compensation.    Generally, a significant stock option grant is made in the year that an officer commences employment. Thereafter, option grants may be made at varying times and in varying amounts at the discretion of our compensation committee or board of directors. Stock options have traditionally been granted broadly within our company. With respect to newly hired employees, including our executive officers, the size of each grant is generally set at a level that our compensation committee or board of directors deems appropriate based on competitive benchmarking consistent with our recruiting and retention goals to create a meaningful opportunity for stock ownership and to reflect the individual’s position with us and the individual’s potential for future responsibility. The relative weight given to each of these factors will vary from individual to individual at our compensation committee’s discretion and adjustments may be made as our compensation committee deems reasonable to attract candidates in the competitive environment for highly qualified employees in which we operate.

Under our 2002 Stock Plan, assuming the employee has provided continued service to us through that date, the option will vest as to 25% of the shares after one year of service and as to 1/48th of the shares each month thereafter. The vesting schedule and the number of shares granted are established to ensure a meaningful incentive to remain in our employ. Accordingly, the option will provide a return to the employee only if he or she remains in our employ, and then only if the market price of our common stock appreciates over the option term.

Until March 2007, options granted under our 2002 Stock Plan, whether vested or unvested, generally were immediately exercisable for all of the underlying option shares. Unvested shares acquired upon the exercise of an option prior to vesting are subject to repurchase by us at the exercise price upon termination of the optionee’s service for any reason. By enabling optionees to exercise their options prior to vesting, this feature offers certain tax advantages to our optionees, including the possibility of long-term capital gains treatment on the subsequent sale of their option shares. Beginning in March 2007, our options will not typically include this feature.

To date, we have not granted additional options on an annual basis to employees, although we do evaluate employee performance on an annual basis. Instead, additional options have been granted to employees we deem critical to our success and whose contributions we view as difficult to replace. The amounts of additional grants are determined in the discretion of the compensation committee or board of directors, based on recommendations of the CEO. In exercising this judgment, we have considered the individual’s existing stock holdings, the degree of vesting in future years, the individual’s past performance and the individual’s expected future contributions. We will typically consider an additional grant after an employee has completed three years of vesting from his or her hire date as long as the employee is in good standing.

Each of our executive officers received an initial option grant in the year they began employment. The size of the initial options granted to our executive officers was based primarily on the factors described above. In 2007, we granted additional options to Mr. Slootman, as discussed below under “CEO Compensation,” and to Mr. Scarpelli, our Chief Financial Officer. In 2006, we granted an additional option to Mr. Schneider, our Vice President of Worldwide Sales, which was rescinded and replaced with a new option in 2007.

In the case of Mr. Scarpelli, the 2007 option grant reflected his exceptional performance since commencing employment in September 2006, his efforts in preparing our company for this offering, and our expectation that his role would grow as the chief financial officer of a public company. The 2007 refresh grant was also intended to increase long-term retention of Mr. Scarpelli since it does not begin to vest until 2009 and then vests in 36 equal monthly installments.

Based upon a variety of considerations, including his superior performance to date in 2006, his existing stock holdings and the degree of remaining vesting in future years, our CEO recommended to our board of directors in December 2006 that an additional option grant be made to Mr. Schneider. An option grant was made at the then fair market value of our common stock as determined by the board of directors. Subsequently, we agreed with Mr. Schneider to mutually rescind the December grant. A new grant was made to Mr. Schneider at a regularly scheduled meeting of our board of directors in February 2007 for a larger number of shares and with a higher exercise price equal to the then fair market value of our common stock as determined by the board of directors.

Grant Timing and Price.    The exercise price of stock options is always equal to the fair market value of our common stock on the date of grant. Prior to this offering, the grant price has been established by our board of directors using factors it considered appropriate, which at times included a written report of an independent, outside valuation firm. Following this offering, the grant price will be set at the closing price of our stock on the date of the grant in accordance with an equity award policy adopted by our board of directors.

In connection with this offering, our board of directors has adopted an equity award policy to govern grants of options and other equity awards after the date of this offering. Under the equity award policy, equity awards to officers may only be made by our compensation committee pursuant to the terms of the policy, provided that our compensation committee may make exceptions to the policy in appropriate circumstances but then must act during an open trading window under our insider trading policy. Our compensation committee may grant awards at meetings. Management must submit a complete list of proposed grants and their material terms on or prior to the date on which our compensation committee will consider the grants. Our compensation committee will approve the grants at a compensation committee meeting on or after the employee’s or consultant’s first day of employment or service or the day of the employee’s promotion. When our compensation committee grants additional awards to existing directors, officers, employees or consultants, it will approve the grants at a regularly scheduled compensation committee meeting. All awards are effective on the “date of grant,” which is the 10th day of the month following the month in which our compensation committee acted (or the next business day if the 10th day of the month falls on a weekend or holiday). Our board of directors has also created a committee of one director, initially our CEO, to serve as the stock option administrator to make certain option grants to employees at the director-level and below, as set forth in the charter of the stock option administrator and the equity award policy adopted by our board of directors.

Restricted stock awards have not been granted by us in the past. After this offering, our compensation committee may consider using restricted stock awards as a form of compensation.

Perquisites.    In 2006, we reimbursed a portion of the expenses incurred by Mr. McGee, our Vice President of Engineering, in relocating his family to California in connection with his joining our company. We do not otherwise provide perquisites or personal benefits to our officers.

Post-Termination Protection

We have entered into offer letters with our executive officers that provide modest severance benefits in the event the executive’s employment is terminated by us without cause. In the case of the CEO, the severance benefit will also include six months of accelerated vesting of options he holds at that time for options granted prior to 2007. In addition, we provide some additional vesting on change in control for our executive officers and key employees. The program requires a “double trigger,” or a change in control followed by an involuntary loss of employment within 12 months thereafter. This is consistent with the purpose of the program, which is to provide covered individuals with protection upon loss of employment. Under the program, an individual would be vested in 50% of his then unvested shares upon a double trigger. The CEO would be fully vested in all of his option shares upon a double trigger. See the section titled “Management—Potential Payments Upon Termination or Change in Control” for a more detailed discussion.

The program is intended to preserve employee morale and productivity and encourage retention in the face of the disruptive impact of an actual or rumored change in control of the company. In addition, for executive officers, the program is intended to align executive and shareholder interests by enabling officers to consider corporate transactions that are in the best interests of the shareholders and other constituents of the company without undue concern over whether the transactions may jeopardize the officer’s own employment.

CEO Compensation

Our compensation committee bases its compensation decisions for our CEO on its assessment of our company’s performance and his performance based on the objectives listed above. Mr. Slootman’s 2006 compensation consisted of base salary and annual bonus. Our compensation committee determined CEO compensation using methods consistent with those used for other officers. In April 2006, as part of the annual officers’ compensation review, Mr. Slootman’s base salary was increased from $250,000 to $275,000 in recognition of both his performance as CEO and competitive market salary levels. Mr. Slootman’s award under the annual bonus program was paid in accordance with the terms of the bonus program for all officers discussed above and included the same over-achievement bonus that was paid to the other officers. Mr. Slootman was not awarded a stock option in 2006. In March 2007, the board of directors approved an option grant to Mr. Slootman taking into account the factors discussed above, including his existing stock holdings, the extent to which he is vested in his existing stock options, and his overall performance. As of December 31, 2006, Mr. Slootman was vested in over 70% of his option shares. The 2007 grant was also intended to increase long-term retention of Mr. Slootman since it does not begin to vest until after completion of two years of service and then vests in 36 equal monthly installments. The actual amounts paid to Mr. Slootman in 2006 are shown in the Summary Compensation Table below.

Financial Restatement

Our compensation committee has not adopted a policy with respect to whether we will make retroactive adjustments to any cash or equity based incentive compensation paid to officers or others where the payment was predicated upon the achievement of certain financial results that were subsequently the subject of a restatement.

Tax Deductibility of Pay

Section 162(m) of the Internal Revenue Code places a limit of $1.0 million on the amount of compensation that we may deduct in any one year with respect to each of our CEO and the four most highly paid officers other than the CEO. There is an exception to the $1.0 million limitation for performance-based compensation meeting certain requirements. To qualify for an exemption from the $1.0 million limitation, our stockholders will be asked to approve a limit under the 2007 Equity Incentive Plan on the maximum number of shares for which a participant may be granted stock options in any calendar year. If this limit is adopted, any compensation deemed paid to an executive officer when he or she exercises an option with an exercise price that is at least equal to the fair market value of the option shares on the grant date is intended to qualify as performance-based compensation and should not be subject to the $1.0 million deduction limitation. Restricted stock awards are generally not considered performance-based under Section 162(m) and, as such, are generally not deductible by us. To maintain flexibility in compensating officers in a manner designed to promote varying corporate goals, our compensation committee has not adopted a policy requiring all compensation to be deductible.

Summary

Our compensation committee believes that our compensation philosophy and programs are designed to foster a performance-oriented culture that aligns employee’s interests with those of our stockholders. Our compensation committee believes that the compensation of our officers is both appropriate and responsive to the goal of improving stockholder value. Our compensation committee recommended to our board of directors that the Compensation Discussion and Analysis be included in this registration statement for filing with the SEC.

Executive Compensation

2006 Summary Compensation Table

The following table sets forth the total compensation awarded to, earned by, or paid to our “principal executive officer,” “principal financial officer” and our other executive officers for all services rendered in all capacities to us in 2006.

Name and Principal Position	Year	Salary	Bonus(1)		Option Awards(2)		Non-Equity Incentive Plan Compensation		All Other Compensation	Total
Frank Slootman President & Chief Executive Officer	2006	$264,583	$50,000		$22,678		$50,000	(3)	$–	$387,261
Michael P. Scarpelli(4) Vice President & Chief Financial Officer	2006	62,500	14,932		61,044		14,932	(3)	–	153,408
David L. Schneider Vice President of Worldwide Sales	2006	169,584	–		10,068	(5)	418,700	(6)	–	598,352
Daniel R. McGee(7) Vice President of Engineering	2006	175,769	68,836	(8)	147,811		43,836	(3)	10,451(9)	446,703

(1)	The amounts in this column reflect discretionary bonuses approved by our board of directors for company performance that exceeded the goals set forth in our 2006 bonus program. The bonus amounts for Messrs. Scarpelli and McGee were pro-rated based on their start dates.
(2)	The amounts in this column represent the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with SFAS 123(R), excluding forfeiture estimates. See Note 1 of the notes to our consolidated financial statements included elsewhere in this prospectus for a discussion of our assumptions in determining the SFAS 123(R) values of our option awards.
(3)	Reflects payments pursuant to our 2006 bonus program. The bonus amounts for Messrs. Scarpelli and McGee were pro-rated based on their start dates.
(4)	Mr. Scarpelli joined us in September 2006. Mr. Slootman acted as our principal financial officer prior to Mr. Scarpelli assuming that role.
(5)	Includes dollar amounts recognized for financial statement reporting purposes in connection with an option to purchase 110,000 shares of our common stock granted in December 2006 with an exercise price of $1.00 per share that was mutually rescinded by Mr. Schneider and us.
(6)	Represents commissions earned pursuant to our sales compensation plan.
(7)	Mr. McGee joined us in February 2006.
(8)	Includes a $25,000 signing bonus in addition to a $43,836 discretionary bonus described in footnote 1 above.
(9)	Represents relocation expenses paid by us in connection with Mr. McGee’s commencement of employment in order to assist him in moving his family to California.

“Salary,” “bonus” and “non-equity incentive plan compensation” accounted for the following percentages of the “total compensation” of our executive officers:

Name	Salary	Bonus	Non-Equity Incentive Plan Compensation
Frank Slootman	68.3%	12.9%	12.9%
Michael P. Scarpelli	40.7%	9.7%	9.7%
David L. Schneider	28.3%	–	70.0%
Daniel R. McGee	39.3%	15.4%	9.8%

2006 Grants of Plan-Based Awards

The following table sets forth each plan-based award granted to our executive officers during the 2006 fiscal year.

The amounts shown in the “Estimated Possible Payouts Under Non-Equity Incentive Plan Awards” column for Messrs. Slootman, Scarpelli and McGee reflect their participation in our 2006 bonus program, which is described in greater detail in the section titled “Management—Compensation Discussion and Analysis” above. This program provided for a single payout, shown in the “target” column, which was payable if we exceeded sales orders of $30.0 million in 2006. We met and exceeded this goal. The amounts actually paid to each officer are reflected in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table above and, in the case of Messrs. Scarpelli and McGee, were pro-rated based on their employment commencement dates.

The amount shown in the “Estimated Possible Payouts Under Non-Equity Incentive Plan Awards” column for Mr. Schneider reflects his opportunity to earn commissions pursuant to our sales compensation plan, which is described in greater detail in the section titled “Management—Compensation Discussion and Analysis” above. The amount shown in the “target” column reflects the target payment level under the plan which is equal to 0.5% of our total sales orders. For sales orders in excess of the target amount of $30.0 million, Mr. Schneider was eligible for commissions at a rate of 0.73% of total sales orders up to total sales orders of $45.0 million and at a rate of 0.78% for total sales orders in excess of $45.0 million. The actual amount paid to Mr. Schneider is reflected in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table above.

Mr. Scarpelli was granted an option to purchase 625,000 shares of our common stock under our 2002 Stock Plan in connection with his commencement of employment. The shares subject to the option vest over four years, with 25% of the option shares vesting when Mr. Scarpelli completes 12 months of continuous service after September 14, 2006 and an additional 1/48th of the option shares vesting upon completion of each month of continuous service thereafter. If Mr. Scarpelli is subject to an involuntary termination within 12 months after a change in control of the company, 50% of the unvested shares subject to the option will vest. The option has a ten-year term from the date of grant, subject to earlier expiration if Mr. Scarpelli’s service terminates.

Mr. McGee was granted an option to purchase 490,000 shares of our common stock under our 2002 Stock Plan in connection with his commencement of employment. The shares subject to the option vest over four years, with 25% of the option shares vesting when Mr. McGee completes 12 months of continuous service after February 15, 2006 and an additional 1/48th of the option shares vesting upon completion of each month of continuous service thereafter. If Mr. McGee is subject to an involuntary termination within 12 months after a change in control of the company, 50% of the unvested shares subject to the option will vest. The option has a ten-year term from the date of grant, subject to earlier expiration if Mr. McGee’s service terminates.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards	All Other Option Awards: Number of Securities Underlying Options(1)	Exercise or Base Price of Option Awards Per Share(2)	Grant Date Fair Value of Stock and Option Awards(3)
		Target
Frank Slootman	N/A	$50,000	–	$–	$–
Michael P. Scarpelli	9/14/06	–	625,000	0.75	874,739
Michael P. Scarpelli	N/A	50,000	–	–	–
David L. Schneider	N/A	150,000	–	–	–
David L. Schneider	12/20/06	–	110,000	1.00	562,337
Daniel R. McGee	N/A	50,000	–	–	–
Daniel R. McGee	3/15/06	–	490,000	0.70	714,907

(1)	Includes an option granted to Mr. Schneider to purchase 110,000 shares of our common stock in December 2006 with an exercise price of $1.00 per share. The option was mutually rescinded by Mr. Schneider and us. We subsequently granted Mr. Schneider an option to purchase 200,000 shares of our common stock in February 2007 with an exercise price of $7.26 per share.
(2)	The amounts in this column represent the fair market value of a share of our common stock, as determined by our board of directors, on the date of grant. Our board of directors determined fair market value using factors it deemed appropriate.
(3)	The amounts in this column represent the aggregate grant date fair value of the stock option, computed in accordance with SFAS 123(R). See Note 1 of the notes to our consolidated financial statements included elsewhere in this prospectus for a discussion of all our assumptions in determining the SFAS 123(R) values of our option awards.

In March 2007, we granted Frank Slootman and Michael P. Scarpelli options to purchase 600,000 shares and 50,000 shares of our common stock, respectively, at exercise prices of $8.90 per share. Each of these option grants does not begin vesting until two years following the grant date, at which time the shares subject to the options shall begin vesting in 36 equal monthly installments. If Mr. Slootman is subject to an involuntary termination after a change in control of the company, 100% of his unvested option shares will vest. If Mr. Scarpelli is subject to an involuntary termination within 12 months after a change in control of the company, 50% of his unvested option shares will vest.

Outstanding Equity Awards at 2006 Fiscal Year-End

The following table sets forth information regarding each unexercised option held by each of our executive officers as of December 31, 2006.

The options granted to our executive officers are immediately exercisable, whether vested or unvested at the time of exercise for all of the underlying option shares, except to the extent exercisability is deferred to maximize the number of shares eligible for treatment as incentive stock options. Unvested shares are subject to repurchase by us at the exercise price upon termination of the officer’s service for any reason. The numbers reported in the “Number of Securities Underlying Unexercised Options” columns indicate the number of shares underlying unexercised options that were vested and unvested as of December 31, 2006.

The vesting applicable to each outstanding option is described in the footnotes to the table below. For a description of the acceleration of vesting provisions applicable to the options held by our executive officers, please see the section titled “Management—Potential Payments Upon Termination or Change in Control” below.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#)			Option Exercise Price	Option Expiration Date
	Vested		Unvested
Frank Slootman	1,239,270	(1)	254,266	$0.10	8/27/13
Frank Slootman	235,484	(2)	470,970	0.40	8/9/15
Michael P. Scarpelli	–	(3)	491,667	0.75	9/13/16
David L. Schneider	–	(4)	55,393	0.40	9/13/15
David L. Schneider	–	(5)	110,000	1.00	12/20/16
Daniel R. McGee	–	(6)	490,000	0.70	3/14/16

(1)	This option covered 1,743,536 shares of our common stock. Mr. Slootman exercised 250,000 of the shares subject to the option in 2005. 25% of the option shares vested when Mr. Slootman completed

12 months of continuous service after July 28, 2003. An additional 1/48th of the option shares vests upon Mr. Slootman’s completion of each additional month of continuous service thereafter.
(2)	The shares subject to this option vest in equal monthly installments over four years of continuous service after August 10, 2005.
(3)	This option covered 625,000 shares of our common stock. Mr. Scarpelli exercised 133,333 of the shares subject to the option in 2006. As of December 31, 2006, all of the shares acquired upon exercise were unvested and remained subject to repurchase by us at the exercise price in the event of the termination of Mr. Scarpelli’s service. 25% of the option shares will vest when Mr. Scarpelli completes 12 months of continuous service after September 14, 2006. An additional 1/48th of the option shares will vest when Mr. Scarpelli completes each additional month of continuous service thereafter.
(4)	This option covered 217,573 shares of our common stock. Mr. Schneider exercised 162,180 of the shares subject to the option in 2006. As of December 31, 2006, 89,655 of the shares acquired upon exercise were unvested and remained subject to repurchase by us at the exercise price in the event of the termination of Mr. Schneider’s service. The shares subject to this option vest in equal monthly installments over four years of continuous service after August 10, 2005.
(5)	This option was mutually rescinded by Mr. Schneider and us prior to the vesting of any shares.
(6)	25% of the option shares will vest when Mr. McGee completes 12 months of continuous service after February 15, 2006. An additional 1/48th of the option shares will vest when Mr. McGee completes each additional month of service thereafter.

In addition to the unexercised options described in the table above, Messrs. Scarpelli and Schneider held unvested shares of our common stock that they acquired upon exercise of options in 2006 and prior years. As indicated in footnote (3) to the table above, as of December 31, 2006, all 133,333 of the shares Mr. Scarpelli acquired upon exercise of his option were unvested and remained subject to repurchase by us at the $0.75 exercise price in the event that his employment terminated. As of December 31, 2006, Mr. Schneider held an aggregate of 175,925 unvested shares that remained subject to repurchase by us. As indicated in footnote (4) to the table above, 89,655 of these shares remained subject to repurchase by us at the $0.40 exercise price in the event that Mr. Schneider’s service terminated. The remaining 86,270 shares remained subject to repurchase by us at a price of $0.15 per share in the event that Mr. Schneider’s service terminated.

2006 Option Exercises

The following table shows the number of shares acquired upon exercise of options by each executive officer during 2006.

	Option Awards
Name	Number of Shares Acquired on Exercise		Value Realized on Exercise(1)
Michael P. Scarpelli	133,333	(2)	$1,566,663
David L. Schneider	54,486	(3)	672,902
David L. Schneider	107,787	(4)	1,304,223
David L. Schneider	13,621	(5)	168,219
David L. Schneider	54,393	(6)	658,155

(1)	Value realized is based on the fair market value of our common stock on the date of exercise minus the exercise price. As there was no public market for our common stock on the dates the options were exercised, we have assumed that the fair market value of our common stock on the relevant exercise date was $12.50, which represents the midpoint of the range of the initial public offering price set forth on the cover page of this prospectus.
(2)	As of December 31, 2006, all of these shares were unvested and remained subject to repurchase by us in the event of the termination of Mr. Scarpelli’s employment.

(3)	As of December 31, 2006, all of these shares were unvested and remained subject to repurchase by us in the event of the termination of Mr. Schneider’s employment.
(4)	As of December 31, 2006, 35,262 of these shares were unvested and remained subject to repurchase by us in the event of the termination of Mr. Schneider’s employment. 72,525 of these shares vested in 2006.
(5)	As of December 31, 2006, all of these shares were unvested and remained subject to repurchase by us in the event of the termination of Mr. Schneider’s employment.
(6)	As of December 31, 2006, all of these shares were unvested and remained subject to repurchase by us in the event of the termination of Mr. Schneider’s employment.

As described in footnote (4) to the table above, 72,525 of the 107,787 shares Mr. Schneider acquired upon exercise in 2006 also vested during 2006. In addition, during 2006, Mr. Schneider became vested in 68,108 shares of common stock that he acquired upon exercise of stock options in prior years.

Employment Agreements and Offer Letters

We have entered into offer letters with each of our executive officers.

Frank Slootman.    We entered into an offer letter with Mr. Slootman in June 2003, which sets forth his initial base salary of $250,000 per year. If we terminate Mr. Slootman’s employment for any reason other than cause or disability, then we will continue to pay him his base salary for 6 months provided he signs a release of claims.

Michael P. Scarpelli.    We entered into an offer letter with Mr. Scarpelli in September 2006 which sets forth his initial base salary of $250,000 per year and the opportunity to earn an annual bonus with a target amount of $25,000. If we terminate Mr. Scarpelli’s employment for any reason other than cause or disability, then we will continue to pay him his base salary for 3 months and will reimburse him for a portion of the premiums he pays to continue his health insurance through COBRA for up to 3 months. If the termination occurs within 12 months after a change in control of the company, then we will pay Mr. Scarpelli a lump sum severance amount equal to 6 months of his base salary and 50% of his target bonus in effect at the time of the termination. All severance benefits are contingent on Mr. Scarpelli signing a release of claims.

David L. Schneider.    We entered into an offer letter with Mr. Schneider in December 2003 which sets forth his initial base salary of $160,000 per year and the opportunity to earn commissions. If we terminate Mr. Schneider’s employment for any reason other than cause or disability, then we will continue to pay him his base salary for 3 months and will reimburse him for a portion of the premiums he pays to continue his health insurance through COBRA for up to 3 months. All severance benefits are contingent on Mr. Schneider signing a release of claims.

Daniel R. McGee.    We entered into an offer letter with Mr. McGee in January 2006 which sets forth his initial base salary of $200,000 per year and the opportunity to earn an annual bonus with a target amount of $50,000. Mr. McGee also received a $25,000 signing bonus. To assist Mr. McGee in relocating his family from Washington, we offered him up to $15,000 in relocation benefits. If we terminate Mr. McGee’s employment for any reason other than cause or disability, then we will continue to pay him his base salary for 3 months and will reimburse him for a portion of the premiums he pays to continue his health insurance through COBRA for up to 3 months. All severance benefits are contingent on Mr. McGee signing a release of claims.

The following definitions are used in the offer letters with our executive officers:

“Cause” means (1) an unauthorized use or disclosure of our confidential information or trade secrets, (2) a material failure to comply with our written rules or policies, (3) conviction of, or plea of “guilty” or “no contest” to, a felony or (4) gross misconduct.

“Change in control” is defined as either a merger or other reorganization in which 50% or more of the company’s voting power is transferred to new stockholders or a sale of all or substantially all of our assets.

“Disability” means that the officer is unable to perform the essential functions of his position for at least 120 days because of physical or mental impairment.

Each of our executive officers has entered into an agreement with us with respect to confidential information and inventions. Among other things, these agreements obligate our officers to assign any inventions conceived or developed during their employment by us and to refrain from disclosing our confidential information. These agreements also include a covenant not to solicit our employees for a period of 12 months following the termination of the officer’s employment.

Potential Payments Upon Termination or Change in Control

Please see the section titled “Management—Employment Agreements and Offer Letters” above for a description of the severance arrangements for our executive officers.

As of May 2007, the options granted to our executive officers included the following provisions for acceleration of vesting:

Frank Slootman.    The stock options granted to Mr. Slootman provide that if he is subject to an involuntary termination within 12 months after a change in control of the company, 100% of his unvested option shares will vest. Any awards granted to Mr. Slootman in the future under our 2007 Equity Incentive Plan will also include this provision. In addition, the stock options granted to Mr. Slootman prior to 2007 provide that if Mr. Slootman’s employment is terminated for any reason other than cause or disability, then, provided Mr. Slootman signs a release of claims, Mr. Slootman will receive 6 months of additional vesting.

Michael P. Scarpelli, David L. Schneider and Daniel R. McGee.    The stock options granted to Messrs. Scarpelli, Schneider and McGee provide that if the individual is subject to an involuntary termination within 12 months after a change in control of the company, 50% of his unvested option shares will vest. Any awards granted to Messrs. Scarpelli, Schneider and McGee in the future under our 2007 Equity Incentive Plan will also include this provision.

Notwithstanding the foregoing, for any awards granted to our executive officers in the future under our 2007 Equity Incentive Plan, if the surviving company in a merger does not assume such options or replace them with comparable awards, then 50% of the unvested shares (100% in the case of Mr. Slootman) subject to each of their options will vest at the time of such change in control regardless of whether they are subject to an involuntary termination. This acceleration of vesting shall be in place of (and not in addition to) any acceleration of vesting that our executive officers would otherwise be entitled to under our 2007 Equity Incentive Plan. See “Management—Equity Benefit Plans—2007 Equity Incentive Plan—Change in Control.” Options granted to our executive officers under our 2002 Stock Plan will accelerate as to all shares if the surviving corporation does not assume the options or replace them with comparable options. See “Management—Equity Benefit Plans—2002 Stock Plan—Change in Control.”

The following definitions apply to our executive officers’ options:

“Cause” means (1) an unauthorized use or disclosure of our confidential information or trade secrets, (2) a material failure to comply with our written policies or rules, (3) conviction of, or plea of “guilty” or “no contest” to, a felony, (4) gross misconduct, (5) a continuing failure to perform assigned duties after written notice from our board of directors or (6) failure to cooperate in good faith with a governmental or internal investigation of the company or its officers, directors or employees, if requested by the company.

“Change in control” means (1) a merger of the company after which our own stockholders own 50% or less of the surviving corporation or its parent company, (2) a sale of all or substantially all of our assets, (3) a change in the composition of the board of directors, as a result of which less than half of the incumbent directors either had been directors two years before the change in composition of the board of directors or were appointed or nominated by the board by a majority of the directors who had been directors two years before or had been selected in this manner, or (4) an acquisition of 50% or more of our outstanding stock by any person or group, other than a person related to the company, such as a holding company owned by our stockholders.

“Involuntary termination” means (1) a termination by us for reasons other than cause or (2) a voluntary resignation following (a) a change in the officer’s position with the company that materially reduces his scope of authority or level of responsibility, (b) a reduction in the officer’s base salary (other than pursuant to generally applicable reductions to similarly situated employees) or (c) receipt of notice that the officer’s principal workplace will be relocated more than 40 miles (we refer to a resignation following (a), (b) or (c) as a resignation for “good reason”). For the purpose of clause (a), upon or after a change in control, a change in authority or responsibility shall not be deemed to occur solely as a result of being part of a larger organization or because of a change in title (except for a change in the title of the chief executive officer or the chief financial officer).

Estimated Benefits and Payments Upon Termination of Employment

The following table describes the potential payments and benefits upon termination of our executive officers’ employment before or after a change in control of the company as described above, as if each officer’s employment terminated as of December 29, 2006, the last business day of 2006.

Name	Benefit	Voluntary Resignation/ Termination for Cause or Disability	Termination Other than for Cause or Disability Prior to Change in Control	Termination Other than for Cause or Disability after a Change in Control	Resignation for Good Reason after a Change in Control
Frank Slootman	Severance	$–	$137,500	$137,500	$–
	Option Acceleration	–	3,770,992	8,851,631	8,851,631
	COBRA Premiums	–	–	–	–
	Vacation Payout	19,038	19,038	19,038	19,038
	Total Value	19,038	3,927,530	9,008,169	8,870,669

Michael P. Scarpelli	Severance	–	62,500	150,000	–
	Option Acceleration	–	–	3,671,875	3,671,875
	COBRA Premiums(1)	–	–	–	–
	Vacation Payout	4,207	4,207	4,207	4,207
	Total Value	4,207	66,707	3,826,082	3,676,082

David L. Schneider	Severance	–	42,500	42,500	–
	Option Acceleration(2)	–	–	1,815,527	1,815,527
	COBRA Premiums	–	3,566	3,566	–
	Vacation Payout	15,384	15,384	15,384	15,384
	Total Value	15,384	61,450	1,876,977	1,830,911

Daniel R. McGee	Severance	–	50,000	50,000	–
	Option Acceleration(3)	–	–	2,650,083	2,650,083
	COBRA Premiums	–	2,401	2,401	–
	Vacation Payout	4,423	4,423	4,423	4,423
	Total Value	4,423	56,824	2,706,907	2,654,506

(1)	Pursuant to his offer letter, Mr. Scarpelli is eligible for three months of company-paid COBRA premiums if he is terminated other than for cause or disability; however, he currently has elected not to participate in our health plan.
(2)	Calculated based on the provision in effect on December 29, 2006, which provided for 12 months of vesting. Includes $316,250 related to the acceleration of an option to purchase 110,000 shares of our common stock that was mutually rescinded by Mr. Schneider and us prior to the vesting of any shares.
(3)	Calculated based on the provision in effect on December 29, 2006, which provided for 12 months of vesting.

For purposes of valuing the severance and vacation payments in the table above, we used each executive’s base salary in effect at the end of 2006 and the number of accrued but unused vacation days at the end of 2006.

The value of option acceleration shown in the table above was calculated based on the assumption that the officer’s employment was terminated and the change in control (if applicable) occurred on December 29, 2006 and that the fair market value of our common stock on that date was $12.50, which represents the midpoint of the range of the initial public offering price set forth on the cover page of this prospectus. The value of the vesting acceleration was calculated by multiplying the number of unvested shares subject to each option by the difference between the fair market value of our common stock as of December 29, 2006 and the exercise price of the option.

2006 Director Compensation

The following table sets forth the total compensation awarded to, earned by, or paid to each person who served as a director during 2006, other than a director who also served as an executive officer.

Name	Fees Earned or Paid in Cash	Option Awards(1)		All Other Compensation		Total
Ronald E. F. Codd	$–	$14,825	(2)	$–		$14,825
Jeffrey A. Miller	–	14,825	(3)	–		14,825
Neal Ater	–	340	(4)	–		340
Kai Li	–	1,427	(5)	115,539	(6)	116,966

(1)	The amounts in this column represent the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with SFAS 123(R), excluding forfeiture estimates. See Note 1 of the notes to our consolidated financial statements included elsewhere in this prospectus for a discussion of our assumptions in determining the SFAS 123(R) values of our option awards.
(2)	Mr. Codd was granted an option to purchase 200,000 shares of our common stock in November 2006. 25% of the option shares will vest when Mr. Codd completes 12 months of continuous service after October 4, 2006. An additional 1/48th of the option shares will vest upon Mr. Codd’s completion of each additional month of continuous service thereafter. All of the option shares will vest in the event of a change in control of the company. The aggregate grant date fair value of this option, computed in accordance with SFAS 123(R), was $258,901. Mr. Codd exercised 100,000 shares subject to the option. 100,000 shares remain outstanding as of December 31, 2006.
(3)	Mr. Miller was granted an option to purchase 200,000 shares of our common stock in November 2006. 25% of the option shares will vest when Mr. Miller completes 12 months of continuous service after October 4, 2006. An additional 1/48th of the option shares will vest upon Mr. Miller’s completion of each additional month of continuous service thereafter. All of the option shares will vest in the event of a change in control of the company. The aggregate grant date fair value of this option, computed in accordance with SFAS 123(R), was $258,901. Mr. Miller exercised the option for all 200,000 shares. He has no outstanding options as of December 31, 2006.
(4)	Mr. Ater was granted an option to purchase 100,000 shares of our common stock in June 2003. 25% of the option shares vested when Mr. Ater completed 12 months of continuous service after June 16, 2003 and an additional 1/48th of the option shares vest upon Mr. Ater’s completion of each month of continuous service thereafter. The aggregate grant date fair value of this option, computed in accordance with SFAS 123, was $1,433. As of December 31, 2006, this was the only outstanding option held by Mr. Ater. In March 2007, Mr. Ater resigned from our board of directors. In connection with Mr. Ater’s resignation, our compensation committee approved an amendment to his option to provide for full acceleration of vesting and extension of his post-termination exercise period until December 31, 2007.
(5)	Dr. Li was granted an option to purchase 335,994 shares of our common stock in February 2002 and he was granted an option to purchase 200,000 shares of our common stock in January 2005. The aggregate grant date fair value of these options, computed in accordance with SFAS 123, was $3,853 and $6,008, respectively. As of December 31, 2006, the February 2002 option was fully vested and the January 2005 option vests in equal monthly installments over 48 months of service. As of December 31, 2006, both of these options remained outstanding. The February 2002 option expired in February 2007 unexercised.
(6)	Includes $98,000 in consulting fees earned and $17,539 in commuting expenses incurred by Dr. Li and reimbursed by the company.

In September 2003, we entered into an amended and restated consulting agreement with Dr. Kai Li, one of our co-founders and a current member of our board of directors. Pursuant to this agreement, Dr. Li agreed to serve as our Chief Scientist on a part-time consulting basis. As remuneration for these services, we have agreed to pay Dr. Li a consulting fee of $7,500 per month and a monthly housing allowance of $2,000 per month for any month in which Dr. Li provides services at our headquarters.

In June 2007, our board of directors approved a restricted stock award to Dr. Li in the amount of 167,997 shares. The restricted stock award will be issued in consideration for future services and is contingent upon the pricing of this offering. 25% of the shares will vest upon the later of the date when Dr. Li completes 12 months of continuous service following this offering or such later date that is a permissible trading day. An additional 1/16th of the shares will vest upon the later of the completion of each additional three months of continuous service thereafter or such later date that is a permissible trading day. A permissible trading day is a day on which Nasdaq is open for trading, Dr. Li can sell shares of our stock without incurring liability under Rule 10b-5 or Section 16(b) of the Securities Exchange Act and on which a sale of our stock by Dr. Li would not violate our insider trading policies or any written contract between Dr. Li and the company or another party. In addition, all of the shares subject to the award would vest in the event of a change in control of the company.

In connection with his election to our board of directors, Reed E. Hundt was granted an option to purchase 200,000 shares of our common stock at an exercise price of $8.90 per share in March 2007. 25% of the option shares will vest when Mr. Hundt completes 12 months of continuous service after March 26, 2007. An additional 1/48th of the option shares will vest upon Mr. Hundt’s completion of each additional month of continuous service thereafter. All of the option shares will vest in the event of a change in control of the company. Mr. Hundt has exercised 20,000 shares subject to the option. In addition, Mr. Hundt purchased 30,000 fully vested shares of our common stock for an aggregate purchase price of $267,000.

In March 2007, our board of directors approved individual option grants in the amount of 100,000 shares of our common stock at exercise prices of $8.90 per share to certain of our non-employee directors, Ronald D. Bernal, Aneel Bhusri and Scott D. Sandell, each of whom had not previously received an option grant in connection with their service as members of our board of directors. 25% of the shares subject to each option will vest upon the completion of 12 months of continuous service after the effective date of this offering. An additional 1/48th of the shares subject to each option will vest upon completion of each additional month of continuous service thereafter. All of the shares subject to each option will vest in the event of a change in control of the company.

Prior to this offering, our directors have not received any cash compensation for their service on our board of directors or committees of our board of directors. We have a policy of reimbursing our directors for their reasonable out-of-pocket expenses incurred in attending board and committee meetings. Following our first annual meeting of stockholders subsequent to the closing of this offering, our non-employee directors will receive cash compensation for services provided as a director. Each member of our board of directors who is not an employee will receive a $10,000 annual retainer. The chairman of our board of directors will receive an additional $10,000 annual retainer. The chairman of the compensation committee will receive an additional $10,000 annual retainer. The chairman of the audit committee will receive an additional $20,000 annual retainer. Following our first annual meeting of stockholders subsequent to the closing of this offering, each of our non-employee directors will also receive periodic automatic stock option grants under a program implemented under our 2007 Equity Incentive Plan. Only non-employee directors or affiliates of such directors will be eligible to receive automatic option grants under the 2007 Equity Incentive Plan. Please see the section titled “Management—Equity Benefit Plans—2007 Equity Incentive Plan-Automatic Option Grant Program” below for more information.

Equity Benefit Plans

2007 Equity Incentive Plan

Our 2007 Equity Incentive Plan was adopted by our board of directors in May 2007 and has been approved by our stockholders. The 2007 Equity Incentive Plan will become effective on the effective date of the registration statement of which this prospectus is a part. Our 2007 Equity Incentive Plan replaces our 2002 Stock Plan, our prior plan. No further option grants will be made under our 2002 Stock Plan after this offering. The options outstanding after this offering under the 2002 Stock Plan will continue to be governed by their existing terms.

Share Reserve.    We have reserved 6,000,000 shares of our common stock for issuance under the 2007 Equity Incentive Plan, plus the number of shares remaining available for issuance under our 2002 Stock Plan. No more than 5,000,000 shares may be issued as direct stock awards. The number of shares reserved for issuance under the stock incentive plan will be increased automatically on January 1 of each year for five years by a number equal to the lesser of:

•	5% of the shares of common stock outstanding at that time;

•	5,000,000 shares of common stock; or

•	the number of shares determined by our board of directors.

In general, if options or shares awarded under the 2002 Stock Plan or the 2007 Equity Incentive Plan are forfeited or repurchased, then those options or shares will again become available for awards under the 2007 Equity Incentive Plan.

Administration.    The compensation committee of our board of directors administers the 2007 Equity Incentive Plan. The committee has the complete discretion to make all decisions relating to our 2007 Equity Incentive Plan. The compensation committee may also reprice outstanding options and modify outstanding awards in other ways.

Eligibility.    Employees, members of our board of directors who are not employees, and consultants are eligible to participate in our 2007 Equity Incentive Plan.

Types of Award.    Our 2007 Equity Incentive Plan provides for the following types of awards:

•	incentive and nonstatutory stock options to purchase shares of our common stock;

•	restricted shares of our common stock; and

•	stock appreciation rights and stock units.

Options and Stock Appreciation Rights.    The exercise price for options granted under the 2007 Equity Incentive Plan may not be less than 100% of the fair market value of our common stock on the option grant date. Optionees may pay the exercise price by using:

•	cash or cash equivalents;

•	shares of common stock that the optionee already owns;

•	an immediate sale of the option shares through a broker designated by us; or

•	any other form of payment as the compensation committee determines.

A participant who exercises a stock appreciation right receives the increase in value of our common stock over the base price. The base price for stock appreciation rights granted under the 2007 Equity Incentive Plan may not be less than 100% of the fair market value of our common stock on the date of grant. The settlement value of the stock appreciation right may be paid in cash or shares of common stock. Options and stock appreciation rights vest at the times determined by the compensation committee. In most cases, our options and stock appreciation rights will vest over a four-year period following the date of grant. Options and stock appreciation right expire not more than 10 years after they are granted. The compensation committee may provide for a longer term except that options and stock appreciation rights generally expire earlier if the participant’s service terminates earlier. No participant may receive options or stock appreciation rights under the 2007 Equity Incentive Plan covering more than 1,000,000 shares in one calendar year, except that an employee may receive options or stock appreciation rights covering up to 2,500,000 shares in the calendar year in which his or her employment begins.

Restricted Shares and Stock Units.    Restricted shares may be awarded under the 2007 Equity Incentive Plan in return for such form of payment as the compensation committee determines, including cash or services already provided or to be provided to us.

Restricted shares vest at the times determined by the compensation committee. Stock units may be awarded under the 2007 Equity Incentive Plan. No cash consideration will be required of the award recipients. Stock units may be granted in consideration of a reduction in the recipient’s other compensation or in consideration of services rendered. Each award of stock units may or may not be subject to vesting and vesting, if any, shall occur upon satisfaction of the conditions specified by the compensation committee. Settlement of vested stock units may be made in the form of cash, shares of common stock or a combination of both.

Automatic Option Grant Program.    Our board of directors has adopted an automatic option grant program providing for the grant of options under the 2007 Equity Incentive Plan. Only the non-employee members of our board of directors will be eligible for option grants under the automatic option grant program. The program of automatic option grants for non-employee directors will be on the terms specified below as of the effective date of the 2007 Equity Incentive Plan:

•

Each non-employee director who joins our board of directors following this offering will receive an initial option for 50,000 shares. The initial grant of each option will occur when the director takes office. The option will vest in 36 equal monthly installments. The initial grant will become fully vested upon a change in control of the company or upon termination of the non-employee board member’s service due to death, disability or retirement at or after age 72.

•

At the time of each of our annual stockholders’ meetings, beginning in 2008, each non-employee director who will continue to be a director after that meeting will automatically be granted an additional option for 15,000 shares of our common stock. However, a new non-employee director who receives the initial option will not receive the additional option in the same calendar year. The option will vest in 12 equal monthly installments. The option will become fully vested upon a change in control of the company in which the director’s service is terminated or upon termination of the non-employee board member’s service due to death, disability or retirement at or after age 72.

•

The exercise price of each non-employee director’s option will be equal to the fair market value of our common stock on the option grant date. A director may pay the exercise price by using cash, shares of common stock that the director already owns, or an immediate sale of the option shares through a broker designated by us. The non-employee director’s options have a 10-year term, except that they expire one year after the director leaves the board of directors.

Amendments or Termination.    Our board of directors may amend or terminate the automatic option grant program at any time. If our board of directors amends the automatic option grant program, it does not need to ask for stockholder approval of the amendment unless applicable law requires it.

Change in Control.    If a change in control of the company occurs, an option or award under the 2007 Equity Incentive Plan will generally not accelerate vesting unless the surviving corporation in a merger or consolidation does not assume the option or award or replace it with a comparable award. A change in control includes:

•	a merger of the company after which our own stockholders own 50% or less of the surviving corporation or its parent company;

•	a sale of all or substantially all of our assets;

•

a change in the composition of the board of directors, as a result of which less than half of the incumbent directors either had been directors two years before the change in composition of the board or were appointed or nominated by the board by a majority of the directors who had been directors two years before or had been selected in this manner; or

•	an acquisition of 50% or more of our outstanding stock by any person or group, other than a person related to the company, such as a holding company owned by our stockholders.

In the event that we are a party to a merger or consolidation in which options or awards are not assumed or replaced with comparable awards by the surviving corporation, all outstanding options or awards shall be subject to the agreement of merger or consolidation, which shall provide for one or more of the following:

•

the acceleration of vesting of 25% of the then unvested portion of the common stock subject to any outstanding options and stock appreciation rights, followed by the cancellation of all outstanding options and stock appreciation rights;

•

the cancellation of all outstanding options and stock appreciation rights in exchange for a payment to the holders thereof equal to the excess of (i) the fair market value of the common shares subject to such options and stock appreciation rights over (ii) their exercise price. Such payment shall be made in the form of cash, cash equivalents or securities of the surviving corporation or its parent, and such payment may be made in installments and deferred until the date or dates when such options and stock appreciation rights would have vested; and

•

the cancellation of all outstanding stock units and a payment to the holders thereof equal to the fair market value of the common stock subject to such stock units. Such payment shall be made in the form of cash, cash equivalents or securities of the surviving corporation or its parent, and such payment may be made in installments and deferred until the date or dates when such stock units would have vested.

In addition, our compensation committee shall have the discretion, in connection with a change in control or otherwise, to provide for the acceleration of vesting at any time of some or all of any options or awards granted under our 2007 Equity Incentive Plan.

Amendments or Termination.    Our board of directors may amend or terminate the 2007 Equity Incentive Plan at any time. If our board of directors amends the plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law. The 2007 Equity Incentive Plan will continue in effect for ten years from its adoption date, unless our board of directors decides to terminate the plan earlier.

2002 Stock Plan

Our 2002 Stock Plan was adopted by our board of directors in February 2002 and last amended in February 2007 and has been approved by our stockholders. No further awards will be made under our 2002 Stock Plan after this offering; however, options outstanding under the 2002 Stock Plan will continue to be governed by their existing terms.

Share Reserve.    As of March 31, 2007, we had reserved 19,391,646 shares for issuance under the 2002 Stock Plan. Subsequent to March 31, 2007, we reserved an additional 300,000 shares for issuance under the 2002 Stock Plan. After this offering, if options or shares awarded under the 2002 Stock Plan are forfeited or repurchased, then those options or shares will again become available for awards under the 2007 Equity Incentive Plan.

Administration.    Our board of directors has administered the 2002 Stock Plan and has complete discretion to make all decisions relating to our 2002 Stock Plan, subject to its provisions. Our board may also re-price outstanding options and modify outstanding awards in other ways.

Eligibility.    Employees, members of our board of directors who are not employees and consultants are eligible to participate in our 2002 Stock Plan.

Types of Awards.    Our 2002 Stock Plan provides for the following types of awards:

•	incentive and nonstatutory stock options to purchase shares of our common stock; and

•	restricted shares of our common stock.

Options.    The exercise price for incentive stock options and nonstatutory stock options granted under the 2002 Stock Plan may not be less than 100% and 85%, respectively, of the fair market value of our common stock on the option grant date. Optionees may pay the exercise price by using:

•	cash;

•	shares of common stock that the optionee already owns;

•	a full-recourse promissory note;

•	an immediate sale of the option shares through a broker approved by us; or

•	a loan from a broker approved by us, secured by the option shares.

In most cases, our options vest over a four-year period following the date of grant and generally expire 10 years after they are granted, unless the optionee ceases service with us. Restricted shares may be awarded under the 2002 Stock Plan in return for cash, a full-recourse promissory note or services already provided to us. Restricted shares vest at the times determined by our board.

Change in Control.    If a change in control of the company occurs, an option under the 2002 Stock Plan will generally not accelerate vesting unless the surviving corporation does not assume the option or replace it with a comparable award. If the surviving corporation does not assume the option or replace it with a comparable option, then vesting will accelerate as to all of the shares of common stock subject to the option.

Amendments or Termination.    Our board of directors may amend or terminate the 2002 Stock Plan at any time. If our board of directors amends the plan, it does not need to ask for stockholder approval of the amendment unless it increases the number of shares available under the 2002 Stock Plan (except in the case of a combination or consolidation of shares) or materially changes the class of persons eligible for a grant of incentive stock options. The 2002 Stock Plan will automatically terminate 10 years after the later of its adoption by our board of directors or the most recent share increase approved by our stockholders. No further awards will be made under the 2002 Stock Plan after this offering.

As of March 31, 2007, we had outstanding options under the 2002 Stock Plan to purchase an aggregate of 11,817,545 shares of common stock at exercise prices ranging from $0.05 to $8.90 per share, or a weighted average per share exercise price of $2.70. As of March 31, 2007, we had also reserved 1,632,381 shares of common stock for future grant under the 2002 Stock Plan.

2007 Employee Stock Purchase Plan

Our 2007 Employee Stock Purchase Plan was adopted by our board of directors in May 2007 and has been approved by our stockholders. The 2007 Employee Stock Purchase Plan will become effective on the effective date of the registration statement of which this prospectus is a part. Our 2007 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code.

Share Reserve.    We have reserved 1,200,000 shares of our common stock for issuance under the plan. The number of shares reserved for purchase under the plan will be automatically increased on January 1 of each year for a number of shares equal to 1% of the number of shares of our common stock outstanding at that time, but not more than 750,000 shares.

Administration.    The compensation committee of our board of directors will administer the plan.

Eligibility.    All of our employees are eligible to participate if we employ them for more than 20 hours per week and for more than five months per year. Eligible employees may begin participating in the 2007 Employee Stock Purchase Plan at the start of any offering period as described below.

Offering Periods.    Each offering period will last a maximum number of months, as determined by our compensation committee, which will not exceed six months, except that the initial offering period could have a duration of as long as 12 months. Except during the initial offering period, a new offering period will begin every February 1 and August 1. Offering periods will be consecutive. The first offering period will start on the effective date of the registration statement related to this offering.

Amount of Contributions.    The 2007 Employee Stock Purchase Plan permits each eligible employee to purchase common stock through payroll deductions. Each employee’s payroll deductions may not exceed 15% of the employee’s cash compensation. Purchases of our common stock will generally occur on February 1 and August 1 of each year. Each participant may purchase up to the number of shares determined by our board of directors on any purchase date, not to exceed 2,500 shares. The value of the shares purchased in any calendar year may generally not exceed $25,000. Participants may withdraw their contributions at any time before stock is purchased.

Purchase Price.    The price of each share of common stock purchased under the plan will not be less than 85% of the lower of:

•	the fair market value per share of common stock on the date immediately before the first day of the offering period; or

•	the fair market value per share of common stock on the last day of the offering period.

Other Provisions.    Employees may end their participation in the 2007 Employee Stock Purchase Plan at any time. Participation ends automatically upon termination of employment with the company. If a change in control of the company occurs, the plan will end and shares will be purchased with the payroll deductions accumulated to date by participating employees. Our board of directors may amend or terminate the 2007 Employee Stock Purchase Plan at any time. If our board of directors increases the number of shares of common stock reserved for issuance under the plan, except for the automatic increases described above, it must seek the approval of our stockholders.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND

CERTAIN CONTROL PERSONS

In addition to the compensation arrangements with directors and executive officers and the registration rights described elsewhere in this prospectus, the following is a description of each transaction since January 1, 2004 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Private Placement Financings

Series B Preferred Stock Financing

In December 2003 through January 2004, we sold an aggregate of 14,529,910 shares of our Series B convertible preferred stock at a price of $1.17 per share to various investors, including entities affiliated with New Enterprise Associates, entities affiliated with Greylock Partners, entities affiliated with Sutter Hill Ventures and various other entities and individuals. Each of the investors in this financing are parties to the amended and restated investors’ rights agreement described below. Please refer to the section titled “Principal and Selling Stockholders” for more details regarding the shares held by these entities.

Series C Preferred Stock Financing

In July 2005 through August 2005, we sold an aggregate of 7,396,512 shares of our Series C convertible preferred stock at a price of $2.04 per share to various investors, including entities affiliated with New Enterprise Associates, entities affiliated with Greylock Partners, entities affiliated with Sutter Hill Ventures and various other entities and individuals. Each of the investors in this financing are parties to the amended and restated investors’ rights agreement described below. Please refer to the section titled “Principal and Selling Stockholders” for more details regarding the shares held by these entities.

Investors’ Rights Agreement

We have entered into an amended and restated investors’ rights agreement with several of our significant stockholders, including entities affiliated with New Enterprise Associates, entities affiliated with Greylock Partners, entities and persons affiliated with Sutter Hill Ventures, the selling stockholder and various other entities and individuals. Pursuant to this agreement, we granted stockholders certain registration rights. For more information regarding this agreement, please refer to the section titled “Description of Capital Stock—Registration Rights.” In addition to the registration rights, the amended and restated investors’ rights agreement also provides for, among other things, certain information and inspection rights as well as the right of first offer with respect to future sales of our equity securities by us. The provisions of the amended and restated investors’ rights agreement described above, other than those relating to registration rights, will terminate upon the closing of this offering. This is not a complete description of the amended and restated investors’ rights agreement and is qualified by the full text of the amended and restated investors’ rights agreement filed as Exhibit 4.3 to the registration statement of which this prospectus is a part.

Other Transactions with our Executive Officers, Directors, Key Employees, Significant Stockholders and the Selling Stockholder

Sale of Series C Preferred Stock to Certain Directors

In November 2006, we sold an aggregate of 60,000 additional shares of our Series C convertible preferred stock at a price of $3.00 per share to an entity affiliated with Jeffrey A. Miller and an entity affiliated with Ronald E. F. Codd, each of whom is a member of our board of directors. Please refer to the section titled “Principal and Selling Stockholders” for more details regarding the shares held by these entities. The entities affiliated with Messrs. Codd and Miller are each parties to the amended and restated investors’ rights agreement described above.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers and certain other key employees. The form of agreement provides that we will indemnify each of our directors, executive officers and such key employees against any and all expenses incurred by that director, executive officer or key employee because of his or her status as one of our directors, executive officers or key employees to the fullest extent permitted by Delaware law, our restated certificate of incorporation and our amended and restated bylaws (except in a proceeding initiated by such person without board approval). In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and key employees in connection with a legal proceeding in which they may be entitled to indemnification.

Stock Option Matters

In March 2003, in connection with Aneel Bhusri’s service as our interim Chief Executive Officer, we granted to Greylock Partners an option to purchase 217,942 shares of our common stock at an exercise price of $0.10 per share, outside of the 2002 Stock Plan. Greylock Partners exercised this option in full in October 2005. Entities affiliated with Greylock Partners beneficially own more than 5% of our outstanding capital stock.

Agreement with Selling Stockholder

On March 13, 2007, we entered into a patent cross-license agreement with Quantum Corporation pursuant to which Quantum Corporation was issued 390,000 shares of our common stock and granted certain registration rights, including the right to register shares in this offering. See the sections titled “Business—Intellectual Property” and “Description of Capital Stock—Registration Rights” for more information regarding this agreement.

Review, Approval or Ratification of Transactions with Related Parties

On March 7, 2007, our board of directors adopted certain written policies and procedures with respect to related party transactions. These policies and procedures require that certain transactions, subject to specified exceptions and other than ones that involve compensation, between us and any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, be consummated only if approved by our audit committee and only if the terms of the transaction are comparable to those that could be obtained in arm’s-length dealings with an unrelated third party. Our policies and procedures with respect to related party transactions also apply to certain charitable contributions by us or our executive officers and to the hiring of any members of the immediate family of any of our directors or executive officers as our permanent full-time employees. The approval of our compensation committee is required to approve any transaction that involves compensation to our directors and executive officers. Transactions entered into prior to March 7, 2007 were not subject to these policies and procedures. Upon the effectiveness of the registration statement of which this prospectus forms a part, copies of these policies and procedures will be posted on our website at www.datadomain.com under the Investor Relations section. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table provides information concerning beneficial ownership of our capital stock as of March 31, 2007, and as adjusted to reflect the sale of shares of common stock in this offering, by:

•	each stockholder, or group of affiliated stockholders, that we know owns more than 5% of our outstanding capital stock;

•	each of our executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	the selling stockholder.

The following table lists the number of shares and percentage of shares beneficially owned based on 44,772,816 shares of common stock outstanding as of March 31, 2007. This number reflects:

•	9,992,191 shares of common stock;

•	the conversion of 2,250,223 shares of Series A-1 convertible preferred stock into 2,250,223 shares of common stock upon the closing of this offering;

•	the conversion of 10,543,980 shares of Series A-2 convertible preferred stock into 10,543,980 shares of common stock upon the closing of this offering;

•	the conversion of 14,529,910 shares of Series B convertible preferred stock into 14,529,910 shares of common stock upon the closing of this offering; and

•	the conversion of 7,456,512 shares of Series C convertible preferred stock into 7,456,512 shares of common stock upon the closing of this offering.

The table also lists the applicable percentage beneficial ownership based on 51,772,816 shares of common stock outstanding upon completion of this offering, assuming no exercise of the underwriters’ option to purchase up to an aggregate of 1,108,500 shares of our common stock.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to options currently exercisable or exercisable within 60 days of March 31, 2007 are deemed outstanding and beneficially owned by the person holding such options for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

Unless otherwise indicated, the principal address of each of the stockholders below is c/o Data Domain, Inc., 2300 Central Expressway, Santa Clara, California 95050.

	Shares Beneficially Owned Prior to the Offering		Shares Being Offered	Shares Beneficially Owned After the Offering
Name and Address of Beneficial Owner	Number	Percent		Number	Percent
5% Stockholders
Entities affiliated with Greylock Partners(1) 2929 Campus Drive, Suite 400 San Mateo, CA 94403	13,567,481	30.3%	–	13,567,481	26.2%
Entities affiliated with New Enterprise Associates(2) 2490 Sand Hill Road Menlo Park, CA 94025	12,941,898	28.9	–	12,941,898	25.0
Entities and persons affiliated with Sutter Hill Ventures(3) 755 Page Mill Road, Suite A-200 Palo Alto, CA 94304	7,534,457	16.8	–	7,534,457	14.6

Directors and Executive Officers
Ronald D. Bernal(4)	302,510	*	–	302,510	*
Aneel Bhusri(5)	13,667,481	30.5	–	13,667,481	26.3
Ronald E. F. Codd(6)	230,000	*	–	230,000	*
Reed E. Hundt(7)	230,000	*	–	230,000	*
Kai Li(8)	1,864,006	4.1	–	1,864,006	3.6
Jeffrey A. Miller(9)	230,000	*	–	230,000	*
Scott D. Sandell(10)	12,991,272	29.0	–	12,991,272	25.0
Frank Slootman(11)	2,449,990	5.2	–	2,449,990	4.5
Michael P. Scarpelli(12)	625,000	1.4	–	625,000	1.2
Daniel R. McGee(13)	490,000	1.1	–	490,000	*
David L. Schneider(14)	690,000	1.5	–	690,000	1.3
All current directors and executive officers as a group (11 persons)(15)	34,106,253	68.9	–	34,106,253	60.3

Selling Stockholder
Quantum Corporation(16) 1650 Technology Drive, Suite 700 San Jose, CA 95110	390,000	*	390,000	–	–

*	Less than 1% of the outstanding shares of common stock.
(1)	Represents 11,879,774 shares held by Greylock XI Limited Partnership, 1,356,748 shares held by Greylock XI Principals LLC and 330,959 shares held by Greylock XI-A Limited Partnership. The general partner of Greylock XI Limited Partnership and Greylock XI-A Limited Partnership is Greylock XI GP Limited Partnership. The members of Greylock XI GP Limited Partnership and Greylock XI Principals LLC are Aneel Bhusri, Charles Chi, Roger Evans, William Helman, William Kaiser, Donald A. Sullivan and David Sze. Each of these individuals exercises shared voting and investment power over the shares held of record by Greylock XI Limited Partnership, Greylock XI-A Limited Partnership and Greylock XI Principals LLC and disclaims beneficial ownership of such shares except to the extent of his individual pecuniary interest therein.
(2)

Represents 12,891,272 shares held by New Enterprise Associates 10, L.P. and 50,626 shares held by NEA Ventures 2002, L.P. The general partner of New Enterprise Associates 10, L.P. is NEA Partners 10, L.P. and the individual general partners of NEA Partners 10, L.P. are M. James Barrett, Peter J. Barris, C. Richard Kramlich, Charles W. Newhall III, Mark W. Perry, Scott D. Sandell and Eugene A.

Trainor III. Each of the individual general partners exercises shared voting and investment power through NEA Partners 10, L.P. over the shares held by New Enterprise Associates 10, L.P., and each of the individual general partners disclaims beneficial ownership of the shares held of record by New Enterprise Associates 10, L.P. except to the extent of his individual pecuniary interest therein. Pamela J. Clark is the general partner of NEA Ventures 2002, L.P. Ms. Clark disclaims beneficial ownership of the shares held by NEA Ventures 2002, L.P. except to the extent of her pecuniary interest therein.

(3)	Represents (a) 5,354,644 shares held by Sutter Hill Ventures, A California Limited Partnership, or SHV, 85,010 shares of which are held for the benefit of Ronald D. Bernal, a former managing director of the general partner of SHV and a member of our board of directors, (b) 1,663,449 shares held by nine managing directors of the general partner of SHV and by family trusts, family partnerships or other entities associated with these individuals, 42,505 shares of which have been pledged to SHV as collateral for a loan, (c) 85,470 shares held by certain associates of one of the managing directors, (d) 295,327 shares held by a retired managing director, (e) 91,850 shares held by Ronald Daniel Bernal and Pamela Mayer Bernal as Trustees of Bernal Family Trust U/D/T 11/3/95, (f) 25,501 shares held by other individuals affiliated with SHV and by entities associated with such individuals, and (g) 18,216 shares held by an entity associated with a former employee of SHV. Certain of the shares listed above are subject to a power of attorney in favor of the managing directors. The natural persons who share voting or investment power over the shares held of record by SHV are David L. Anderson, G. Leonard Baker, Jr., Jeffrey W. Bird, Tench Coxe, James C. Gaither, Gregory P. Sands, David E. Sweet, James N. White and William H. Younger, Jr. Each of these individuals disclaims beneficial ownership of the shares listed above except to the extent of his individual pecuniary interest therein.
(4)	Represents 91,850 shares held by Ronald Daniel Bernal and Pamela Mayer Bernal as Trustees of Bernal Family Trust U/D/T 11/3/95, 25,650 shares held by Wells Fargo Bank, Trustee of SHV Profit Sharing Plan FBO Ronald D. Bernal, 85,010 shares held of record by SHV for the benefit of Mr. Bernal and 100,000 shares of common stock issuable upon exercise of an option exercisable within 60 days of March 31, 2007. 70,635 of the shares held by Ronald Daniel Bernal and Pamela Mayer Bernal as Trustees of Bernal Family Trust U/D/T 11/3/95 have been pledged as collateral for a loan from SHV to Mr. Bernal. Mr. Bernal disclaims beneficial ownership of the shares held by Ronald Daniel Bernal and Pamela Mayer Bernal as Trustees of Bernal Family Trust U/D/T 11/3/95 except to the extent of his individual pecuniary interest therein.
(5)	See footnote (1) above regarding Mr. Bhusri’s relationship with Greylock Partners. Mr. Bhusri disclaims beneficial ownership of the shares held by the entities affiliated with Greylock Partners referenced in footnote (1) above, except to the extent of his pecuniary interest therein. Also includes 100,000 shares of common stock issuable upon exercise of an option exercisable within 60 days of March 31, 2007.
(6)	Represents 100,000 shares held by Ronald E. F. Codd, 30,000 shares held by The Codd Revocable Trust Dated 3/06/98, Ronald E. and Susan T. Codd, Trustees and 100,000 shares of common stock issuable upon exercise of an option exercisable within 60 days of March 31, 2007.
(7)	Represents 50,000 shares held by Reed E. Hundt and 180,000 shares of common stock issuable upon exercise of an option exercisable within 60 days of March 31, 2007. Mr. Hundt has a pecuniary interest in shares held by Greylock XI Limited Partnership, Greylock XI-A Limited Partnership and/or Greylock XI Principals LLC, which are stockholders of ours, but has no voting or investment power of the shares held by these entities. The shares set forth in the table above do not reflect shares held by these entities.
(8)	Represents 1,664,006 shares held by Kai Li and 200,000 shares of common stock issuable upon exercise of options exercisable within 60 days of March 31, 2007. The shares set forth in the table do not include a restricted stock award to Dr. Li in the amount of 167,997 shares. This restricted stock award was approved by our board of directors in June 2007 and will be issued in consideration for future services and contingent upon the pricing of this offering.

(9)	Represents 115,000 shares held by the J. Miller 2007 Grantor Retained Annuity Trust and 115,000 shares held by the K. Miller 2007 Grantor Retained Annuity Trust. Mr. Miller has a pecuniary interest in shares held by Greylock XI Limited Partnership, Greylock XI-A Limited Partnership and/or Greylock XI Principals LLC, which are stockholders of ours, but has no voting or investment power of the shares held by these entities. The shares set forth in the table above do not reflect shares held by these entities.
(10)	See footnote (2) above regarding Mr. Sandell’s relationship with New Enterprise Associates. Mr. Sandell disclaims beneficial ownership of the shares held by New Enterprise Associates 10, L.P. referenced in footnote (2) above, except to the extent of his pecuniary interest therein. Mr. Sandell does not have voting or dispositive power over the shares held of record by NEA Ventures 2002, L.P., nor does he have any pecuniary interest in such shares. Also includes 100,000 shares of common stock issuable upon exercise of an option exercisable within 60 days of March 31, 2007.
(11)	Represents 250,000 shares of common stock held by Frank Slootman and Brenda L. Slootman, as community property, and 2,199,990 shares of common stock issuable upon exercise of options exercisable within 60 days of March 31, 2007. Does not include 600,000 shares of common stock issuable upon exercise of an option to purchase common stock granted to Mr. Slootman on March 26, 2007.
(12)	Represents 133,333 shares of common stock held by Michael P. Scarpelli and Janet L. Scarpelli, as community property with the right of survivorship, and 491,667 shares of common stock issuable upon exercise of an option exercisable within 60 days of March 31, 2007. Does not include 50,000 shares of common stock issuable upon exercise of an option granted to Mr. Scarpelli on March 26, 2007.
(13)	Represents 490,000 shares of common stock issuable upon exercise of an option exercisable within 60 days of March 31, 2007.
(14)	Represents 163,456 shares of common stock held by David Schneider, 108,878 shares of common stock held by David Schneider and Barbara Schneider, as community property, 162,273 shares of common stock held by the David and Barbara Schneider Family Trust and 255,393 shares of common stock issuable upon exercise of options exercisable within 60 days of March 31, 2007.
(15)	Includes 4,217,050 shares of common stock issuable upon exercise of options exercisable within 60 days of March 31, 2007.
(16)	In the fourth quarter of 2006, we received an inquiry from Quantum regarding our interest in licensing certain patents that Quantum believed we may have previously incorporated into our products or may incorporate in the future. As a result of our discussions with Quantum, we entered into a cross-license agreement with Quantum on March 13, 2007. Under the terms of the cross-license agreement, we issued Quantum 390,000 shares of our common stock. In connection with the cross-license agreement, Quantum was also granted certain registration rights, including the right to register its shares in this offering. See the sections titled “Business—Intellectual Property” and “Transactions with Related Persons, Promoters and Certain Control Persons” for further information.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of our capital stock and certain provisions of our restated certificate of incorporation and amended and restated bylaws, as they will be in effect immediately prior to the closing of this offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of our restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Following the closing of this offering, our authorized capital stock will consist of 300,000,000 shares of common stock, par value $0.0001 per share, and 20,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

As of March 31, 2007, there were 44,772,816 shares of common stock outstanding held of record by approximately 194 stockholders, such number of shares as adjusted to reflect:

•	9,992,191 shares of common stock;

•	the conversion of 2,250,223 shares of Series A-1 convertible preferred stock into 2,250,223 shares of common stock upon the closing of this offering;

•	the conversion of 10,543,980 shares of Series A-2 convertible preferred stock into 10,543,980 shares of common stock upon the closing of this offering;

•	the conversion of 14,529,910 shares of Series B convertible preferred stock into 14,529,910 shares of common stock upon the closing of this offering; and

•	the conversion of 7,456,512 shares of Series C convertible preferred stock into 7,456,512 shares of common stock upon the closing of this offering.

There will be 51,772,816 shares of common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares in the offering and assuming no exercise after March 31, 2007 of outstanding options, after giving effect to the sale of the shares of common stock to the public offered in this prospectus.

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available, subject to preferences that may be applicable to preferred stock, if any, then outstanding. See the section titled “Dividend Policy.” In the event of a liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

Upon the closing of this offering, outstanding shares of Series A-1 convertible preferred stock will be converted into 2,250,223 shares of common stock, outstanding shares of Series A-2 convertible preferred stock will be converted into 10,543,980 shares of common stock, outstanding shares of Series B convertible preferred stock will be converted into 14,529,910 shares of common stock and outstanding shares of Series C convertible preferred stock will be converted into 7,456,512 shares of common stock.

Our board of directors is authorized to issue preferred stock in one or more series, to establish the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of such shares and any qualifications, limitations or restrictions thereof. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any preferred stock.

Registration Rights

After the completion of this offering, holders of 34,780,625 shares of common stock will be entitled to rights with respect to the registration of those shares under the Securities Act. Under the terms of the amended and restated investors’ rights agreement between us and the holders of these registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of registration and are entitled to include their shares of common stock in the registration. The holders of these registrable securities are also entitled to specified demand registration rights under which they may require us to file a registration statement under the Securities Act at our expense with respect to our shares of common stock, and we are required to use our commercially reasonable efforts to effect this registration. Further, the holders of these registrable securities may require us to file additional registration statements on Form S-3. All of these registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration and our right not to effect a requested registration within six months following the initial offering of our securities, including this offering. Other than as described in the following paragraph, all registration rights in connection with this offering have been waived.

In connection with its purchase of 390,000 shares of our common stock, the selling stockholder also became party to our amended and restated investors’ rights agreement. Under the terms of that agreement, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, the selling stockholder is entitled to notice of registration and is entitled to request the registration of its shares of common stock. These registration rights are subject to certain conditions and limitations but the selling stockholder is entitled to include up to 390,000 shares of common stock in this offering without any right of the underwriters to limit the number of shares to be included. The registration rights held by the selling stockholder will continue in effect after this offering with respect to any shares which are not sold in this offering. The selling stockholder has provided notice to us of its intention to include 390,000 of its shares of common stock in this offering.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law

Some provisions of Delaware law and our restated certificate of incorporation and amended and restated bylaws could make the following transactions more difficult:

•	acquisition of our company by means of a tender offer, a proxy contest or otherwise; and

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. They are also intended to provide our management with the flexibility to enhance the likelihood of continuity and stability if our board of directors determines that a takeover is not in the best interests of our stockholders. These provisions, however, could have the effect of discouraging attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Election and Removal of Directors.    Our restated certificate of incorporation and our amended and restated bylaws contain provisions that establish specific procedures for appointing and removing members of the board of directors. Under our restated certificate of incorporation and amended and restated bylaws, our board will be classified into three classes of directors and, under our amended and restated bylaws, directors will be elected by a plurality of the votes cast in each election. Only one class will stand for election at each annual meeting, and directors will be elected to serve three-year terms. In addition, our restated certificate of incorporation and amended and restated bylaws will provide that vacancies and newly created directorships on the board of directors may be filled only by a majority of the directors then serving on the board (except as otherwise required by law or by resolution of the board). Under our restated certificate of incorporation and amended and restated bylaws, directors may be removed only for cause.

Special Stockholder Meetings.    Under our restated certificate of incorporation and amended and restated bylaws, only the chairman of the board, our chief executive officer and our board of directors may call special meetings of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Delaware Anti-Takeover Law.    Following this offering, we will be subject to Section 203 of the Delaware General Corporation Law, which is an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or another transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Elimination of Stockholder Action by Written Consent.    Our restated certificate of incorporation and amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting after this offering.

No Cumulative Voting.    Under Delaware law, cumulative voting for the election of directors is not permitted unless a corporation’s certificate of incorporation authorizes cumulative voting. Our restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting in the election of directors. Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our stock the stockholder holds as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover.

Undesignated Preferred Stock.    The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.

Amendment of Provisions in Certificate of Incorporation and Bylaws.    The amendment of most of the above provisions in our restated certificate of incorporation and amended and restated bylaws requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

These and other provisions could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Wells Fargo Shareowner Services. Its telephone number is (800) 401-1957.

Nasdaq Global Market Listing

We have applied to list our common stock on The Nasdaq Stock Market’s Global Market under the symbol “DDUP.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. As described below, no shares currently outstanding will be available for sale immediately after this offering due to certain contractual and securities law restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could cause the prevailing market price to decline and limit our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding an aggregate of 51,772,816 shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of options to purchase common stock that were outstanding as of March 31, 2007. The shares of common stock being sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless purchased by our affiliates.

The remaining 44,382,816 shares of common stock held by existing stockholders are restricted securities as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Section 4(1) or Rules 144, 144(k) or 701 promulgated under the Securities Act. We describe these rules in greater detail below.

Subject to any applicable vesting restrictions, the following table shows approximately when the 44,382,816 shares of our common stock that are not being sold in this offering, but which will be outstanding when this offering is complete, will be eligible for sale in the public market:

Days After Date of this Prospectus	Shares Eligible for Sale	Comment

Upon Effectiveness	7,390,000	Shares sold by us and the selling stockholder in the offering

90 Days	–	Shares saleable under Rules 144 and 701 that are not subject to a lock-up

180 Days	44,382,816	Lock-up released, subject to extension with respect to certain shares as described below; shares saleable under Rules 144 and 701

Resale of 36,961,432 of such restricted shares that will become available for sale in the public market starting 180 days after the effective date (or longer period described below) will be limited by volume and other resale restrictions under Rule 144 because the holders of those shares are our affiliates.

Lock-Up Agreements

Our officers, directors, and holders of substantially all of our common stock, including the selling stockholder, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock for a period through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated. In addition, all holders of our common stock and options to purchase our common stock have previously entered agreements with us not to sell or otherwise transfer any of their common stock or securities convertible into or exchangeable for shares of common stock for a period through the date 180 days after the date of this prospectus.

The 180-day restricted period under the agreements with the underwriters described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate of ours, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 517,728 shares immediately after the completion of this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate of ours, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director of or consultant to us who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares. All Rule 701 shares are, however, subject to lock-up agreements and will only become eligible for sale upon the expiration of the contractual lock-up agreements.

Registration Rights

After the completion of this offering, the holders of 34,780,625 shares of our common stock and the selling stockholder will be entitled to the registration rights described in the section titled “Description of Capital Stock—Registration Rights.” All such shares are covered by lock-up agreements. Following the expiration of the applicable lock-up period, registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by our affiliates.

Form S-8 Registration Statements

Prior to the expiration of the lock-up period, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our 2002 Stock Plan, 2007 Equity Incentive Plan and 2007 Employee Stock Purchase Plan. See the section titled “Management—Equity Benefit Plans.” Subject to the lock-up agreements described above and any applicable vesting restrictions, shares registered under these registration statements will be available for resale in the public market immediately upon the effectiveness of these registration statements, except with respect to Rule 144 volume limitations that apply to our affiliates.

UNDERWRITING

The company, the selling stockholder and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated
Thomas Weisel Partners LLC
Pacific Crest Securities Inc.

Total	7,390,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,108,500 shares from the company to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,108,500 additional shares from the company.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholder	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers

may be sold at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

The company and its officers, directors, and holders of substantially all of the company’s common stock, including the selling stockholder, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated. This agreement does not apply to any existing employee benefit plans. See the section titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to quote the common stock on the Nasdaq Global Market under the symbol “DDUP.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)    to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)    to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)    to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)    in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)    it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)    it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies

Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case, whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $3.5 million.

The company and the selling stockholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates may, from time to time in the ordinary course of business, perform various financial advisory and investment banking services for the company, for which they will receive customary fees and expenses.

As of March 31, 2007, the company had recognized approximately $206,000 in revenue from arm’s-length sales of its products and services through a reseller to Thomas Weisel Partners LLC, a managing underwriter of this offering.

VALIDITY OF COMMON STOCK

The validity of the common stock being offered hereby will be passed upon for the company by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California and for the underwriters by Sullivan & Cromwell LLP, Palo Alto, California. As of the date of this prospectus, certain partners and employees of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP beneficially owned an aggregate of 78,596 shares of our common stock.

EXPERTS

Ernst & Young LLP, an independent registered public accounting firm, has audited our consolidated financial statements for each of the years ended December 31, 2004, 2005 and 2006, as set forth in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on the report from Ernst & Young LLP, given on their authority as experts in accounting and auditing.

CHANGE IN INDEPENDENT ACCOUNTANTS

On July 26, 2006, we engaged Ernst & Young LLP as our independent accountants in place of Mohler, Nixon & Williams following approval by our board of directors. This change in independent accountants was made as a result of our desire to retain a firm with experience in SEC reporting and accounting matters. There were no disagreements at any time, through July 26, 2006, between Mohler, Nixon & Williams and us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures. Ernst & Young LLP has audited our consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 which are included elsewhere in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering. This prospectus contains all information about us and our common stock that may be material to an investor in this offering. The registration statement includes exhibits to which you should refer for additional information about us.

You may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Room maintained by the SEC located at 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this website.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Data Domain, Inc.

We have audited the accompanying consolidated balance sheets of Data Domain, Inc. as of December 31, 2005 and 2006, and the related consolidated statements of operations, mandatorily redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the index at Item 16(b). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Data Domain, Inc. at December 31, 2005 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, in 2006 Data Domain, Inc. changed its method of accounting for stock-based compensation in accordance with guidance provided in Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”.

/s/ ERNST & YOUNG LLP

San Jose, California

March 29, 2007

DATA DOMAIN, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	December 31,		March 31, 2007	Pro Forma Stockholders’ Equity as of March 31, 2007 (see Note 1)
	2005	2006
			(unaudited)	(unaudited)
Current Assets:
Cash and cash equivalents	$12,505	$11,857	$14,364
Accounts receivable (net of allowances of $1, $10 and $2, respectively)	4,339	15,454	13,901
Inventories	549	1,193	1,813
Prepaid expenses and other current assets	174	311	747
Prepaid offering costs	–	–	1,539

Total current assets	17,567	28,815	32,364
Intangible asset	–	400	367
Property, plant and equipment, net	1,329	1,698	2,926

Total assets	$18,896	$30,913	$35,657

Current Liabilities:
Accounts payable	$955	$3,590	$5,420
Accrued compensation and related benefits	1,379	3,688	3,115
Other accrued liabilities	310	1,781	4,154
Income taxes payable	35	246	155
Deferred revenue, current	5,196	6,654	6,862

Total current liabilities	7,875	15,959	19,706
Deferred revenue, non-current	574	2,641	3,478
Long-term exercised unvested stock options	175	1,046	1,180
Other liability (See Note 14)	–	3,319	–

Commitments and contingencies

Mandatorily redeemable convertible preferred stock:
Series A, $0.0001 par value, 12,794 shares authorized; 12,794 shares issued and outstanding as of December 31, 2005, 2006 and March 31, 2007, aggregate liquidation preference of $9,331 and no shares outstanding pro forma (unaudited)	9,314	9,318	9,319	$–
Series B, $0.0001 par value, 14,530 shares authorized; 14,530 shares issued and outstanding as of December 31, 2005, 2006 and March 31, 2007, aggregate liquidation preference of $17,000 and no shares outstanding pro forma (unaudited)	16,965	16,973	16,975	–
Series C, $0.0001 par value, 7,600 shares authorized; 7,397, 7,457 and 7,457 shares issued and outstanding as of December 31, 2005, 2006 and March 31, 2007, respectively, aggregate liquidation preference of $15,269 and no shares outstanding pro forma (unaudited)	15,030	15,223	15,226	–

Total mandatorily redeemable convertible preferred stock	41,309	41,514	41,520	–

Stockholders’ equity (deficit):
Common stock and additional paid-in capital; $0.0001 par value—60,000 shares authorized and 300,000 shares authorized pro forma (unaudited); 7,463, 9,385 and 9,992 shares issued and outstanding as of December 31, 2005, 2006 and March 31, 2007, respectively, and 44,773 shares outstanding pro forma (unaudited)	1,542	3,049	7,864	49,384
Accumulated other comprehensive income	13	3	–	–
Stockholder note receivable	(15)	(15)	(15)	(15)
Accumulated deficit	(32,577)	(36,603)	(38,076)	(38,076)

Total stockholders’ equity (deficit)	(31,037)	(33,566)	(30,227)	$11,293

Total liabilities, mandatorily redeemable convertible preferred stock and stockholders’ equity (deficit)	$18,896	$30,913	$35,657

See Notes to Consolidated Financial Statements

DATA DOMAIN, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
Revenue:
Product	$–	$3,846	$36,884	$5,353	$17,880
Support and services	–	85	2,898	172	2,137
Ratable product and related support and services	779	4,190	6,652	2,338	192

Total revenue	779	8,121	46,434	7,863	20,209

Cost of revenue:
Cost of product	922	3,216	11,059	1,990	5,849
Cost of support and services	254	895	1,873	310	798
Cost of ratable product and related support and services	248	1,059	1,591	562	76

Total cost of revenue	1,424	5,170	14,523	2,862	6,723

Gross profit (loss)	(645)	2,951	31,911	5,001	13,486

Operating expenses:
Sales and marketing	4,177	9,495	20,252	3,097	8,683
Research and development	4,454	6,450	10,447	2,315	4,503
General and administrative	739	1,039	2,831	405	1,778
Settlement expense	–	–	2,919	–	–

Total operating expenses	9,370	16,984	36,449	5,817	14,964

Operating loss	(10,015)	(14,033)	(4,538)	(816)	(1,478)

Other income (expense), net:
Interest income	189	315	523	129	156
Other income (expense), net	–	(32)	200	(51)	(96)

Total other income (expense), net	189	283	723	78	60

Loss before provision for income taxes	(9,826)	(13,750)	(3,815)	(738)	(1,418)
Provision for income taxes	2	33	211	11	55

Net loss	$(9,828)	$(13,783)	$(4,026)	$(749)	$(1,473)

Net loss per share, basic and diluted	$(1.77)	$(2.07)	$(0.50)	$(0.10)	$(0.15)

Shares used in computing basic and diluted net loss per share	5,559	6,673	7,978	7,584	9,560

Pro forma net loss per share, basic and diluted (unaudited)			$(0.09)		$(0.03)

Shares used in computing pro forma basic and diluted net loss per share (unaudited)			42,705		44,341

Stock-based compensation expense included in above:
Cost of product	$1	$2	$21	$3	$16
Cost of support and services	–	2	15	1	88
Sales and marketing	8	28	485	56	477
Research and development	15	47	558	84	308
General and administrative	11	17	212	66	221

Total stock-based compensation expense	$35	$96	$1,291	$210	$1,110

See Notes to Consolidated Financial Statements

DATA DOMAIN, INC.

CONSOLIDATED STATEMENTS OF MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

For the Years ended December 31, 2004, 2005 and 2006 and the Three Months ended March 31, 2007 (unaudited)

(in thousands)

	MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK						Common Stock and Additional Paid-In Capital		Accumulated Other Comprehensive Loss	Shareholder Note Receivable	Accumulated Deficit	Total
	Series A		Series B		Series C
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances, December 31, 2003	12,794	$9,310	14,297	$16,699	–	$–	5,117	$1,322	$–	$–	$(8,966)	$(7,644)
Issuance Series B preferred stock for cash	–	–	233	251	–	–	–	–	–	–	–	–
Issuance of common stock for services rendered	–	–	–	–	–	–	53	8	–	–	–	8
Issuance of common stock for shareholder note receivable	–	–	–	–	–	–	300	15	–	(15)	–	–
Stock options exercised	–	–	–	–	–	–	486	74	–	–	–	74
Stock options repurchased	–	–	–	–	–	–	(81)	(12)	–	–	–	(12)
Reclassification of options exercised but not vested	–	–	–	–	–	–	–	(136)	–	–	–	(136)
Accretion of preferred stock	–	3	–	10	–	–	–	(13)	–	–	–	(13)
Stock-based compensation	–	–	–	–	–	–	–	35	–	–	–	35
Net loss and comprehensive loss	–	–	–	–	–	–	–	–	–	–	(9,828)	(9,828)

Balances, December 31, 2004	12,794	9,313	14,530	16,960	–	–	5,875	1,293	–	(15)	(18,794)	(17,516)

Issuance of Series C preferred stock for cash	–	–	–	–	7,397	15,025	–	–	–	–	–	–
Issuance of common stock for services rendered	–	–	–	–	–	–	5	1	–	–	–	1
Stock options exercised	–	–	–	–	–	–	1,651	212	–	–	–	212
Stock options repurchased	–	–	–	–	–	–	(68)	(9)	–	–	–	(9)
Accretion of preferred stock	–	1	–	5	–	5	–	(12)	–	–	–	(12)
Reclassification of options exercised but not vested	–	–	–	–	–	–	–	(39)	–	–	–	(39)
Stock-based compensation	–	–	–	–	–	–	–	96	–	–	–	96
Comprehensive loss:
Currency translation adjustment	–	–	–	–	–	–	–	–	13	–	–	13
Net loss	–	–	–	–	–	–	–	–	–	–	(13,783)	(13,783)

Comprehensive loss	–	–	–	–	–	–	–	–	–	–	0	(13,770)

Balances, December 31, 2005	12,794	9,314	14,530	16,965	7,397	15,030	7,463	1,542	13	(15)	(32,577)	(31,037)

Issuance of Series C preferred stock for cash	–	–	–	–	60	180	–	–	–	–	–	–
Issuance of common stock for services rendered	–	–	–	–	–	–	72	7	–	–	–	7
Stock options exercised	–	–	–	–	–	–	1,882	1,109	–	–	–	1,109
Stock options repurchased	–	–	–	–	–	–	(32)	(4)	–	–	–	(4)
Accretion of preferred stock	–	4	–	8	–	13	–	(25)	–	–	–	(25)
Reclassification of options exercised but not vested	–	–	–	–	–	–	–	(871)	–	–	–	(871)
Stock-based compensation	–	–	–	–	–	–	–	1,291	–	–	–	1,291
Comprehensive loss:
Currency translation adjustment	–	–	–	–	–	–	–	–	(10)	–	–	(10)
Net loss	–	–	–	–	–	–	–	–	–	–	(4,026)	(4,026)

Comprehensive loss	–	–	–	–	–	–	–	–	–	–	–	(4,036)

Balances, December 31, 2006	12,794	9,318	14,530	16,973	7,457	15,223	9,385	3,049	3	(15)	(36,603)	(33,566)

Stock options exercised (unaudited)	–	–	–	–	–	–	274	323	–	–	–	323
Stock options repurchased (unaudited)	–	–	–	–	–	–	(87)	(64)	–	–	–	(64)
Stock award to purchase common stock (unaudited)	–	–	–	–	–	–	30	267	–	–	–	267
Accretion of preferred stock (unaudited)	–	1	–	2	–	3	–	(6)	–	–	–	(6)
Reclassification of options exercised but not vested (unaudited)	–	–	–	–	–	–	–	(134)	–	–	–	(134)
Issuance of common stock for Quantum settlement (unaudited)	–	–	–	–	–	–	390	3,319	–	–	–	3,319
Stock-based compensation (unaudited)	–	–	–	–	–	–	–	1,110	–	–	–	1,110
Comprehensive loss (unaudited):
Currency translation adjustment (unaudited)	–	–	–	–	–	–	–	–	(3)	–	–	(3)
Net loss (unaudited)	–	–	–	–	–	–	–	–	–	–	(1,473)	(1,473)

Comprehensive loss (unaudited)	–	–	–	–	–	–	–	–	–	–	–	(1,476)

Balances, March 31, 2007 (unaudited)	12,794	$9,319	14,530	$16,975	7,457	$15,226	9,992	$7,864	$–	$(15)	$(38,076)	$(30,227)

See Notes to Consolidated Financial Statements

DATA DOMAIN, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
Operating Activities:
Net loss	$(9,828)	$(13,783)	$(4,026)	$(749)	$(1,473)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	191	606	982	217	316
Stock-based compensation	35	96	1,291	210	1,110
Provision (release) for accounts receivable allowances	3	(2)	9	(4)	(8)
Provision for inventories	109	–	–	–	–
Amortization of evaluation inventory	416	588	1,365	226	468
Settlement expense	–	–	2,919	–	–
Common stock issued for services	8	1	7	2	–
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(1,021)	(3,243)	(11,124)	(43)	1,561
(Increase) in inventories	(518)	(1,110)	(2,009)	(198)	(1,088)
(Increase) in prepaid expenses and other current assets	(50)	(33)	(137)	(329)	(436)
(Increase) in prepaid offering costs	–	–	–	–	(1,539)
Increase in accounts payable	517	407	2,635	554	1,830
Increase (decrease) in accrued compensation and related benefits	242	968	2,309	(244)	(573)
Increase in other accrued liabilities	104	75	1,471	41	2,373
Increase (decrease) in income taxes payable	2	33	211	–	(91)
Increase (decrease) in deferred revenue	1,235	4,465	3,525	(430)	1,045

Net cash provided by (used in) operating activities	(8,555)	(10,932)	(572)	(747)	3,495

Investing activities:
Purchase of property, plant and equipment	(754)	(1,162)	(1,351)	(349)	(1,511)

Net cash used in investing activities	(754)	(1,162)	(1,351)	(349)	(1,511)

Financing activities:
Proceeds from issuance of mandatorily redeemable convertible preferred stock, net of issuance costs	251	15,025	180	–	–
Proceeds from issuance of common stock, net of repurchases	61	203	1,105	111	526

Net cash provided by financing activities	312	15,228	1,285	111	526

Effect of exchange rate changes on cash and cash equivalents	–	13	(10)	(14)	(3)

Net increase (decrease) in cash and cash equivalents	(8,997)	3,147	(648)	(999)	2,507
Cash and cash equivalents at beginning of period	18,355	9,358	12,505	12,505	11,857

Cash and cash equivalents at end of period	$9,358	$12,505	$11,857	$11,506	$14,364

Supplemental schedule of cash flow data:
Cash paid for income taxes	$19	$7	$10	$3	$143

Non-cash operating activity:
Issuance of common stock for Quantum settlement	$–	$–	$–	$–	$3,319

Acquisition of cross-license	$–	$–	$400	$–	$–

See Notes to Consolidated Financial Statements

DATA DOMAIN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Data Domain, Inc. was incorporated in the State of Delaware in October 2001. Our appliances provide capacity-optimized storage for disk-based backup and network–based disaster recovery. We began selling our products and services in February 2004. Our product sales generally include a software license, hardware, post-contract customer support and, in some cases, installation services.

Significant Accounting Policies

Accounting Principles

The consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP, and include our accounts and the accounts of our wholly-owned subsidiaries. Inter-company accounts and transactions have been eliminated.

Unaudited Financial Information

The accompanying unaudited interim consolidated balance sheet as of March 31, 2007, the consolidated statements of operations and cash flows for the three months ended March 31, 2006 and 2007 and the consolidated statement of mandatorily redeemable convertible preferred stock and stockholders’ equity (deficit) for the three months ended March 31, 2007 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include, in the opinion of management, all adjustments, which include only normal recurring adjustments, that management considers necessary for the fair presentation of our statement of financial position as of March 31, 2007 and our results of operations and our cash flows for the three months ended March 31, 2006 and 2007. The results for the three months ended March 31, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007.

Unaudited Pro Forma Stockholder’s Equity

If the offering contemplated by this prospectus is consummated on or prior to December 31, 2007, all of the mandatorily redeemable convertible preferred stock outstanding will convert into 34,780,625 shares of common stock based on the shares of mandatorily redeemable convertible preferred stock outstanding at March 31, 2007. Unaudited pro forma stockholders’ equity, as adjusted for the assumed conversion of the mandatorily redeemable convertible preferred stock, is set forth on the consolidated balance sheet.

Use of Estimates

Our consolidated financial statements are prepared in accordance with GAAP. These accounting principles require us to make certain estimates and judgments that can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Significant estimates and assumptions made by management include the determination of the fair value of stock awards issued, the allowance for doubtful accounts, warranty reserve and inventory valuation. We believe that the estimates and judgments upon which we rely are reasonable based upon information available to us at the time that

DATA DOMAIN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

these estimates and judgments are made. To the extent there are material differences between these estimates and actual results, our consolidated financial statements will be affected.

Revenue Recognition

We derive our revenue from sales of our products and support services through third-party value added resellers and distributors, or channel partners, and directly to customers. Product revenue primarily consists of revenue from sales of our appliances and expansion shelves. Shipping charges billed to customers are included in product revenue and the related shipping costs are included in cost of product revenue.

Our software is integrated with industry standard appliance hardware and is essential to the functionality of the integrated system product. We provide unspecified software updates and enhancements related to our products through support and services contracts. Accordingly, we recognize revenue in accordance with the guidance provided under AICPA Statement of Position, or SOP, No. 97-2, Software Revenue Recognition, or SOP 97-2, and SOP No. 98-9, Modification of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions, or SOP 98-9. Product revenue is recognized when all of the following have occurred: (1) we have entered into a legally binding arrangement with a customer; (2) delivery has occurred, which is when the product title has transferred to the customer; (3) customer payment is deemed fixed or determinable and free of contingencies and significant uncertainties; and (4) collection is probable. Our fees are considered fixed or determinable upon the establishment of an arrangement that contains the final terms of sale including the description, quantity and price of each product purchased. Our customer arrangements do not include rights of return or acceptance provisions. We assess the ability to collect from our customers based on a number of factors, including creditworthiness and past transaction history of the customer. If the customer is deemed not creditworthy, all revenue from the arrangement is deferred until payment is received and all other revenue recognition criteria have been met.

Substantially all of our products have been sold in combination with support and services, which primarily consist of hardware and software support. Hardware support includes repair or replacement in the event of breakage or failure, and telephone and internet access to technical information and support personnel during the term of the support period. Software support provides customers with rights to unspecified software updates and to maintenance releases and patches released during the term of the support period. Installation services, when provided, are also included in support and services revenue.

We have established vendor specific objective evidence, or VSOE, of fair value of our support and services as measured by the renewal prices offered to and paid by our customers. Accordingly, we use the residual method, as allowed by SOP 98-9, to determine the amount of product revenue to be recognized. Under the residual method, the fair value of the undelivered support and services, which is a specified dollar amount, is deferred and the remaining portion of the arrangement is recognized as product revenue. This product revenue is generally recognized upon shipment, except for certain customers whose terms are FOB destination point wherein the revenue is recognized upon delivery, based on freight terms of FOB shipping point or FCA (Incoterms 2000) shipping point, assuming all other criteria for revenue recognition discussed above have been met and, in the case of all indirect channel sales, persuasive evidence of the identity of the customer has been obtained. In all cases of direct or indirect channel sales, we recognize revenue once a customer is identified and shipment has occurred, assuming all other criteria for revenue recognition discussed above have been met. The fair value of the support and services is recognized as support and services revenue on a straight-line basis over the term of the related support period, which is typically one to three years.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Prior to the first quarter of 2005, we had not established VSOE of fair value of support and services contracts provided to our direct and indirect channels. As a result, prior to the first quarter of 2005, we recognized all revenue for multiple element arrangements ratably over the term of the support and services contract and deferred and recognized the direct cost of product over the corresponding period, typically one to three years. Beginning in the first quarter of 2005, we determined that we had established VSOE of fair value of support for products sold in certain types of transactions and continued to establish VSOE of fair value throughout 2005 for the remaining types of transactions. Beginning in the first quarter of 2006, we had established VSOE of fair value for support and services for all types of transactions.

Initial product sales through our direct sales channel sometimes include installation services. Installation revenue is deferred and recognized upon the earlier of customer notice that the installation is complete or sixty days after shipment. We have established VSOE of fair value for our installation services based on the price separately charged to our customers. Revenue from installation, which is included in support and services revenue was $0, $46,000 and $432,000 for the years ended December 31, 2004, 2005 and 2006, respectively, and $39,000 and $262,000 for the three months ended March 31, 2006 and 2007, respectively.

Deferred Cost of Product Revenue

When our products have been delivered, but the product revenue associated with the arrangement has been deferred as a result of not meeting the revenue recognition criteria in SOP 97-2, we defer the related inventory costs for the delivered items and net the amount against the applicable deferred revenue in the balance sheet presentation in accordance with Accounting Research Bulletin 43, Restatement and Revision of Accounting Research Bulletins.

Research and Development

All costs to develop our products are expensed as incurred. In accordance with Statement of Financial Accounting Standards, or SFAS, No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, software development costs are capitalized beginning when a product’s technological feasibility has been established and ending when a product is available for sale to customers. Generally, our products are released for sale soon after technological feasibility has been established. As a result, costs subsequent to achieving technological feasibility have not been significant and all software development costs have been expensed as incurred.

Accounting for Stock-Based Compensation

Prior to January 1, 2006, we accounted for stock options granted using the fair value method in accordance with the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or SFAS 123.

Effective January 1, 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, or SFAS 123(R), using the prospective transition method, which requires us to apply the provisions of SFAS 123(R) only to awards granted, modified, repurchased or cancelled after the adoption date. Under this transition method, our stock-based compensation expense recognized in 2006 includes the expense for stock options granted subsequent to January 1, 2006, based on the fair value at the grant date estimated in accordance with SFAS 123(R), and the expense as determined under SFAS 123 for options granted prior to, but not vested as of, January 1, 2006. We recognize this expense on a straight-line basis over the optionees’ requisite service period. We

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

estimate the grant date fair value of stock option awards under the provisions of SFAS 123(R) using the Black-Scholes option valuation model, which requires, among other inputs, an estimate of the fair value of the underlying common stock on the date of grant and the expected volatility of the stock over the expected term of the related grants. For stock option awards granted prior to January 1, 2006, we determined the fair value of the award using the minimum value method under SFAS 123.

Given the absence of an active market for our common stock prior to this offering, our board of directors determined the fair value of our common stock in connection with our grant of stock options and stock awards. Our board of directors made such determinations based on valuation criteria and analyses, the business, financial and venture capital experience of the individual directors and input from management.

In connection with the preparation of our financial statements in anticipation of a potential initial public offering, or IPO, we engaged Duff & Phelps, LLC, a nationally recognized independent third-party appraiser, to assist management in reassessing management’s estimate of the fair value of our common stock for financial reporting purposes through the provision of valuation reports which retrospectively valued our common stock at five different dates in the year ended December 31, 2006. In addition, Duff & Phelps, LLC provided our management and board of directors with contemporaneous valuations of our common stock at three different dates in the three months ended March 31, 2007.

Information regarding our stock option grants to our employees, non-employee members of our board of directors and advisory boards, and non-employees for 2005 and 2006 and the first quarter of 2007 is summarized as follows:

Date of Issuance	Number of Shares Subject to Options Granted	Exercise Price Per Share	Fair Value of Common Stock Per Share	Intrinsic Value
January 2005—March 2005	745,235	$0.15	$0.15	$0.00
April 2005—June 2005	147,000	$0.15	$0.15	$0.00
July 2005	182,500	$0.30	$0.30	$0.00
August 2005—September 2005	1,825,527	$0.40	$0.40	$0.00
October 2005	435,000	$0.40	$0.40	$0.00
January 2006	559,000	$0.70	$1.48	$0.78
February 2006	75,000	$0.70	$1.48	$0.78
March 2006	1,349,500	$0.70	$1.90	$1.20
April 2006	112,000	$0.70	$1.90	$1.20
May 2006	42,500	$0.70	$1.90	$1.20
June 2006	205,000	$0.70	$1.50	$0.80
July 2006	191,000	$0.75	$1.50	$0.75
August 2006	276,000	$0.75	$1.50	$0.75
September 2006	1,171,000	$0.75	$1.86	$1.11
October 2006	543,000	$1.00	$1.86	$0.86
November 2006	254,500	$1.00	$1.86	$0.86
December 2006	405,500	$1.00	$5.85	$4.85
February 2007	1,983,250	$7.26	$7.26	$0.00
March 2007	378,200	$8.52	$8.52	$0.00
March 2007	1,194,200	$8.90	$8.90	$0.00

For stock options granted during 2004 and 2005, we determined the fair value at the grant date using the minimum value method as allowed under SFAS 123. For options granted in 2006 and the three

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

months ended March 31, 2007, we determined the fair value at the date of grant using the Black-Scholes option valuation model. The following table summarizes the weighted average assumptions used in determining the fair value of stock options granted under each of these methods:

	Year ended December 31,			Three months ended March 31, 2007
	2004	2005	2006
Risk-free interest rate	2.97% - 4.14%	3.82% - 4.35%	4.36% - 5.09%	4.47% - 4.75%
Dividend yield	–	–	–	–
Volatility	–	–	70%	70%
Expected life (years)	6.08	6.08	4.00	4.00

The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues with an equivalent remaining expected life. We have not paid dividends in the past and do not plan to pay any dividends in the foreseeable future. We determined that it was not practicable to calculate the volatility of our share price because our securities are not publicly traded and therefore there is no readily determinable market value for our stock. Therefore, we estimated our expected volatility for 2006 based on reported market value data for a group of publicly traded companies, which we selected from market indices that we believed were relatively comparable after consideration of their size, maturity, profitability, growth, risk and return on investment. We used the average expected volatility rates reported by the comparable group for an expected term that approximated the expected term that we estimated. The expected life of options prior to 2006 is based on the midpoint between vesting and expiration. The expected life for 2006 is based on an analysis of our historical exercise and cancellation data.

During the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2007, we granted 53,000, 5,000 and 72,270 and 30,000 shares of stock awards, respectively. These awards granted the recipient fully vested shares of our common stock based on the deemed market value of our common stock on the date of grant. The weighted average grant date fair value was $0.15, $0.33, $0.79 and $8.90 for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2007, respectively. Stock-based compensation expense associated with these grants was $1,000, $0, $28,000 and $0 for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2007, respectively.

We account for stock compensation arrangements with non-employees in accordance with SFAS 123 and Emerging Issues Task Force, or EITF, No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair value approach. For stock options granted to non-employees, the fair value of the stock options is estimated using a Black-Scholes valuation model. This model utilizes the estimated fair value of common stock and requires that, at the date of grant, we use the contractual term of the option, the expected volatility of the price of our common stock, risk free interest rates and expected dividend yield of our common stock. Non-employee stock options have a contractual term of four to ten years, expected volatility of 65-70% and no dividend yield. Stock-based compensation expense associated with grants to non-employees was $6,000, $21,000 and $214,000 for the years ended December 31, 2004, 2005 and 2006, respectively, and $90,000 and $77,000 for the three months ended March 31, 2006 and 2007, respectively.

Based on the above assumptions, total stock-based compensation expense recognized in the consolidated statements of operations for the years ended December 31, 2004, 2005 and 2006, was $35,000, $96,000 and $1.3 million, respectively, and for the three months ended March 31, 2006 and 2007, was $210,000 and $1.1 million, respectively, before income taxes.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As a result of adopting SFAS 123(R), our loss before income taxes and net loss, increased by the expense for stock option awards, for the year ended December 31, 2006, were both $70,000 higher than if we had continued to account for stock-based compensation using the minimum value method under SFAS 123. Basic and diluted net loss per share for the year ended December 31, 2006 would have been $0.01 lower if we had not adopted SFAS 123(R).

During the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2007, the total intrinsic value of stock options exercised was approximately $35,000, $106,000, $5.7 million and $1.5 million, respectively. During the year ended December 31, 2006 and the three months ended March 31, 2007, the total cash received from the exercise of options was approximately $1.1 million and $590,000, respectively.

At December 31, 2006 and March 31, 2007, the total compensation expense related to stock-based awards granted but not yet recognized was approximately $7.0 million and $21.7 million, respectively, net of estimated forfeitures of $370,000 and $1.1 million, respectively. This expense will be amortized on a straight-line basis over a weighted average period of approximately 3.1 and 3.4 years, respectively.

In November 2005, the FASB issued FASB Staff Position No. 123(R)-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards, or FASB 123R-3. We have elected to adopt the alternative transition method of calculating the tax effects of share-based compensation pursuant to FASB 123R-3. The alternative transition method includes a simplified method to establish the beginning balance of the additional paid-in capital pool related to the effects of stock-based compensation.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value.

Concentration of Credit Risk

Financial instruments that are potentially subject to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable. Investment policies have been implemented that limit investments to investment grade securities. We conduct business outside of North America in Europe, Japan and Asia, and are considering other regions. The risk with respect to accounts receivable is mitigated by credit evaluations we perform on our customers and by the diversification of our customer base. Historically, we have not hedged any of our foreign currency risk associated with accounts receivable. No individual customer has represented more than 10% of our total revenue in the years ended December 31, 2004, 2005 or 2006 or the three months ended March 31, 2006 or 2007.

Foreign Currency Translation

The majority of our sales arrangements are denominated in United States dollars and Euros. In addition, we incur operating expenses in local foreign currencies in those countries where we have sales and marketing and administrative personnel. The functional currency of our foreign operations is the local country’s currency. Consequently, expenses of operations outside the United States are translated into United States dollars using average exchange rates for the period reported while assets and liabilities of operations outside the United States are translated into United States dollars using end-of-period exchange rates. The effects of foreign currency translation of the financial statements of our foreign operations are included in stockholders’ equity (deficit) as a component of accumulated other

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

comprehensive income in the accompanying consolidated balance sheets. The effects of foreign currency remeasurements for non-U.S. currency denominated assets and liabilities related to our domestic operations are recognized in our consolidated statement of operations, and amounted to $0, $(34,000) and $200,000 for the years ended December 31, 2004, 2005 and 2006, respectively, and $66,000 and $121,000 for the three months ended March 31, 2006 and 2007, respectively.

Allowance for Doubtful Accounts

We perform credit evaluations of our customers’ financial condition and generally do not require collateral from our customers. These evaluations require significant judgment and are based on a variety of factors including, but not limited to, current economic trends, historical payments, bad debt write-off experience, and financial review of the customer.

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of our customers to make required payments. When we become aware that a specific customer is unable or unwilling to meet its financial obligations, we record a specific allowance to reflect the level of credit risk in the customer’s outstanding receivable balance. In addition, we record additional allowances based on certain percentages of aged receivable balances. We classify bad debt expenses as general and administrative expenses. Through December 31, 2006, we did not have write-offs of any customer receivables and our allowance had been based only on certain percentages of aged receivables. In the three months ended March 31, 2007, we had one write-off of approximately $7,000 pertaining to one customer receivable.

Inventory Valuation

Inventories consist of hardware and related component parts and are stated at the lower of cost (on a first-in, first-out basis) or market value. Finished goods constitute a large portion of our inventory and include customer evaluation units which are carried at cost less accumulated amortization. We amortize the cost of these evaluation units on a straight-line basis over twelve months upon the initial transfer of a unit into the evaluation pool. The cost of the amortization of evaluation units is included in costs of product revenue. If an evaluation unit is purchased, we record a sale pursuant to our revenue recognition policy. We assess the valuation of our inventory on a quarterly basis and write down the value for estimated excess and obsolete inventory based upon estimates of future demand, including warranty requirements. Inherent in our estimates of market value in determining inventory valuation are estimates related to economic trends, future demand for our products and technological obsolescence of our products. Inventory write-downs are a cost of product and amounted to approximately $109,000, $0, and $0 for the years ended December 31, 2004, 2005 and 2006, respectively, and no write-downs for the three months ended March 31, 2006 and 2007, respectively. Amortization of evaluation units was approximately $416,000, $588,000 and $1.4 million for the years ended December 31, 2004, 2005 and 2006, respectively, and $226,000 and $468,000 for the three months ended March 31, 2006 and 2007, respectively. Spares are expensed to cost of product as purchased. We do not allocate indirect overhead costs to finished goods inventory as these amounts are not material.

We outsource the assembly of our products to a third-party manufacturing facility under an annual contract which renews automatically but may be terminated by either party with 90 days’ written notice. We also purchase some finished products from a single source supplier under a three-year agreement. At December 31, 2006, we had $2.3 million of non-cancellable purchase commitments with a third-party supplier. In addition, we had an additional $2.2 million of other non-cancellable purchase commitments with other third-party vendors.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over an estimated useful life of three years for all assets. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the term of the lease.

Impairment of Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. We assess these assets for impairment based on estimated undiscounted future cash flows from these assets. If the carrying value of the assets exceeds the estimated future undiscounted cash flows, a loss is recorded for the excess of the asset’s carrying value over the fair value. To date, we have not recognized any impairment loss for long-lived assets.

Warranty Reserve

Upon shipment of products to our customers, we provide for the estimated cost to repair or replace products that may be returned under warranty. Our warranty period is typically 12 months from the date of shipment to the customer for hardware and 90 days for software. For existing products, the warranty reserve is based on actual historical experience. For new products, the warranty reserve is based on historical experience of similar products until such time as sufficient historical data has been collected for the new product. During the three months ended March 31, 2007, we recorded an estimated charge of $1.2 million associated with a field replacement program that was initiated in April 2007 to replace a circuit board used in some of our appliances. To date, these circuit boards have experienced failures in less than 1% of the appliances that we believe are potentially affected. Through the replacement program, we are exchanging the circuit boards in all of the appliances that we believe are potentially affected with circuit boards manufactured by a different fabricator. We believe our estimates and judgments for the replacement program are reasonable based upon information available at this time. Our estimated charge associated with the replacement program is based on the number of circuit boards we expect to replace under the program, the anticipated cost of replacement and refurbishment and other associated costs. To the extent there are differences between this estimate and actual results, our consolidated financial statements will be affected.

	Year ended December 31,		Three Months ended March 31, 2007
	2005	2006
			(unaudited)
	(in thousands)
Warranty reserve—beginning	$–	$3	$21
Warranty expense	21	104	1,225
Warranty usage	18	86	10

Warranty reserve—ending	$3	$21	$1,236

Advertising

All advertising costs are expensed as incurred. Advertising expenses were $2,000, $2,000 and $71,000 for the years ended December 31, 2004, 2005 and 2006, respectively, and $14,000 and $52,000 for the three months ended March 31, 2006 and 2007, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounting for Income Taxes

We account for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes. Deferred income taxes are recorded for the expected tax consequences of temporary differences between the tax bases of assets and liabilities for financial reporting purposes and amounts recognized for income tax purposes. We record a valuation allowance to reduce our deferred tax assets to the amount of future tax benefit that is more likely than not to be realized.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and income taxes payable approximate their fair values due to the short-term maturity of these instruments.

Comprehensive Loss

Comprehensive loss consists of other comprehensive income and net loss. Other comprehensive income includes foreign currency translation adjustments. Comprehensive loss has been reflected in the consolidated statement of stockholders’ equity (deficit).

Accumulated other comprehensive income was $13,000, $3,000 and $0 at December 31, 2005, December 31, 2006 and March 31, 2007, respectively, resulting entirely from cumulative foreign currency translation.

Recent Accounting Pronouncements

In September 2006, the SEC staff issued Staff Accounting Bulletin, or SAB, No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. In SAB No. 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company’s financial statements and the related financial statement disclosures. SAB No. 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements or (ii) recording the cumulative effect as adjustments to the carrying values of assets and liabilities with an offsetting adjustment recorded to the opening balance of retained earnings. We are required to adopt SAB No. 108 by the end of 2007 and do not expect adoption to have a significant impact on our consolidated results of statement of operations or financial condition.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. We are required to adopt SFAS No. 157 effective at the beginning of 2009. We are evaluating the impact this statement will have on our consolidated financial statements.

2.    NET LOSS PER SHARE

Basic net loss per share is computed by dividing net loss by the weighted average number of vested common shares outstanding during the period. Diluted net loss per share is computed by giving effect to all potential dilutive common shares, including options, common stock subject to repurchase and convertible preferred stock.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the computation of loss per share:

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands, except per share amounts)
Net loss	$(9,828)	$(13,783)	$(4,026)	$(749)	$(1,473)

Shares used in computing basic and diluted net loss per share	5,559	6,673	7,978	7,584	9,560

Basic and diluted net loss per share	$(1.77)	$(2.07)	$(0.50)	$(0.10)	$(0.15)

Basic and diluted weighted average shares used above			7,978		9,560
Pro forma adjustment to reflect assumed conversion of convertible preferred stock (unaudited)			34,727		34,781

Shares used in computing pro forma net loss per share (unaudited)			42,705		44,341

Pro forma net loss per share, basic and diluted (unaudited)			$(0.09)		$(0.03)

The following weighted average outstanding options, common stock subject to repurchase and convertible preferred stock were excluded from the computation of diluted net loss per share for the periods presented because including them would have had an antidilutive effect:

	Year ended December 31,			Three months ended March 31, 2007
	2004	2005	2006
				(unaudited)
	(in thousands)
Options to purchase common stock and common stock subject to repurchase	5,559	6,673	7,978	9,560
Convertible preferred stock (as converted basis)	27,324	34,721	34,727	34,781

3.    CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist primarily of highly liquid investments in time deposits held at major banks, commercial paper, United States government agency securities and other money market securities with original maturities of 90 days or less. The carrying value of cash and cash equivalents at December 31, 2005, December 31, 2006 and March 31, 2007 was approximately $12.5 million, $11.9 million and $14.4 million, respectively, and the weighted average interest rates were 3.1%, 4.5% and 4.9%, respectively. The carrying value approximates fair value at December 31, 2005, December 31, 2006 and March 31, 2007.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.    INVENTORIES

Inventories consisted of the following:

	December 31,		March 31, 2007
	2005	2006
			(unaudited)
	(in thousands)
Raw materials and accessories	$81	$10	$243
Evaluation units	269	796	868
Finished goods	199	387	702

Total	$549	$1,193	$1,813

Amortization related to evaluation units was $416,000, $588,000 and $1.4 million for the years ended December 31, 2004, 2005 and 2006, respectively, and $226,000 and $468,000 for the three months ended March 31, 2006 and 2007, respectively.

5.    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at the lower of cost or net realizable value. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, which is three years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. Repair and maintenance costs are expensed as incurred.

Property, plant and equipment consisted of the following:

	Estimated Useful Lives	December 31,		March 31, 2007
		2005	2006
				(unaudited)
		(in thousands)
Computer hardware	3.0 years	$1,968	$3,167	$3,875
Computer software	3.0 years	165	219	818
Office equipment, furniture and fixtures	3.0 years	56	63	245
Leasehold improvements	2.7 years	5	96	118

Total fixed assets		2,194	3,545	5,056
Accumulated depreciation and amortization		(865)	(1,847)	(2,130)

Property, plant and equipment, net		$1,329	$1,698	$2,926

Depreciation and amortization expense was $191,000, $606,000 and $982,000 for the years ended December 31, 2004, 2005 and 2006, respectively, and $217,000 and $316,000 for the three months ended March 31, 2006 and 2007, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.    DEFERRED REVENUE

Deferred revenue consisted of the following:

	December 31,		March 31, 2007
	2005	2006
			(unaudited)
	(in thousands)
Product	$258	$2,207	$594
Support and services	274	4,898	6,337
Ratable product and related support and services	6,232	142	127
Less: deferred cost of ratable product revenue and product revenue	(1,568)	(593)	(196)

Deferred revenue, current	$5,196	$6,654	$6,862

Product, non-current	397	–	–
Support and services, non-current	34	2,556	3,425
Ratable product and related support and services, non-current	379	85	56
Less: deferred cost of ratable product revenue and product revenue	(236)	–	(3)

Deferred revenue, non-current	$574	$2,641	$3,478

Deferred product revenue relates to arrangements where not all revenue recognition criteria have been met. Deferred support and services revenue represents customer payments made in advance for annual support and services contracts. Support and services contracts are typically billed in advance on a per annum basis and revenue is recognized ratably over the support period. Deferred ratable product and related support and services revenue consists of revenue on transactions prior to fiscal 2006 where VSOE of fair value of support and services had not been established and, as a result, the entire arrangement was being recognized ratably over the related support period. Deferred revenue related to our sales to our Japanese distributor where we do not have a known customer is included in current deferred product revenue and is recognized upon the reporting by the distributor of sell-through to the customer. All other customers are known to us upon sale of our appliances.

7.    GUARANTEES

Our agreements with our channel partners and, less frequently, our customers, generally include certain provisions for indemnifying the channel partners and customers against liabilities if our products infringe a third party’s intellectual property rights. To date, we have not incurred any material costs as a result of such indemnification provisions and have not accrued any liabilities related to such obligations in our consolidated financial statements.

Under the terms of our lease for our corporate headquarters, we are obligated to provide a letter of credit for $136,000. To date, this letter of credit is not in place, and has not been required by our sub-lessor.

As permitted or required under Delaware law and to the maximum extent allowable under that law, we have certain obligations to indemnify our officers, directors and certain key employees for certain events or occurrences while the officer, director or employee is or was serving at our request in such capacity. These indemnification obligations are valid as long as the director, officer or employee acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The maximum potential amount of future payments we could be required to make under these indemnification obligations is unlimited; however, we have a director and officer insurance policy that mitigates our exposure and generally enables us to recover a portion of any future amounts paid.

8.    LEASE COMMITMENTS

We lease our worldwide facilities and certain other equipment under non-cancelable operating lease agreements. Future minimum commitments for these operating leases in place as of December 31, 2006 and March 31, 2007 are as follows (in thousands):

	December 31, 2006	March 31, 2007
		(unaudited)
2007 (remainder of year)	$470	$371
2008	700	700
2009	88	88
2010	1	1

	$1,259	$1,160

The terms of certain lease agreements provide for rental payments on a graduated basis. We recognize rent expense on the straight-line basis over the lease period and have accrued for rent expense incurred but not paid. Rent expense under operating leases was $209,000, $351,000 and $483,000 for the years ended December 31, 2004, 2005 and 2006, respectively, and $106,000 and $136,000 for the three months ended March 31, 2006 and 2007, respectively.

9.    MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED AND COMMON STOCK

Mandatorily Redeemable Convertible Preferred Stock

The following table summarizes mandatorily redeemable convertible preferred stock authorized and issued as of December 31, 2006:

	Date of Issuance	Shares Authorized	Shares Issued	Net Proceeds	Aggregate Liquidation Preference
Series A-1, A-2	November 2001, January 2003, July 2003	12,794	12,794	$9,302	$9,331
Series B	December 2003, January 2004	14,530	14,530	16,950	17,000
Series C	July 2005, August 2005, November 2006	7,600	7,457	15,205	15,269

		34,924	34,781	$41,457	$41,600

The rights, preferences, and privileges of the mandatorily redeemable convertible preferred stock are as follows:

Conversion: Each share of preferred stock is convertible, at the option of the holder, into common stock initially at a rate of 1:1. Each share of preferred stock will automatically be converted into shares of common stock immediately upon our sale of common stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, at a public offering price of

DATA DOMAIN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at least $20,000,000 (after deduction of the underwriters’ commissions and expenses), and a per share offering price of at least $5.00 per share (as adjusted for stock splits, stock dividends, recapitalization and similar events).

Voting: The holders of each share of preferred stock are entitled to one vote for each share of common stock into which such share may be converted.

Dividends: Holders of the Series A-1, Series A-2, Series B and Series C convertible preferred stock are entitled to receive non-cumulative dividends at a rate of approximately $0.04, $0.06, $0.09 and $0.16 per share, respectively, per annum, adjustable for certain events, such as stock splits and combinations.

Liquidation: In the event of any liquidation event, either voluntary or involuntary, the holders of each series of preferred stock are entitled to receive an amount per share equal to the sum of the original issue price for each series of preferred stock, plus declared but unpaid dividends on such shares. The original issue price of Series A-1, A-2, B and C preferred stock is $0.4444 per share, $0.7901 per share, $1.17 per share and $2.04 per share, respectively.

A liquidation or winding up of the company, a greater than 50% change in control or a sale of substantially all of our assets would constitute a redemption event. As the redemption event is outside our control, all shares of preferred stock have been presented outside of permanent equity in accordance with EITF Topic D-98, Classification and Measurement of Redeemable Securities.

Redemption: At any time after July 5, 2010, the holders of a majority of the then outstanding shares of preferred stock may request that all of the then outstanding shares of preferred stock be redeemed for cash in two annual installments in an amount equal to $0.4444, $0.7901, $1.17 and $2.04 for each share of Series A-1, A-2, B and C preferred stock, respectively.

Common Stock

On November 8, 2001, we issued 3,360,000 shares of common shares to our founders and others at $0.01 per share. These shares were subject to our right of repurchase, which upon the occurrence of certain events, including the purchaser’s termination of service, allowed us to repurchase any unvested shares at the issuance price. At December 31, 2005, December 31, 2006 and March 31, 2007, there were no founder shares subject to repurchase.

Stock Plan

In May 2002, our board of directors adopted the 2002 Stock Plan, or Plan. Under the Plan, as of March 31, 2007, up to 19,391,646 shares of our common stock, in the form of both incentive and nonqualified stock options, may be granted to eligible employees, directors and consultants. The Plan provides that grants of incentive stock options will be made at no less than the estimated fair value of our common stock (no less than 85% of the fair value for nonqualified stock options), as determined by our board of directors at the date of grant. Vesting and exercise provisions are determined by our board of directors at the time of grant. Options typically vest with respect to 25% of the shares one year after the options’ vesting commencement date and the remainder ratably on a monthly basis over the following three years. Options granted under the Plan have a maximum term of ten years. Recipients of stock options under the Plan generally have the right to exercise their options prior to vesting. Any unvested stock issued under the Plan is subject to repurchase by us.

DATA DOMAIN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In the years ended December 31, 2004, 2005 and 2006, we issued stock awards and options to purchase 2,272,342, 3,340,262, and 5,256,270 shares, respectively, of common stock at exercise prices ranging from $0.05 to $1.00 per share. For the three months ended March 31, 2007, we issued stock awards and options to purchase 3,585,650 shares of common stock at exercise prices ranging from $7.26 to $8.90 per share. The following tables summarize information about the Plan:

	Available for Grant	Number Granted	Weighted Average Exercise Price per Share
December 31, 2003	3,750,225	3,480,801	$0.09
Granted	(2,272,342)	2,272,342	$0.15
Exercised	–	(538,956)	$0.15
Repurchased	80,834	–	$0.10
Canceled	282,500	(282,500)	$0.12

December 31, 2004	1,841,217	4,931,687	$0.11
Additional shares reserved	1,505,972	–
Granted	(3,340,262)	3,340,262	$0.33
Exercised	–	(1,438,465)	$0.13
Repurchased	67,500	–	$0.13
Canceled	225,938	(225,938)	$0.15

December 31, 2005	300,365	6,607,546	$0.22
Additional shares reserved	4,625,000	–
Granted	(5,256,270)	5,256,270	$0.79
Exercised	–	(1,954,057)	$0.60
Repurchased	31,959	–	$0.13
Canceled	392,513	(392,513)	$0.33

December 31, 2006	93,567	9,517,246	$0.44
Additional shares reserved (unaudited)	4,054,863	–
Granted (unaudited)	(3,585,650)	3,585,650	$7.95
Exercised (unaudited)	–	(304,000)	$1.94
Repurchased (unaudited)	88,250	–	$0.73
Canceled and expired (unaudited)	981,351	(981,351)	$0.24

March 31, 2007 (unaudited)	1,632,381	11,817,545	$2.70

Range of Exercise Price	Options Outstanding as of December 31, 2006	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value
		(in years)
$0.05–$0.10	2,591,032	5.82	$0.09
$0.15–$0.40	2,869,497	8.36	$0.31
$0.70–$1.00	4,056,717	9.43	$0.77

$0.05–$1.00	9,517,246	8.12	$0.44	$5,292,943

Vested	3,996,027	6.97	$0.19	$3,237,160
Expected to Vest	5,245,158	7.95	$0.44	$2,055,783

DATA DOMAIN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Range of Exercise Price	Options Outstanding as of March 31, 2007	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value
		(in years)
$0.05–$0.10	1,778,348	6.28	$0.10
$0.15–$0.40	2,713,830	8.12	$0.30
$0.70–$1.00	3,795,717	9.12	$0.76
$7.26–$8.90	3,529,650	9.91	$7.94

$0.05–$8.90	11,817,545	8.42	$2.70	$73,350,221

Vested	3,700,378	7.20	$0.34	$32,082,221
Expected to Vest	7,711,309	8.48	$2.54	$41,268,000

At December 31, 2005, December 31, 2006 and March 31, 2007, there were 1,242,000, 1,885,000 and 1,647,000 shares subject to repurchase under all common stock repurchase agreements, respectively. The cash received from the sale of these shares is initially recorded as a liability in long-term exercised unvested options and is subsequently reclassified to common stock as the shares vest. At December 31, 2005, December 31, 2006 and March 31, 2007, there was $175,000, $1.0 million and $1.2 million, respectively, recorded in liabilities related to the issuance of these shares.

In March 2003, in connection with services provided by our interim chief executive officer, we granted to Greylock Partners an option to purchase 217,942 shares of our common stock at an exercise price of $0.10 per share, outside of the 2002 Stock Plan. This option was exercised in full in October 2005.

Shares of Common Stock Reserved for Future Issuance

At December 31, 2006 and March 31, 2007, we had shares of common stock reserved for future issuance as follows:

	December 31, 2006	March 31, 2007
		(unaudited)
	(in thousands)
2002 Stock Plan:
Outstanding stock options	9,517	11,818
Reserved for future grants	94	1,632
Conversion of preferred stock	34,781	34,781

Total	44,392	48,231

10.    INCOME TAXES

Effective January 1, 2007, we adopted Financial Accounting Standards Interpretation, or FIN, No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, or FIN 48. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a company’s income tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 utilizes a two-step approach for evaluating uncertain tax positions accounted for in accordance with SFAS No. 109, Accounting for Income Taxes, or SFAS No. 109. Step one, Recognition, requires a company to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or

DATA DOMAIN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

litigation processes, if any. Step two, Measurement, is based on the largest amount of benefit which is more likely than not to be realized on ultimate settlement. The cumulative effect of adopting FIN 48 on January 1, 2007 is recognized as a change in accounting principle, recorded as an adjustment to the opening balance of retained earnings on the adoption date. As a result of the implementation of FIN 48, we recognized no change in the liability for unrecognized tax benefits related to tax positions taken in prior periods, and no corresponding change in retained earnings. Additionally, FIN 48 specifies that tax positions for which the timing of the ultimate resolution is uncertain should be recognized as long-term liabilities. We made no reclassifications between current taxes payable and long term taxes payable upon adoption of FIN 48. Our total amount of unrecognized tax benefits as of the January 1, 2007 adoption date and March 31, 2007 was $820,000 and $962,000, respectively. Of this total, $72,000 represents the amount of unrecognized tax benefits that, if recognized, would affect our effective tax rate.

Upon adoption of FIN 48, our policy to include interest and penalties related to unrecognized tax benefits within our benefit from income taxes did not change. As of March 31, 2007, we had no amount accrued for payment of interest and penalties related to unrecognized tax benefits and no amounts as of the adoption date of FIN 48. For the three months ended March 31, 2006 and 2007, we recognized no amounts of interest and penalties related to unrecognized tax benefits in our provision for income taxes.

The tax years 2002 through 2006 remain open to examination by the major domestic taxing jurisdictions to which we are subject, and for the international jurisdictions the tax years open to examination vary depending on the local tax laws.

For the three years ended December 31, 2006, our loss before provision for income taxes included the following:

	Year ended December 31,
	2004	2005	2006
	(in thousands)
North America	$(9,826)	$(13,821)	$(4,151)
International	–	71	336

Loss before provision for income taxes	$(9,826)	$(13,750)	$(3,815)

Provision for income taxes consisted of the following:

	Year ended December 31,
	2004	2005	2006
	(in thousands)
Current:
Federal	$–	$–	$70
State	2	9	27
International	–	24	114

	2	33	211
Deferred:
Federal	–	–	–
State	–	–	–
International	–	–	–

	–	–	–

Total	$2	$33	$211

DATA DOMAIN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income taxes differ from the amounts computed by applying the federal statutory rate of 34% to net loss as shown below:

	Year ended December 31,
	2004	2005	2006
	(in thousands)
Expected tax benefit	$(3,340)	$(4,675)	$(1,297)
Net tax effects of:
State taxes, net of federal benefit	(528)	(591)	(117)
Foreign taxes	–	25	114
Tax credits	(267)	(381)	(663)
Stock-based compensation expense	10	24	322
Other differences, net	10	18	53
Losses not benefited	4,117	5,613	1,799

Provision for income taxes	$2	$33	$211

The components of the deferred tax assets consisted of the following:

	December 31,
	2005	2006
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$11,539	$10,205
Tax credits	964	1,707
Accruals and allowances	586	2,687
Differences in timing of revenue recognition	37	144
Stock-based compensation expense	12	133
Depreciation and amortization	46	107

Total deferred tax assets	13,184	14,983
Less: valuation allowance	(13,184)	(14,983)

Net deferred tax assets	$–	$–

We had approximately $26.0 million of federal income tax net operating loss carryforwards at December 31, 2006. We had approximately $23.9 million of state income tax net operating loss carryforwards at December 31, 2006. The federal net operating loss carryforwards expire beginning in 2023. State net operating loss carryforwards expire in accordance with state statutes beginning in 2010.

We have federal research and development tax credits of $873,000 and California research and development tax credits of $919,000 at December 31, 2006. The federal research and development tax credits begin to expire in 2022 and the California research and development credits have no expiration date.

We also have California Manufacturers’ Investment Credit of $11,000 in each year that begin to expire in 2012.

Recognition of deferred tax assets is appropriate when realization of such assets is more likely than not. Based upon the weight of the available evidence, which includes our historical operating

DATA DOMAIN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

performance and the recorded cumulative net losses in all prior fiscal periods, we have provided a full valuation allowance against our deferred tax assets. Our valuation allowance increased by $4.1 million, $5.6 million and $1.8 million in the years ended December 31, 2004, 2005 and 2006, respectively. In addition, the utilization of our net operating loss and credit carryforwards may be subject to an annual limitation due to provisions of the Internal Revenue Code of 1986, as amended, that are applicable if we have experienced an “ownership change” in the past, or if such ownership change occurs in the future, for example, as a result of aggregating this offering with certain other sales of our stock before or after this offering.

We have not provided for federal income taxes on all of our non-U.S. subsidiaries’ undistributed earnings as of December 31, 2006, because such earnings are intended to be indefinitely reinvested. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to applicable federal and state income taxes.

11.    SEGMENT INFORMATION

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is our Chief Executive Officer. Our Chief Executive Officer reviews financial information presented on a consolidated basis, accompanied by information about revenue by geographic region for purposes of allocating resources and evaluating financial performance. We have one business activity and there are no segment managers who are held accountable for operations, operating results and plans for levels or components below the consolidated unit level. Accordingly, we consider ourselves to be in a single reporting segment and operating unit structure.

Revenue by geography is based on the billing address of the customer. The following table sets forth revenue and long-lived assets by geographic area:

Revenue

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands)
North America	$686	$5,177	$31,734	$5,119	$14,645
Europe, Africa and Middle East	76	2,483	12,210	2,114	3,156
Japan and Asia	17	461	2,490	630	2,408

Total	$779	$8,121	$46,434	$7,863	$20,209

For the above periods presented, no one country outside the United States represented 10% or more of our total revenue.

DATA DOMAIN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-lived Assets

	December 31,		March 31, 2007
	2005	2006
			(unaudited)
	(in thousands)
North America	$1,329	$1,671	$2,874
International	–	27	52

Total	$1,329	$1,698	$2,926

12.    EMPLOYEE BENEFIT PLAN

We have a 401(k) plan covering all eligible employees. We are not required to contribute to the plan and have made no contributions through March 31, 2007.

13.    LEGAL MATTERS

From time to time, we may be involved in various legal proceedings arising in the ordinary course of business. There are no matters at December 31, 2006 or March 31, 2007 that, in the opinion of management, might have a material adverse effect on our financial position, results of operations or cash flows.

14.    SUBSEQUENT EVENTS

In the fourth quarter of 2006, we received an inquiry from Quantum Corporation regarding our interest in licensing certain patents that Quantum believed we may have previously incorporated into our products or may incorporate in the future. As a result of our discussions with Quantum, which commenced in 2006, we entered into a patent cross-license agreement in March 2007, with an effective date of January 1, 2007. Under the terms of the cross-license, we issued Quantum 390,000 shares of our common stock in March 2007. We engaged an independent third-party valuation firm to assist us in valuing the shares of our common stock as of the date of issuance. Based on this valuation, the value of the common stock issued under the agreement was approximately $3.3 million.

The same third-party valuation firm assisted us in estimating the value of the intangible asset associated with the cross-license agreement and to estimate its useful life. Based on this valuation, we determined the fair value of the intangible asset to be $400,000 and have an estimated useful life of three years. We began to amortize this asset to cost of product revenue beginning January 1, 2007. The $2.9 million balance of the settlement amount represents payment to Quantum for a release of all claims for any past acts or conduct, and we have recorded the amount as settlement expense in our consolidated statements of operations for the year ended December 31, 2006.

On May 2, 2007, our board of directors approved the 2007 Equity Incentive Plan and 2007 Employee Stock Purchase Plan. A total of 7,200,000 shares of common stock were reserved for future issuance under these plans which will become effective on the effective date of the registration statement of which this prospectus is a part.

On June 6, 2007, our board of directors authorized an additional 300,000 shares of common stock to be issued under our 2002 Stock Plan.

DATA DOMAIN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Subsequent to March 31, 2007, we have granted options to purchase an additional 1,314,900 shares of our common stock and restricted stock awards in the amount of 383,998 shares of common stock under our 2002 Stock Plan. As a result of these option grants, we will incur additional stock-based compensation expense of approximately $8.4 million, net of estimated forfeitures of $442,000. As a result of these restricted stock awards, we will incur additional stock-based compensation expense of approximately $4.6 million, net of estimated forfeitures of $234,000. The aggregate expense of approximately $13.0 million, net of aggregate estimated forfeitures of $676,000, will be amortized on a straight-line basis over a weighted average period of approximately 4.1 years. 174,800 of these options and 383,998 of these stock awards were approved by our board of directors in June 2007 contingent upon the pricing of this offering and with exercise prices and issue prices to be equal to the initial public offering price per share. However, for purposes of the foregoing calculation, we have assumed that these options and stock awards will be granted at a price equal to $12.50 per share, which is the midpoint of the range of the initial public offering price listed on the cover page of this prospectus.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including                          , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

7,390,000 Shares

Data Domain, Inc.

Common Stock

Goldman, Sachs & Co.

Morgan Stanley

Thomas Weisel Partners LLC

Pacific Crest Securities

PART II

Information Not Required in Prospectus

Item 13.    Other Expenses of Issuance and Distribution

The following table presents the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fees and the Nasdaq Global Market listing fee.

SEC Registration fee	$3,523

NASD filing fee	15,000

Nasdaq Global Market listing fee	150,000

Printing and engraving expenses	200,000

Legal fees and expenses	1,400,000

Accounting fees and expenses	1,675,000

Blue sky fees and expenses	6,000

Custodian and transfer agent fees	3,500

Miscellaneous fees and expenses	46,977

Total	$3,500,000

Item 14.    Indemnification of Directors and Officers

Our restated certificate of incorporation and amended and restated bylaws contain provisions relating to the limitation of liability and indemnification of directors and officers. The restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derives any improper personal benefit.

Our restated certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our amended and restated bylaws provide that we shall advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding. The bylaws also authorize us to indemnify any of our employees or agents and permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

We have entered into indemnification agreements with each of our directors and executive officers and certain other key employees, a form of which is attached as Exhibit 10.1. The form of agreement provides that we will indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer or other key employee because of his or her status as one of our directors, executive officers or other key employees, to the fullest extent permitted by Delaware law, our restated certificate of incorporation and our amended and restated bylaws (except in a proceeding initiated by such person without board approval). In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and other key employees in connection with a legal proceeding.

Reference is made to Section 9 of the underwriting agreement contained in Exhibit 1.1 to this registration statement, indemnifying our directors and officers against limited liabilities. In addition, Section 1.9 of our amended and restated investors’ rights agreement contained in Exhibit 4.3 to this registration statement provides for indemnification of certain of our stockholders against liabilities described in our amended and restated investors’ rights agreement.

Item 15.    Recent Sales of Unregistered Securities

Since January 1, 2004, we have issued the following securities that were not registered under the Securities Act:

1. We granted direct issuances or stock options to purchase 15,594,624 shares of our common stock at exercise prices ranging from $0.15 to $12.50 per share to employees, consultants, directors and other service providers under our 2002 Stock Plan.

2. On March 27, 2003, we granted a stock option to purchase 217,942 shares of our common stock at an exercise price of $0.10 per share to an entity affiliated with Greylock Partners outside of the 2002 Stock Plan, and we issued and sold 217,942 shares of our common stock upon the exercise of this stock option on October 5, 2005.

3. We issued and sold an aggregate of 4,356,373 shares of our common stock to employees, directors, consultants, and other service providers for aggregate consideration of approximately $2,117,347 under direct issuances or exercises of options granted under our 2002 Stock Plan.

4. From December 11, 2003 to January 23, 2004, we issued and sold an aggregate of 14,529,910 shares of our Series B convertible preferred stock to certain institutional and individual investors for an aggregate purchase price of approximately $17,000,000.

5. From July 26, 2005 to August 31, 2006, we issued and sold an aggregate of 7,396,512 shares of our Series C convertible preferred stock to certain institutional and individual investors for an aggregate purchase price of approximately $15,100,000.

6. On November 27, 2006 and November 29, 2006, we issued and sold an aggregate of 60,000 shares of our Series C convertible preferred stock to two individual investors for an aggregate purchase price of approximately $180,000.

7. On March 14, 2007, we issued 390,000 shares of our common stock to a corporation in connection with a technology licensing agreement. The shares were issued in consideration of the cross-license of patent rights between the corporation and us.

The sale of securities described in Items 15(1) and (3) were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Rule 701 promulgated under the Securities Act. The sale of securities described in Items 15(2) and (4)-(7) were sales to accredited investors and were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution and appropriate legends were affixed to the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16.    Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

3.1*	Restated Certificate of Incorporation.

3.2*	Form of Restated Certificate of Incorporation to be effective upon closing.

3.3*	Bylaws.

3.4*	Form of Amended and Restated Bylaws to be effective upon closing.

4.1*	Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4.

4.2*	Form of Common Stock certificate.

4.3*	Amended and Restated Investors’ Rights Agreement, dated March 14, 2007, by and among the Registrant, certain stockholders and the investors listed on the signature pages thereto.

5.1*	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.

10.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers and certain key employees.

10.2*	Data Domain, Inc. 2002 Stock Plan.

10.3*	Form of 2002 Stock Plan Stock Purchase Agreement.

10.4*	Form of 2002 Stock Plan Stock Option Agreement (early exercise).

10.5*	Form of 2002 Stock Plan Stock Option Agreement (installment vesting).

10.6*	Form of 2002 Stock Plan Stock Option Agreement (non-employee directors).

10.7*	2007 Equity Incentive Plan.

10.8*	2007 Employee Stock Purchase Plan.

10.9*	Data Domain, Inc. 2007 Bonus Plan.

10.10*	Offer Letter with Frank Slootman, dated June 17, 2003.

10.11*	Offer Letter with Michael P. Scarpelli, dated September 14, 2006.

10.12*	Offer Letter with Daniel R. McGee, dated January 13, 2006.

10.13*	Offer Letter with David L. Schneider, dated December 8, 2003.

10.14*	Notice of Stock Option Grant and Stock Option Agreement, dated August 28, 2003, with Frank Slootman.

10.15*	Notice of Stock Option Grant and Stock Option Agreement, dated August 10, 2005, with Frank Slootman.

10.16*	Notice of Stock Option Grant and Stock Option Agreement, dated September 14, 2006, with Michael P. Scarpelli.

10.17*	Notice of Stock Option Grant and Stock Option Agreement, dated March 15, 2006, with Daniel R. McGee.

Exhibit No.	Description

10.18*	Notice of Stock Option Grant and Stock Option Agreement, dated January 22, 2004, with David L. Schneider.

10.19*	Notice of Stock Option Grant and Stock Option Agreement, dated January 31, 2005, with David L. Schneider.

10.20*	Notice of Stock Option Grant and Stock Option Agreement, dated September 14, 2005, with David L. Schneider.

10.21	Notice of Stock Option Grant and Stock Option Agreement, dated February 12, 2007, with David L. Schneider.

10.22*	Notice of Stock Option Grant and Stock Option Agreement, dated March 26, 2007, with Frank Slootman.

10.23*	Notice of Stock Option Grant and Stock Option Agreement, dated March 26, 2007, with Michael P. Scarpelli.

10.24*	Amended and Restated Consulting Agreement by and between the Registrant and Kai Li, dated September 1, 2003.

10.25*	Form of Management Change in Control Agreement.

10.26*	Letter Agreement by and between the Registrant and Neal Ater, dated March 15, 2007.

10.27*	Sub-Sublease Agreement by and between the Registrant and Juniper Networks, Inc. effective as of July 1, 2006.

10.28*†	Manufacturing Services Agreement by and between the Registrant and Solectron USA, Inc., a Delaware corporation, dba Fine Pitch Technology dated April 26, 2006.

10.29*†	OEM Purchase Agreement by and between the Registrant and Xyratex Technology Limited, dated March 8, 2007.

10.30*	Patent Cross-License Agreement by and between the Registrant and Quantum Corporation, dated March 13, 2007.

10.31*	Amended and Restated Voting Agreement, dated July 26, 2005, as amended on October 4, 2006, by and among the Registrant, certain stockholders and the investors listed on the signature pages thereto.

10.32*	Form of 2007 Equity Incentive Plan Stock Option Agreement.

10.33*	Form of 2007 Equity Incentive Plan Stock Option Agreement (Automatic Initial Director Grants).

10.34*	Form of 2007 Equity Incentive Plan Stock Option Agreement (Automatic Annual Director Grants).

10.35*	Form of 2007 Equity Incentive Plan Stock Option Agreement (Officer Grants).

10.36*	Form of 2007 Equity Incentive Plan Stock Option Agreement (Chief Executive Officer Grants).

10.37*	Management Change in Control Agreement by and between the Registrant and Frank Slootman.

10.38	Form of Summary of Stock Grant and Stock Grant Agreement with Kai Li.

16.1*	Letter from Mohler, Nixon & Williams.

21.1*	List of subsidiaries.

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (contained in Exhibit 5.1).

24.1*	Power of Attorney (contained in the signature page to this registration statement).

Exhibit No.	Description

99.1	Consent of Duff & Phelps, LLC.

99.2*	Consent of Freeman Reports.

*	Previously filed.
†	Confidential treatment has been requested for portions of this document. The omitted portions of this document have been filed with the Securities and Exchange Commission.

(b) Financial Statement Schedules

The following schedule is filed as part of this registration statement:

Schedule II—Valuation and Qualifying Accounts

All other schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financial statements or related notes.

SCHEDULE II

DATA DOMAIN, INC. VALUATION AND QUALIFYING ACCOUNTS

	Beginning Balance	Additions (Recoveries) Charged to Operations	Write- offs	Ending Balance
	(in thousands)
Trade Receivable Allowances:
Year Ended December 31, 2004	$–	$3	$–	$3

Year Ended December 31, 2005	3	(2)	–	1

Year Ended December 31, 2006	1	9	–	10

Three Months Ended March 31, 2007	10	(1)	7	2

Item 17.    Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 4 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on this 21st day of June, 2007.

DATA DOMAIN, INC.

By:	/S/ FRANK SLOOTMAN

Frank Slootman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 to the registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/S/ FRANK SLOOTMAN Frank Slootman	President, Chief Executive Officer and Director (Principal Executive Officer)	June 21, 2007

/S/ MICHAEL P. SCARPELLI Michael P. Scarpelli	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	June 21, 2007

* Ronald D. Bernal	Director	June 21, 2007

* Aneel Bhusri	Chairman of the Board of Directors	June 21, 2007

* Ronald E. F. Codd	Director	June 21, 2007

* Reed E. Hundt	Director	June 21, 2007

* Kai Li	Director	June 21, 2007

* Jeffrey A. Miller	Director	June 21, 2007

* Scott D. Sandell	Director	June 21, 2007

*By:	/S/ MICHAEL P. SCARPELLI
Michael P. Scarpelli, Attorney-in-fact

INDEX TO EXHIBITS

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

3.1*	Restated Certificate of Incorporation.

3.2*	Form of Restated Certificate of Incorporation to be effective upon closing.

3.3*	Bylaws.

3.4*	Form of Amended and Restated Bylaws to be effective upon closing.

4.1*	Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4.

4.2*	Form of Common Stock certificate.

4.3*	Amended and Restated Investors’ Rights Agreement, dated March 14, 2007, by and among the Registrant, certain stockholders and the investors listed on the signature pages thereto.

5.1*	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.

10.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers and certain key employees.

10.2*	Data Domain, Inc. 2002 Stock Plan.

10.3*	Form of 2002 Stock Plan Stock Purchase Agreement.

10.4*	Form of 2002 Stock Plan Stock Option Agreement (early exercise).

10.5*	Form of 2002 Stock Plan Stock Option Agreement (installment vesting).

10.6*	Form of 2002 Stock Plan Stock Option Agreement (non-employee directors).

10.7*	2007 Equity Incentive Plan.

10.8*	2007 Employee Stock Purchase Plan.

10.9*	Data Domain, Inc. 2007 Bonus Plan.

10.10*	Offer Letter with Frank Slootman, dated June 17, 2003.

10.11*	Offer Letter with Michael P. Scarpelli, dated September 14, 2006.

10.12*	Offer Letter with Daniel R. McGee, dated January 13, 2006.

10.13*	Offer Letter with David L. Schneider, dated December 8, 2003.

10.14*	Notice of Stock Option Grant and Stock Option Agreement, dated August 28, 2003, with Frank Slootman.

10.15*	Notice of Stock Option Grant and Stock Option Agreement, dated August 10, 2005, with Frank Slootman.

10.16*	Notice of Stock Option Grant and Stock Option Agreement, dated September 14, 2006, with Michael P. Scarpelli.

10.17*	Notice of Stock Option Grant and Stock Option Agreement, dated March 15, 2006, with Daniel R. McGee.

10.18*	Notice of Stock Option Grant and Stock Option Agreement, dated January 22, 2004, with David L. Schneider.

10.19*	Notice of Stock Option Grant and Stock Option Agreement, dated January 31, 2005, with David L. Schneider.

10.20*	Notice of Stock Option Grant and Stock Option Agreement, dated September 14, 2005, with David L. Schneider.

10.21	Notice of Stock Option Grant and Stock Option Agreement, dated February 12, 2007, with David L. Schneider.

Exhibit No.	Description

10.22*	Notice of Stock Option Grant and Stock Option Agreement, dated March 26, 2007, with Frank Slootman.

10.23*	Notice of Stock Option Grant and Stock Option Agreement, dated March 26, 2007, with Michael P. Scarpelli.

10.24*	Amended and Restated Consulting Agreement by and between the Registrant and Kai Li, dated September 1, 2003.

10.25*	Form of Management Change in Control Agreement.

10.26*	Letter Agreement by and between the Registrant and Neal Ater, dated March 15, 2007.

10.27*	Sub-Sublease Agreement by and between the Registrant and Juniper Networks, Inc. effective as of July 1, 2006.

10.28*†	Manufacturing Services Agreement by and between the Registrant and Solectron USA, Inc., a Delaware corporation, dba Fine Pitch Technology dated April 26, 2006.

10.29*†	OEM Purchase Agreement by and between the Registrant and Xyratex Technology Limited, dated March 8, 2007.

10.30*	Patent Cross-License Agreement by and between the Registrant and Quantum Corporation, dated March 13, 2007.

10.31*	Amended and Restated Voting Agreement, dated July 26, 2005, as amended on October 4, 2006, by and among the Registrant, certain stockholders and the investors listed on the signature pages thereto.

10.32*	Form of 2007 Equity Incentive Plan Stock Option Agreement.

10.33*	Form of 2007 Equity Incentive Plan Stock Option Agreement (Automatic Initial Director Grants).

10.34*	Form of 2007 Equity Incentive Plan Stock Option Agreement (Automatic Annual Director Grants).

10.35*	Form of 2007 Equity Incentive Plan Stock Option Agreement (Officer Grants).

10.36*	Form of 2007 Equity Incentive Plan Stock Option Agreement (Chief Executive Officer Grants).

10.37*	Management Change in Control Agreement by and between the Registrant and Frank Slootman.

10.38	Form of Summary of Stock Grant and Stock Grant Agreement with Kai Li.

16.1*	Letter from Mohler, Nixon & Williams.

21.1*	List of subsidiaries.

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (contained in Exhibit 5.1).

24.1*	Power of Attorney (contained in the signature page to this registration statement).

99.1	Consent of Duff & Phelps, LLC.

99.2*	Consent of Freeman Reports.

*	Previously filed.
†	Confidential treatment has been requested for portions of this document. The omitted portions of this document have been filed with the Securities and Exchange Commission.